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As filed with the Securities and Exchange Commission on October 4, 2006.

Registration No. 333-134053

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 6 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STANLEY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8711 (Primary Standard Industrial Classification Code Number)	11-3658790 (I.R.S. Employer Identification Number)

3101 Wilson Boulevard, Suite 700 Arlington, Virginia 22201
(703) 684-1125
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Philip O. Nolan
President and Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, Virginia 22201
(703) 684-1125
Fax: (703) 682-1547
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stephen L. Burns Andrew J. Pitts Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Fax: (212) 474-3700	Michael J. Schiavone Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.01 par value per share	$130,000,000	$13,910.00

(1)
Includes shares to be sold upon exercise of the underwriters' over-allotment option. See "Underwriting".

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.

(3)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2006

P R O S P E C T U S

6,300,000 Shares

Stanley, Inc.

Common Stock
$       per share

        We are selling 5,289,720 shares of our common stock and the selling stockholders named in this prospectus are selling 1,010,280 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We have granted the underwriters an option to purchase up to 945,000 additional shares of common stock to cover over-allotments.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share. We have applied to have the common stock listed on the New York Stock Exchange under the symbol "SXE".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Stanley (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2006.

Citigroup	Wachovia Securities

Raymond James

Cowen and Company

Stifel Nicolaus

                        , 2006

        You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus that we file with the Securities and Exchange Commission relating to this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until                , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

        The following is a summary of some of the information contained in this prospectus, and it may not contain all the information that is important to you. You should read the entire prospectus carefully, especially "Risk Factors" and the consolidated financial statements and accompanying notes included in this prospectus.

        In February 2006, we acquired Morgan Research Corporation, or Morgan, a privately-held information technology company providing specialized engineering and technology services to the federal government. Our pro forma financial information included in this prospectus gives effect to the acquisition and the related financing transactions as if they had occurred on April 1, 2005, as further described in "Unaudited Pro Forma Financial Data". Our fiscal year ends on March 31.

Our Company

        We provide information technology services and solutions to U.S. defense and federal civilian government agencies. We offer our customers solutions and expertise to support their mission-essential needs at any stage of program, product development or business lifecycle through five services areas: systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology. As a systems integrator, we apply these five service areas to enable our customers to achieve interoperability between different business processes and information technology systems.

        We were founded in 1966 and have established long-standing, successful relationships with our federal government customers. As of August 31, 2006, we had more than 200 active contractual engagements across 38 federal government agencies. Our customers include the Department of Defense (including all major agencies within the Department of Defense), the Department of Health and Human Services, the Department of Homeland Security, the Department of Justice, the Department of State, the Department of Transportation, the Department of the Treasury and NASA.

        For the fiscal year ended March 31, 2006, or fiscal 2006, we derived approximately 61% of our revenues from the Department of Defense, including agencies within the intelligence community, and approximately 39% of our revenues from federal civilian government agencies. We acted as the prime contractor on contractual engagements that provided approximately 80% of our revenues for fiscal 2006. In February 2006 we completed the acquisition of Morgan, which provides us with access to new customers and enables us to offer an expanded suite of services to our customers.

        From fiscal year ended March 31, 1996, through fiscal 2006, we increased our revenues at a compound annual growth rate of 30.8%, and we have been profitable in every year during that period. Our actual revenues and our revenues after giving pro forma effect to our acquisition of Morgan for fiscal 2006 were $284.8 million and $345.6 million, respectively, and our revenues for the three months ended June 30, 2006, were $92.6 million. As of June 30, 2006, our total backlog was $833.0 million and our funded backlog was $201.7 million. For a discussion of how we calculate backlog, see "Business—Backlog".

        We believe that we derive our revenue growth in large part from the strength of our approach to customer account management, our technical expertise and our past performance. Over the twelve months ended August 31, 2006, we have won 100% of competitively awarded contracts on which we were the incumbent and 58% of competitively awarded contracts on which we were not the incumbent. Over the twelve months ended August 31, 2006, we achieved an overall win rate of approximately 68%. For a discussion of how we calculate our win rate, see "Business—Business Development". We also derive revenue growth through acquisitions. For a discussion of our revenue growth through recent acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Evaluated by Management—Revenue Growth".

        We have an experienced senior management team and a high quality staff of approximately 2,300 employees. We emphasize three essential attributes—a commitment to strong partnerships, integrity in all dealings and results for our clients—in order to develop long-term relationships with our customers and achieve the highest quality workforce in our industry. Additionally, our management team and our employees have a personal stake in our continued growth and success, as prior to this offering they owned substantially all of, and following this offering they will continue to own a significant portion of, our common stock.

Our Market Opportunity

        The federal government is the largest purchaser of information technology services and solutions in the United States. Information technology accounts for a significant portion of the federal government's spending, and, according to INPUT, an independent federal government market research firm, federal government information technology spending is expected to grow from $75.4 billion in federal fiscal year 2005 to $93.4 billion in federal fiscal year 2011. Of the total information technology spending, INPUT forecasts that the contracted-out portion will grow from $63.3 billion in federal fiscal year 2006 to $80.5 billion in federal fiscal year 2011. Information technology professional services and outsourcing, which are the primary components of our systems integration services, are expected by INPUT to be among the fastest growing segments of the federal information technology market in the next five years.

        We believe that over the next several years the continued increase in the federal government's demand for information technology services and solutions will be primarily driven by the following factors:

  •
  Increased spending on national defense, intelligence and homeland security;

  •
  Demand for greater government efficiency and effectiveness;

  •
  Increased federal government reliance on outsourcing; and

  •
  Increased emphasis on defense system sustainment and modernization.

Our Competitive Strengths

        We believe that we are distinguished by the following key competitive strengths:

Strong Presence in Key Strategic Areas and Deep Knowledge of Our Diverse Customer Base

        We provide services in areas that we believe are a high priority for the federal government, such as defense transformation, homeland security and the Global War on Terror, and we believe that our extensive experience with our customers provides us with significant insight into their missions and needs. We have served customers that provided over 90% of our revenues for fiscal 2006 for an average of approximately twelve years, and currently have contractual engagements across 38 federal government agencies.

Outstanding Record of Past Performance Fueling Growth

        In 2005, we were chosen as the Mid-Size Contractor of the Year at the Greater Washington Government Contractor Awards. Our past performance, combined with our technical expertise, has enabled us to achieve 14 consecutive years of revenue growth and profitability. Because substantially all of our revenues are derived from federal government contracts, our ability to maintain strong relationships with federal government agencies is critical to our future revenue growth and profitability.

Experienced Management Team and Highly-Skilled Workforce

        Our senior management team has an average tenure with our company of more than twelve years and includes a core group of senior executives who have built our company over the course of the past two decades. A majority of our senior management team, including our chief executive officer, have served in the U.S. armed forces, and this experience has provided us with significant knowledge of these organizations. As of June 30, 2006, approximately 55% of our employees held Secret or Top Secret clearances, which are necessary to work on classified contracts. Competition for highly qualified personnel is intense and our ability to maintain and grow our business depends on our ability to recruit and retain qualified employees.

Proven Business Development Infrastructure

        We have developed systems and processes modeled after industry best practices to successfully market, develop, acquire and expand contracts with the federal government. As a result, over the twelve months ended August 31, 2006, we achieved an overall win rate, including bids where we were the incumbent contractor, of approximately 68%.

Proven Track Record of Acquisitions and Integration

        We have disciplined acquisition processes for identifying, acquiring and integrating target companies and successfully growing these businesses post-acquisition. Our disciplined approach to acquisitions also ensures that we align not only the systems of a target company but also its culture in order to retain and expand both our customer and employee bases. Nevertheless, difficulties in integrating future acquired companies could disrupt our operations.

Commitment to Corporate Culture

        We have a culture focused on long-term relationships with our customers. We believe we have been successful in creating a culture that focuses on developing our employees throughout their career and promoting them within our organization. We reinforce our core principles regularly in our recruiting process, training programs, proposals, company meetings and internal communications.

Corporate Infrastructure Positioned for Growth

        During the past several years we have made significant investments in our corporate infrastructure in anticipation of future growth. We believe that our management experience and corporate infrastructure are indicative of a company with much larger revenues than ours, and we anticipate that as our business expands we will leverage this infrastructure to increase our operating margins and capitalize on operational efficiencies. However, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy.

Our Strategy

        Our strategy is to continue to profitably grow our business as a provider of information technology services and solutions to the federal government and to focus on our strength as a systems integrator providing lifecycle solutions to our customers. Key elements of our strategy include:

Focusing on Opportunities to Support Mission-Essential Programs as a Prime Contractor

        We have a proud heritage of providing mission-essential support for federal government customers as a prime contractor, and as a result we have developed specialized expertise in the systems, business processes and requirements of our clients. As a result, we have developed a deep functional understanding of our customers' requirements and missions, which places us in a strong position to win future prime contractor engagements.

Cross-Selling Services and Expanding Customer Presence

        We will continue our practice of cross-selling services to expand the breadth and depth of our customer engagements and create opportunities to provide additional solutions to our customers. We will continue to utilize our centralized account management process to enhance our understanding of our customers' needs and generate new sales and internal growth.

Expanding Our Customer and Contract Base

        We intend to aggressively pursue task orders under government multiple award schedule contracts on which we are a prime contractor in order to maximize our revenue and strengthen our customer relationships. We also intend to expand our contract base into areas with significant growth opportunities by leveraging our industry reputation and long-term client relationships.

Being an Employer of Choice and Developing Top Talent

        To ensure that we have future leadership, we will continue to develop our managerial workforce at the task, project, program and executive level through ongoing company-sponsored training and development programs. In addition, we intend to continue to attract and retain skilled professionals, including managers, engineers, analysts, programmers, technicians and support specialists, in order to ensure that we are able to meet our customers' needs.

Pursuing Strategic Acquisitions

        We will continue to pursue strategic acquisitions that complement and broaden our existing client base, increase our presence in strategic geographic markets, expand our capabilities as a systems integrator and provide access to prime contract vehicles.

Government Contracting

        The federal government contracting process differs in many ways from commercial contracting. For information on the federal government contracting process and associated risks, see "Government Contracting and Regulations" and "Risk Factors".

        We were founded in 1966 and incorporated in 1968 under the laws of the District of Columbia. In 2002, we reincorporated under the laws of the State of Delaware. Our principal executive offices are located at 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201. Our telephone number is (703) 684-1125. Our internet address is http://www.stanleyassociates.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

The Offering

Common stock offered by us	5,289,720 shares (6,234,720 shares if the underwriters exercise in full their option to purchase 945,000 additional shares)
Common stock offered by the selling stockholders	1,010,280 shares
Common stock to be outstanding after this offering	19,961,760 shares (20,906,760 shares if the underwriters exercise in full their option to purchase 945,000 additional shares)
Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an additional 945,000 shares of common stock to cover over-allotments.
Use of proceeds	We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our senior credit facility. See "Use of Proceeds".
New York Stock Exchange symbol	SXE

        The number of shares of common stock to be outstanding after this offering, unless otherwise indicated, is based on 14,672,040 shares of our common stock outstanding as of August 31, 2006, plus 5,289,720 shares offered by us in this offering, and:

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  gives effect to a 30-for-1 split of our common stock that took effect on September 12, 2006; and

  •
  excludes 2,976,060 shares issuable upon the exercise of stock options outstanding as of August 31, 2006, which had a weighted average exercise price of $3.79 per share and 2,207,310 of which will be vested upon consummation of this offering.

        You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Summary Historical and Pro Forma Financial Data

        The table below provides a summary of our historical and pro forma as adjusted consolidated financial data. We derived the historical statement of income data for the fiscal years ended March 31, 2004, 2005 and 2006, and the historical balance sheet data as of March 31, 2005 and 2006, from our audited consolidated financial statements included in this prospectus. The historical balance sheet data as of March 31, 2004, were derived from our audited consolidated financial statements for that year, which are not included in this prospectus. We derived the historical statement of income data for the three months ended June 30, 2005 and 2006, and the historical balance sheet data as of June 30, 2006, from our unaudited consolidated financial statements included in this prospectus. We derived the historical balance sheet data as of June 30, 2005, from our unaudited consolidated financial statements for that period, which are not included in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period.

        The unaudited pro forma as adjusted statement of income data for the fiscal year ended March 31, 2006, gives effect to:

  •
  the acquisition of Morgan and the related financing transactions;

  •
  the sale by us of 5,289,720 shares of our common stock in this offering at an assumed initial public offering price of $13.00, which is the mid-point of the price range set forth on the front cover of this prospectus (including the payment of underwriting discounts and commissions and estimated offering expenses); and

  •
  the application of the net proceeds received by us from this offering as described under "Use of Proceeds",

as if these transactions had occurred on April 1, 2005.

        The unaudited pro forma as adjusted statement of income data for the three months ended June 30, 2006, gives effect to the foregoing, other than the acquisition of Morgan and the related financing transactions, which occurred on February 15, 2006.

        The pro forma financial data are unaudited and are not necessarily indicative of what our financial results would have been had these transactions been completed as of the date indicated. Furthermore, the pro forma financial data do not purport to represent what our financial results might be for any future period. For additional information on the pro forma adjustments, see "Unaudited Pro Forma Financial Data".

        You should read this summary financial data together with "Use of Proceeds", "Capitalization", "Unaudited Pro Forma Financial Data", "Selected Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included in this prospectus.

							Pro Forma As Adjusted Three Months Ended June 30, 2006
				Pro Forma As Adjusted Year Ended March 31, 2006	Three Months Ended June 30,
	Year Ended March 31,
	2004	2005	2006		2005	2006
					(unaudited)
	(in thousands, except share data)
Statement of income data:
Revenues	$178,741	$282,456	$284,801	$345,623	$64,827	$92,555	$92,555
Operating costs and expenses:
Cost of revenues	156,584	250,110	248,260	301,430	56,970	80,473	80,473
Selling, general and administrative	7,819	10,411	12,806	14,922	3,047	4,351	4,351
Amortization of deferred compensation	224	372	790	790	155	249	249
Depreciation and amortization	1,349	2,327	3,057	5,186	551	1,387	1,387
Impairment of intangible assets	—	—	3,590	3,590	—	—	—

Operating income	12,765	19,236	16,298	19,705	4,104	6,095	6,095
Other income (expense):
Other income	8	2	101	103	—	260	260
Interest expense, net	(261)	(822)	(2,441)	(3,794)	(338)	(2,145)	(1,027)

Income before taxes	12,512	18,416	13,958	16,014	3,766	4,210	5,328
Provision for income taxes	(4,378)	(7,184)	(5,708)	(6,422)	(1,396)	(1,726)	(2,183)

Net income	$8,134	$11,232	$8,250	$9,592	$2,370	$2,484	$3,145

Earnings per share(1):
Basic	$0.56	$0.78	$0.58	$0.49	$0.17	$0.17	$0.16
Diluted	$0.50	$0.70	$0.51	$0.45	$0.15	$0.16	$0.15
Weighted average shares(1):
Basic	14,653	14,446	14,202	19,492	14,260	14,417	19,706
Diluted	16,107	16,117	16,096	21,386	15,983	15,961	21,250
Balance sheet data (at period end):
Cash and cash equivalents(2)	$—	$—	$—	$—	$—	$—	$—
Working capital	4,411	13,085	29,299	33,124	15,792	33,645	37,470
Total assets	86,848	93,558	199,903	199,903	94,947	195,150	195,150
Total long-term liabilities	10,517	9,367	102,885	45,557	9,719	102,990	45,662
Stockholders' equity	25,094	34,567	42,389	103,542	36,956	45,890	107,043

(1)
Earnings per share and weighted average shares are calculated after giving effect to the 30-for-1 stock split that took effect on September 12, 2006.

(2)
The company historically has not maintained a cash balance, but has applied all of its operating cash flow to reduce indebtedness under outstanding lines of credit.

RISK FACTORS

        You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. Any of the risks described below could materially adversely affect our business, financial condition and operating results. In this event, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Related to Our Business

We depend on contracts with federal government agencies for substantially all of our revenues. If our relationships with these agencies were harmed, our revenues and operating results could decline.

        Revenues from federal government contracts, either as a prime contractor or as a subcontractor, accounted for 99.9% of our revenues for fiscal 2006. We believe that federal government contracts will continue to be the source of substantially all of our revenues for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or with the Department of Defense or Department of State in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agency customers are our performance on individual contracts and task orders, the strength of our professional reputation and the relationships of our key executives with customer personnel. To the extent that our performance does not meet customer expectations, or our reputation or relationships with one or more key customers are impaired, our revenues and operating results could decline as a result.

Changes in the spending policies or budget priorities of the federal government, and the Department of Defense in particular, could cause us to lose revenues.

        Changes in federal government fiscal or spending policies, or in the Department of Defense budget allocation, could directly affect our financial performance. Among the factors that could harm our business are:

  •
  curtailment of the federal government's use of technology services firms;

  •
  a significant decline in spending by the federal government in general or by specific departments or agencies in particular;

  •
  reductions in federal government programs or requirements;

  •
  a shift in spending to federal programs and agencies that we do not support or where we currently do not have contracts or key relationships;

  •
  delays in the payment of our invoices by government payment offices;

  •
  federal governmental shutdowns, such as the shutdown that occurred during the government's 1996 fiscal year, and other potential delays in the government appropriations process, such as federal agencies having to operate under a continuing funding resolution because of delays in Congressional budget appropriations;

  •
  emergency spending that reduces funds available for other government priorities, such as the emergency spending for relief following hurricanes Katrina and Rita; and

  •
  general economic and political conditions, including any event that reduces federal tax receipts or results in a change in spending priorities of the federal government.

These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could cause us to lose revenues.

        In particular, revenues earned from contracts with the Department of Defense, including from subcontracts having the Department of Defense as the ultimate purchaser, represented approximately

61% of our revenues for fiscal 2006. In the past, the U.S. defense budget has declined from time to time, resulting in a slowing of new program starts, program delays and program cancellations. These reductions may cause defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. Current federal government spending levels on defense-related programs are in part related to the U.S. military operations in Afghanistan and Iraq and may not be sustainable, including as a result of changes in government leadership, policies or priorities. Future levels of expenditures and authorizations for defense-related programs may decrease or shift to programs in areas where we do not provide services. Any such decline or shift in defense-related expenditures could harm our revenues and operating results.

        In addition, any limitations imposed on spending by other federal government agencies that result from efforts to reduce the federal deficit may limit both the continued funding of our existing contracts and our ability to obtain additional contracts. Our backlog consists exclusively of contracts with federal departments and agencies, and the continuation of these contracts, or award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

Our revenues may decline materially if we are unable to obtain a new award of our passport processing services contract with the Department of State in September 2007 or if we are unable to renew any of our other significant contracts.

        We earn a significant portion of our revenues from the provision of passport processing and support services to the Department of State. Revenues from these services were approximately 19% of our revenues for fiscal 2006. The fixed initial term of our contract with the Department of State for the provision of passport processing and support services has expired, and we are currently performing these services pursuant to the Department of State's exercise of a one-year renewal option that expires in September 2007. The Department of State may not award us a new contract upon the expiration of the current contract in September 2007. We currently expect the Department of State to subject this contract to recompetition before awarding a new contract. Our revenues may decline materially if we are unable to obtain a renewal of this contract or any of our other significant contracts.

We may not realize the full value of our backlog, which may result in lower than expected revenues.

        Our total backlog represents the amount of revenues we expect to realize over the remaining base contract performance period and from the exercise of all option periods that we reasonably believe will be exercised, in each case from signed contracts in existence as of the measurement date. We do not include contract ceilings for government-wide acquisition contracts, or GWACs, or agency-specific indefinite delivery/indefinite quantity, or ID/IQ, contracts in our backlog calculation. Congress typically appropriates funds for our federal government customers on an annual basis, even though their contracts with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

        We may never realize some of the revenues that are included in our total backlog, and there is a higher degree of risk in this regard with respect to unfunded backlog. As of June 30, 2006, our total backlog was approximately $833.0 million, of which only approximately $201.7 million was funded. In addition, there can be no assurance that our backlog will result in actual revenues in any particular period. This is because the actual receipt, timing and amount of revenues under contracts included in backlog are subject to various contingencies, many of which are beyond our control. For example, the actual receipt of revenues from contracts included in backlog may never occur or may be delayed because a program schedule could change or the program could be cancelled, or a contract could be reduced, modified or terminated early, including as a result of a lack of appropriated funds. In addition, the fact that our backlog may translate into revenue does not guarantee that the contracts will be profitable.

Loss of our position as a qualified contractor under one or more General Services Administration schedules, or as a prime contractor on one or more of our contracts, would impair our operating results and our ability to win new business.

        In recent years, the federal government has increasingly relied on General Services Administration, or GSA, schedules and multi-award ID/IQ contracts for its procurement needs. When using GSA schedules and multi-award ID/IQ contracts, a procuring officer chooses providers from a pre-selected group of contractors, and contractors that are not part of the group generally will not be notified of, and will not be able to compete for, these contracts or task orders. Accordingly, our ability to maintain our existing business and win new business depends on our ability to maintain our position as a GSA schedule contractor and a prime contractor on multi-award ID/IQ contracts.

        If we were to lose any of our GSA schedules or our prime contractor position on any of our contracts, we could lose revenues, and our ability to win new business and our operating results could decline as a result. Similarly, unless we are successful in expanding our GSA schedule presence and our base of multi-award ID/IQ contracts, our ability to grow our business may be hindered.

Most of our revenues are earned from contracts with limited initial terms. We may expend significant resources in connection with these contracts that we may not recover if our customers do not exercise their contract extension options.

        Our contracts typically have a one or two year initial term, with multiple options that are exercisable by our government customers to extend the contract for one or more additional years. Our customers may not exercise any of their extension options. Moreover, because we believe that our contracts with limited initial terms represent the early portion of longer customer programs, we expend significant financial and personnel resources and expand our operations to be able to fulfill these programs beyond the initial contract term. If a significant number of our contracts are not extended beyond their initial terms, we may be unable to recover the costs we incurred, we would not recognize anticipated revenues and our operating results would be harmed.

The loss of one or more members of our senior management team could impair our relationships with government customers and our ability to compete and could disrupt the management of our business.

        We believe that our success depends on the continued contributions of the members of our senior management team. Our senior management team has extensive industry experience, and the relationships and reputation that members of our senior management team have established and maintain with government personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of the services of one or more of our senior executives could impair our ability to identify and secure new contracts, to maintain good customer relations and to otherwise manage our business, any of which could harm our business and operating results. We have not entered into employment or non-competition agreements with any members of our senior management.

If we fail to attract and retain skilled employees, we might not be able to perform under our contracts and our ability to maintain and grow our business could be limited.

        The growth of our business and revenues depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced information technology skills and appropriate security clearances, and who work well with our defense and federal civilian government customers. Competition for such personnel is intense, and recruiting, training and retention costs place significant demands on our resources. If we are unable to recruit and retain a sufficient number of qualified employees, our ability to maintain and grow our business could be limited. Furthermore, we could be required to engage larger numbers of contracted personnel, which could reduce our profit margins. In addition, many of our professional personnel may have specific knowledge of and experience with our federal government customers' operations, and we obtain some of our contracts based on that knowledge and experience. The loss of services of key personnel could impair our ability to perform required services under some of our contracts and to retain such contracts, as well as our ability to win new business.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market share.

        We operate in highly competitive markets and generally encounter intense competition to win contracts and task orders. For example, we must often discount our GSA schedule rates in order to secure contracts from many of our customers in competitive situations. Many of our competitors have greater financial, technical, marketing and public relations resources, larger customer bases and greater brand or name recognition than we do. We expect that the number of such competitors will grow through industry consolidation and the increasing participation in the federal government services market by traditional consulting and outsourcing providers and hardware and software manufacturers that seek to increase their service offerings. These competitors could, among other things:

  •
  divert sales from us by winning very large-scale government contracts due to different or greater technical capabilities, past performance on large-scale contracts, geographic presence, price and the availability of key professional personnel;

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  force us to charge lower prices in order to win or maintain contracts;

  •
  harm our relationships; and

  •
  seek to hire our employees.

If we lose business to our competitors or are forced to lower our prices, our revenues and our operating profits could decline and we could suffer a loss of market share.

        In addition, we may face competition from our subcontractors who, from time to time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor for us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it would divert sales from us and could force us to charge lower prices in order to ensure that we retain our prime contractor status.

We derive substantially all of our revenues from contracts awarded through competitive procurement processes, which can impose substantial costs upon us and negatively impact our operating results.

        We derive substantially all of our revenues from federal government contracts that are awarded through competitive procurement processes. Competitive procurement imposes substantial costs and presents a number of risks to us, including:

  •
  the need to bid on engagements in advance of knowing the complete design or full requirements, which may result in unforeseen difficulties in executing the engagement and cost overruns;

  •
  the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us and schedules that may not be used;

  •
  the expense and delay that we may face if our competitors protest or challenge contract awards made to us pursuant to competitive procedures, and the risk that any such protest or challenge could result in the resubmission of offers, or in termination, reduction or modification of the awarded contract; and

  •
  the opportunity cost of not bidding on and winning other contracts we might have otherwise pursued.

        The costs we incur in the competitive procurement process may be substantial, and, to the extent we participate in competitive procurements and are unable to win particular contracts, these costs could negatively affect our operating results. In addition, GSA schedule contracts, GWACs, blanket purchase agreements and other ID/IQ contracts do not guarantee more than a minimal amount of work for us, but instead provide us access to work generally through further competitive procedures. The increasing reliance by the federal government on GSA schedules, GWACs and other multi-award ID/IQ contracts for its procurement needs has led to increased competition and pricing pressure, requiring that we make sustained post-award efforts to realize revenues under these contracts.

We may lose money on some contracts if we miscalculate the resources we need to perform under the contract.

        We provide services to the federal government under contracts with three basic types of price structure: cost-plus-fee, time-and-materials and fixed-price. For fiscal 2006, we derived approximately 62%, 20% and 18% of revenues from cost-plus-fee, time-and-materials and fixed-price contracts, respectively. For the three months ended June 30, 2006, we derived approximately 53%, 32% and 15% of revenues from cost-plus-fee, time-and-materials and fixed-price contracts, respectively. Each of these types of contracts, to varying degrees, involves the risk that we underestimate our cost of fulfilling the contract, and we occasionally have suffered in the past, and may suffer in the future, reduced profits or financial losses on our contracts, thereby causing our operating results to decline as a result. This risk is greater for fixed-price contracts, where we bear the full impact of cost overruns, and an increase of fixed-price contracts in our contract mix would increase our exposure to this risk.

Our margins and operating results may suffer if we experience unfavorable changes in the proportion of cost-plus-fee or fixed-price contracts in our total contract mix.

        Although fixed-price contracts entail a greater risk of a reduced profit or financial loss on a contract compared to other types of contracts we enter into, fixed-price contracts typically provide higher profit opportunities because we receive the benefit of cost savings. In contrast, cost-plus-fee contracts are subject to statutory limits on profit margins, and generally are the least profitable of our contract types. Our federal government customers typically determine what type of contract we enter into. Cost-plus-fee and fixed-price contracts accounted for approximately 62% and 18%, respectively, of our revenues for fiscal 2006 and approximately 53% and 15%, respectively, of our revenues for the three months ended June 30, 2006. To the extent that we enter into more cost-plus-fee or less fixed-price contracts in proportion to our total contract mix in the future, our margins and operating results may suffer.

Our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract.

        We provide various professional services and sometimes procure equipment and materials on behalf of our federal government customers under various contractual arrangements. From time to time, in order to ensure that we satisfy our customers' delivery requirements and schedules, we may elect to initiate procurement in advance of receiving final authorization from the government customer or a prime contractor. If our government or prime contractor customers' requirements should change or if the government or the prime contractor should direct the anticipated procurement to a contractor other than us or if the equipment or materials become obsolete or require modification before we are under contract for the procurement, our investment in the equipment or materials might be at risk if we cannot efficiently resell them. This could reduce anticipated earnings or result in a loss, negatively affecting our cash flow and profitability.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

        We estimate that revenues derived from contracts in which we acted as a subcontractor to other companies represented approximately 20% of our revenues for fiscal 2006. As a subcontractor, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a prime contractor, we often rely on other companies to perform some of the work under a contract. We expect to continue to depend on relationships with other contractors for portions of our delivery of services and revenues in the foreseeable future. Our business, prospects, financial condition and operating results could be harmed if other contractors eliminate or reduce their subcontract relationships with us, whether because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces other prime contractors' programs or does not award them new contracts.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

        As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our customers. We estimate that revenues derived from work performed by our subcontractors represented approximately 26% of our revenues for fiscal 2006. If one or more of our subcontractors fail to perform satisfactorily the agreed-upon services on a timely basis, or violate government contracting policies, laws or regulations, our ability to perform our obligations or meet our customers' expectations as a prime contractor may be compromised. In some cases, we have limited involvement in the work performed by the subcontractors but are nevertheless responsible for the work performed. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A default termination could expose us to liability for the agency's costs of reprocurement, damage our reputation and hurt our ability to compete for future contracts and task orders.

Unfavorable government audit results could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our customers.

        The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency, or the DCAA. An unfavorable audit of us, including any companies we have acquired or may acquire, or any of our subcontractors could have a substantial adverse effect on our operating results. For example, any costs that were previously reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and future operating margins may be reduced.

        Our incurred cost submissions have been audited by the DCAA through December 31, 2004, for Morgan, through March 31, 2004, for Stanley, through March 31, 2003, for CCI, Incorporated, or CCI, and GCI Information Services, Inc., or GCI, and through December 31, 2002, for Fuentez Systems Concepts, Inc., or FSC. Costs for which Morgan was reimbursed after December 31, 2004, costs for which Stanley was reimbursed after March 31, 2004, costs for which CCI and GCI were reimbursed after March 31, 2003, and costs for which FSC was reimbursed after December 31, 2002, may be subsequently disallowed upon the completion of future audits. In addition, non-audit reviews by the U.S. government may still be conducted on all of our government contracts.

        If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

If we experience systems or services failures, our reputation could be harmed and our customers could assert claims against us for damages or refunds.

        We create, implement and maintain information technology and engineering systems, and provide services, that are often critical to our customers' operations, some of which involve classified or other sensitive information, and may be conducted in war-zones or other hazardous environments. We have experienced and may in the future experience some systems or services failures, schedule or delivery delays, and other problems in connection with our work. If our solutions, services, products, including third-party products we may resell to our customers, or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers' expectations, we may:

  •
  lose revenues due to adverse customer reactions;

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  be required to provide additional services to customers at no charge;

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  receive negative publicity, which could damage our reputation and harm our ability to attract or retain customers; or

  •
  suffer claims for substantial damages.

        The successful assertion of any large claims against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation.

Security breaches in sensitive government systems could result in the loss of customers and negative publicity.

        Many of the systems we develop, integrate and maintain involve managing and protecting information involved in intelligence, national security and other sensitive or classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on sensitive or classified systems for federal government customers. We could incur losses from such a security breach that could exceed the policy limits under our professional liability insurance program. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenues.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government customers, which could cause us to lose business.

        Some government contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees lose or are unable to timely obtain security clearances or we lose a facility clearance, the government customer may terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for a particular contract, or we fail to obtain them on a timely basis, we may not derive the revenues anticipated from the contract, which could harm our operating results. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we will be unable to perform that contract and we may not be able to compete for or win new awards for similar work.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

        Our revenues and operating results will vary from quarter to quarter and, as a result, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include those listed in this "Risk Factors" section and others that are specific to our industry such as:

  •
  fluctuations in revenues earned on government contracts;

  •
  seasonal fluctuations in our staff utilization rates;

  •
  commencement, completion or termination of contracts during any particular quarter;

  •
  variable purchasing patterns under GSA schedule contracts, GWACs, blanket purchase agreements and other ID/IQ contracts;

  •
  changes in contract requirements by our government agency customers;

  •
  changes in the extent to which we use subcontractors; and

  •
  changes in presidential administrations and senior federal government officials that affect the timing of technology procurement.

        Reductions in revenues in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not receive corresponding payments in the same quarter. We may also incur additional expenses when contracts expire or are terminated or not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and administration approval in a timely manner.

We may be harmed by intellectual property infringement claims.

        Many of the services and solutions that we provide to our customers involve extensive use of software and other intellectual property. As a result, we could become subject to claims of third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions infringe upon intellectual property rights of those third parties, and we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, in addition to paying damages, we could be required to take any of the following actions, each of which could entail significant expenses or result in a significant reduction in revenues:

  •
  cease selling or using services or solutions that incorporate the challenged software or technology;

  •
  obtain a license or additional licenses from third parties; or

  •
  redesign our services and solutions that rely on the challenged software or technology.

We may incur substantial costs and liabilities in connection with acquisitions.

        We have completed four acquisitions since 2000, including the acquisition of Morgan in February 2006, and expect to consider further acquisitions and investments in the future. If we make an acquisition or investment, we may:

  •
  issue stock that would dilute your stock ownership;

  •
  incur debt that would restrict our cash flow;

  •
  assume liabilities;

  •
  incur large and immediate write-offs;

  •
  incur unanticipated costs;

  •
  incur unanticipated liabilities under purchase and sale agreements with target companies;

  •
  forego procurement opportunities as a result of organizational conflict of interest, or OCI, concerns;

  •
  experience risks associated with entering markets in which we have no or limited prior experience; and

  •
  lose key employees from the acquired operations.

        In connection with any acquisition we make, there may be liabilities that we fail to discover or that we inadequately assess. In addition, acquired operations may not perform according to the forecasts that we used to determine the purchase price. If the acquired entity fails to achieve these forecasts, or if we are not successful in offering our services to the customer base of the acquired entity or otherwise do not achieve the anticipated benefits of the acquisition, our financial condition and operating results may decline as a result. In addition, if we incur a substantial amount of indebtedness in order to finance one or more acquisitions, our increased leverage may restrict our business and operations, reduce our cash flows or restrict our future access to sufficient funding to finance desired growth.

We may not successfully integrate Morgan or other companies we may acquire in the future.

        We acquired Morgan in February 2006. The process of integrating Morgan required and continues to require a significant amount of resources and management attention which detracts from attention to our business, and we expect that any future acquisitions would demand resources and management attention. If we are unable to integrate Morgan or any other company we acquire in the future as planned, our management's attention may continue to be diverted from the operation of our business, our operations could be disrupted and we may be unable to deliver our services to our customers as planned, any of which would hinder implementation of our business plan, harm our relationships with our customers and force us to incur unanticipated expenses.

A preference for minority-owned, small and small disadvantaged businesses could impact our ability to be a prime contractor on certain governmental procurements.

        As a result of the Small Business Administration, or SBA, set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small or small disadvantaged businesses. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted to a maximum of 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program may impact our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside program.

Our employees may engage in misconduct or other improper activities, which could harm our business.

        A significant number of our employees are involved in government contracting and billing processes, which, as described under "Government Contracting and Regulations", require compliance with a number of procurement laws and regulations. In addition, in the course of our business, our employees routinely obtain access to sensitive or classified government information. As a result, we are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional or unintentional failures to comply with federal government procurement regulations, engaging in unauthorized activities or falsifying time records. Employee misconduct could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could materially harm our business.

Activation of military or National Guard reserves could significantly reduce our revenue and profits.

        Activation of military reserves, in connection with international conflicts or otherwise, could result in some customer procurement staff being activated into the military services. This could delay contract awards that might be in the evaluation or award process, which could in turn reduce our revenue until such time as our customers are able to complete the evaluation and award process, or could even result in the loss of the potential contract award.

        In addition, as of June 30, 2006, we had approximately 49 employees who serve as reservists for a branch of the military or the National Guard. In the event of a significant call-up, we will pay these employees the differential between their military pay and their salary for up to 12 months up to a maximum of $100,000. Our standard practice in the absence of a significant call-up is to provide for up to two weeks of pay for military leave. To the extent those re-called for active military duty are directly billable on our contracts, our revenues could be reduced. Additionally, our fringe benefit expenses would be increased by any payments, which could reduce our profits.

Our business commitments require our employees to travel to potentially dangerous places, which may result in injury to our employees.

        Our business involves providing services that require some of our employees to operate in countries that may be experiencing political unrest, war or terrorism, including Afghanistan and Iraq. Certain senior level employees or executives may, on occasion, be part of the teams deployed to provide services in these countries. As a result, it is possible that certain of our employees or executives will suffer injury or bodily harm in the course of these deployments. It is also possible that we will encounter unexpected costs in connection with additional risks inherent in sending our employees to dangerous locations, such as increased insurance costs, as well as the repatriation of our employees or executives for reasons beyond our control. These problems could cause our actual results to differ materially from those anticipated.

Risks Related to Our Industry

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

        Federal government contracts contain provisions and are subject to laws and regulations that provide government customers with rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

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  terminate existing contracts, with short notice, for convenience, as well as for default;

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  reduce orders under or otherwise modify contracts;

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  for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor during negotiations furnished cost or pricing data that was not complete, accurate and current;

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  for some contracts, demand a refund, make a forward price adjustment or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process, or reduce the contract price under certain triggering circumstances, including the revision of pricelists or other documents upon which the contract award was predicated, the granting of more favorable discounts or terms and conditions than those contained in such documents and the granting of certain special discounts to certain customers;

  •
  terminate our facility security clearances and thereby prevent us from receiving classified contracts;

  •
  cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

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  decline to exercise an option to renew a multi-year contract or issue task orders in connection with ID/IQ contracts;

  •
  claim rights in solutions, systems and technology produced by us;

  •
  prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors or the existence of conflicting roles that might bias a contractor's judgment;

  •
  subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction or modification of the awarded contract; and

  •
  suspend or debar us from doing business with the federal government.

        If a federal government customer terminates one of our contracts for convenience, we may recover only a portion of our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If a federal government customer were to unexpectedly terminate, cancel or decline to exercise an option to renew one or more of our significant contracts or suspend or debar us from doing business with the federal government, our revenues and operating results would be materially harmed.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

        We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our federal government customers and may increase our expenses. Among the most significant laws and regulations are:

  •
  the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration, and performance of government contracts, including provisions relating to the avoidance of conflicts of interest and intra-organizational conflicts of interest;

  •
  the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with some contract negotiations;

  •
  the Procurement Integrity Act, which requires evaluation of ethical conflicts surrounding procurement activity and establishing certain employment restrictions for individuals who participate in the procurement process;

  •
  the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under some cost-based government contracts;

  •
  laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of specified products, technologies, and technical data; and

  •
  compliance with antitrust laws.

        If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including the termination of our contracts, the forfeiture of profits, the suspension of payments owed to us, fines and our suspension or debarment from doing business with federal government agencies. In particular, the civil False Claims Act provides for treble damages and potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval, or makes a false statement in order to get a false or fraudulent claim paid or approved by the government. Actions under the civil False Claims Act may be brought by the government or by other persons on behalf of the government. These provisions of the civil False Claims Act permit parties, such as our employees, to sue us on behalf of the government and share a portion of any recovery. Any failure to comply with applicable laws and regulations could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could lead to a material reduction in our revenues.

The failure by Congress to timely approve budgets for the federal agencies we contract with could delay or reduce spending and cause us to lose revenues.

        On an annual basis, Congress must approve budgets that govern spending by each of the federal agencies we contract with. When Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, Congress typically enacts a continuing resolution that allows federal government agencies to operate at spending levels approved in the previous budget cycle. For example, Congress did not pass a defense spending bill for the federal fiscal year 2006 until November 15, 2005, during which time the military branches operated under a continuing resolution. Operation by government agencies on the basis of a continuing resolution may delay or cancel funding we expect to receive from customers on work we are already performing and is likely to result in new initiatives being delayed, and in some cases being cancelled.

The adoption of new procurement laws or regulations could reduce the amount of services that are outsourced by the federal government and could cause us to lose future revenues.

        New legislation or procurement regulations could cause federal agencies to adopt restrictive procurement practices regarding the use of outside service providers. For example, the American Federation of Government Employees, the largest federal employee union, strongly endorses legislation that may restrict the procedure by which services are outsourced to government contractors. If such legislation were to be enacted, it would likely reduce the amount of information technology services that could be outsourced by the federal government, which could materially reduce our future expected revenues.

The Office of Management and Budget process for ensuring government agencies properly support capital planning initiatives, including information technology investments, could reduce or delay federal information technology spending and cause us to lose revenue.

        The Office of Management and Budget, or OMB, supervises spending by federal agencies and enforces the Government Performance Results Act. This Act requires, among other things, that federal agencies make an adequate business justification to support capital planning initiatives, including all information technology investments. The factors considered by the OMB include, among others, whether the proposed information technology investment is expected to achieve an appropriate return on investment, whether related processes are contemporaneously reviewed, whether interoperability with existing systems and the capacity for these systems to share data across government agencies has been considered and whether existing commercial off-the-shelf products are being utilized to the extent possible. If our customers do not adequately justify proposed information technology investments to the OMB, the OMB may refuse funding for their new or continuing information technology investments, and we may lose revenue as a result.

Risks Related to Our Common Stock and This Offering

Our executive officers and directors as a group and our Employee Stock Ownership Plan will own a significant percentage of our common stock upon completion of this offering, and as a result they will have significant influence over our affairs and policies.

        Immediately following this offering, our executive officers and directors as a group will own approximately 30.6% of our common stock, including their shares held through our Employee Stock Ownership Plan, or ESOP. For so long as the executive officers and directors continue to own a significant portion of our outstanding common stock, they will have significant influence over matters submitted to our stockholders for approval and exercise significant control over our business policies and affairs, including the election of directors, amendments to our certificate of incorporation and determinations with respect to mergers and other business combinations, including those that may result in a change of control. In addition, immediately following this offering, our ESOP will own approximately 30.6% of our common stock, excluding ESOP shares allocated to accounts of our executive officers and directors. Substantially all of the participants in the ESOP are our employees. If these participants act together, they will also be able to exert influence over matters submitted to our stockholders for approval, and if they act together with our executive officers and directors, they will be able to determine the outcome of matters submitted for stockholder approval. The interests of the executive officers and directors and the ESOP participants may conflict with your interests as a stockholder.

No market currently exists for our common stock, and an active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock is or will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

        The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those described above under "—Risks Related to Our Business" and "—Risks Related to Our Industry" and the following:

  •
  changes in stock market analyst recommendations regarding us, our competitors or the industry in which we operate generally, or lack of analyst coverage of our common stock;

  •
  announcements by us or our competitors of significant contracts or task orders, acquisitions or capital commitments;

  •
  loss of one or more of our significant customers;

  •
  changes in market valuations or earnings of our competitors;

  •
  variations in quarterly operating results;

  •
  availability of capital;

  •
  general economic conditions;

  •
  terrorist acts;

  •
  military action related to international conflicts, wars or otherwise;

  •
  legislation;

  •
  additions and departures of key personnel;

  •
  future sales of our common stock; and

  •
  investor perception of us and the federal information technology industry.

        As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial public offering price.

        Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and would divert management's attention and our resources.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

        The initial public offering price of our common stock is considerably higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

  •
  pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities; and

  •
  contribute 95.6% of the total amount invested to fund our company, but will own only 26.5% of the shares of common stock outstanding after this offering, based on an assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover of this prospectus.

        To the extent outstanding stock options are exercised, there will be further dilution to new investors. See "Dilution" for more information.

The requirements associated with being a public company will require significant company resources and management attention.

        Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. The Sarbanes-Oxley Act requires that our management evaluate, and our independent auditors report on, our internal control over financial reporting on an annual basis. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a nonpublic company. Further, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy. We have made, and will continue to make, changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. However, the measures we take may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Provisions of our charter documents may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

        Provisions of our certificate of incorporation and by-laws, as amended and restated, may deter, delay or prevent a third-party from acquiring us. These provisions include:

  •
  limitations on who may call special meetings of stockholders;

  •
  the absence of cumulative voting in the election of directors;

  •
  the inability of stockholders to act by written consent;

  •
  advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

  •
  the authority of our board of directors to issue, without stockholder approval, up to 500,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

        These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

A substantial number of shares will be eligible for sale in the near future, which could cause our common stock price to decline.

        Prior to this offering, substantially all of our common stock was held by our employees, including through our ESOP. If our existing stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 19,961,760 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 6,300,000 shares sold in this offering plus an additional 438,540 shares will be available for sale in the public market. In accordance with lock-up agreements between the underwriters and our officers, directors and selling stockholders (other than the ESOP), 589,656 additional shares of common stock will be available for sale in the public market 180 days after the date of this prospectus, and 5,306,904 additional shares of common stock will be available for sale in the public market 360 days after the date of this prospectus. These lock-up agreements are subject to a number of exceptions and Citigroup Global Markets Inc., on behalf of the underwriters, may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. In addition, upon completion of this offering, our ESOP will hold 7,326,660 shares of our common stock, all of which will be allocated to employee accounts. Under certain circumstances, such as the termination of an employee's employment with us, the ESOP may distribute shares to ESOP participants (or sell shares in the market), depending on the elections of ESOP participants. In addition, pursuant to certain diversification rights that will be available to ESOP participants pursuant to instructions given during the 90-day period beginning March 31, 2007, up to an additional 1,831,665 shares held by the ESOP may be sold in the public market at that time. See "Underwriting" and "Shares Eligible For Future Sale".

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management's beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". Words such as "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", "could", "may", "shall", "would" and variations of such words and similar expressions, or the negative of such words or similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, including as a result of risks discussed under the heading "Risk Factors". These forward-looking statements include, but are not limited to, statements relating to:

  •
  our ability to retain customers and contracts, as well as our ability to win new customers and engagements;

  •
  our backlog;

  •
  the effects of our acquisition of Morgan;

  •
  our beliefs about trends in our market, available government contracts and outsourcing to companies like ours; and

  •
  expected spending on information technology and other professional services by federal government agencies, including the Department of Defense.

        Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933, as amended, or the Securities Act, provides any protection for statements made in this prospectus.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, industry and general publications and internal company research. INPUT was the primary source for third-party industry and market data and forecasts. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors".

USE OF PROCEEDS

        We estimate that we will receive approximately $61.2 million in net proceeds from this offering, or $72.6 million if the underwriters exercise in full their option to purchase up to 945,000 additional shares of our common stock from us, in each case based on an assumed initial public offering price of $13.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease the net proceeds to us from this offering by $4.9 million, assuming the underwriters do not exercise their over-allotment option and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

        We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our senior credit facility. As of June 30, 2006, we had $99.8 million of term loan indebtedness outstanding under our senior credit facility and $3.8 million of revolving indebtedness outstanding under our senior credit facility. The term loan indebtedness was incurred to finance the acquisition of Morgan, to pay transaction expenses incurred in connection with the acquisition and to refinance our previously outstanding indebtedness.

        Our senior credit facility consists of a $100.0 million term loan facility that matures on January 31, 2012, and a $50.0 million revolving credit facility that matures on January 31, 2011. Indebtedness under our senior credit facility bears interest at a variable rate based upon LIBOR or a prime rate, at our option. At June 30, 2006, the weighted average interest rate on indebtedness outstanding under our senior credit facility and to be repaid with the proceeds of this offering was 7.42%.

DIVIDEND POLICY

        We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our ability to declare and pay cash dividends is restricted by our senior credit facility. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. Accordingly, you will need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis, assuming that each of the following was completed as of June 30, 2006:

  -
  the sale by us of 5,289,720 shares of our common stock in this offering at an assumed initial public offering price of $13.00, which is the mid-point of the price range set forth on the front cover of this prospectus; and

  -
  the application of the net proceeds received by us from this offering as described under "Use of Proceeds".

        This table should be read in conjunction with "Use of Proceeds", "Unaudited Pro Forma Financial Data", "Selected Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included in this prospectus.

	As of June 30, 2006
	Actual	As Adjusted
	(in thousands, unaudited)
Cash and cash equivalents	$—	$—

Debt:
Revolving credit facility	3,825	—
Term loan	99,750	42,422

Total debt	103,575	42,422
Stockholders' equity:
Preferred stock, $0.01 par value per share; 500,000 shares authorized and no shares issued or outstanding, actual; 500,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Common stock, $0.01 par value per share; 1,000,000 shares authorized, 498,912 shares issued and outstanding, actual (including treasury shares; does not give effect to our 30-for-one stock split that took effect on September 12, 2006); 200,000,000 shares authorized, 20,257,080 shares issued and outstanding, as adjusted (including treasury shares; gives effect to our 30-for-one stock split that took effect on September 12, 2006)	150	203
Additional paid-in capital	1,907	63,007
Retained earnings	50,124	50,124
Less other contra-equity accounts	(6,291)	(6,291)

Total stockholders' equity	45,890	107,043

Total capitalization(1)	$149,465	$149,465

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease term loan and total debt, additional paid-in capital and total stockholders' equity by $4.9 million, $4.9 million and $4.9 million, respectively, assuming the underwriters do not exercise their over-allotment option and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated expenses payable by us.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share initial public offering price of our common stock is in excess of the book value per share attributable to the existing stockholders for the presently outstanding common stock.

        Our net tangible book value (deficit) as of June 30, 2006, was approximately $(53.6) million, or $(3.65) per share of common stock. We determined net tangible book value (deficit) per share as of June 30, 2006, by dividing our net tangible book value (total book value of tangible assets less total liabilities), by 14,679,540, the number of shares of common stock outstanding as of June 30, 2006, which excludes treasury shares and gives effect to a 30-for-1 split of our common stock that took effect on September 12, 2006.

        After giving effect to our sale of 5,289,720 shares of our common stock at an assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us in connection with this offering and giving effect to the use of the net proceeds of this offering as set forth in "Use of Proceeds", our adjusted net tangible book value as of June 30, 2006, would have been $7.5 million, or $0.38 per share of common stock. This represents an immediate increase in net tangible book value per share of $4.03 to existing stockholders and immediate dilution in net tangible book value per share of $12.62 to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Net tangible book value (deficit) per share as of June 30, 2006	$(3.65)
Increase in net tangible book value per share attributable to this offering	4.03

As adjusted net tangible book value per share after this offering		0.38

Dilution per share to new investors		$12.62

        A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease our net tangible book value by $4.9 million, the as adjusted net tangible book value per share after this offering by $0.25 per share and the dilution per share to new investors in this offering by $0.75, assuming the underwriters do not exercise their over-allotment option and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated expenses payable by us.

        The following table sets forth, as of August 31, 2006, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, based on an assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the front cover of this prospectus, before deducting underwriting discounts and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,672,040	73.5%	$3,201,461	4.4%	$0.22
New investors	5,289,720	26.5	68,766,360	95.6	13.00

Total	19,961,760	100.0%	$71,967,821	100.0%	$3.61

        If the underwriters exercise their over-allotment option in full, (1) the number of shares held by new investors will increase to approximately 29.8% of the total number of shares of our common stock outstanding after this offering and (2) the as adjusted net tangible book value per share of common stock would be approximately $0.91 and the dilution to new investors in net tangible book value per share would be $12.09.

        The discussion and the table above assume no exercise of outstanding stock options. As of August 31, 2006, there were options outstanding to purchase a total of 2,976,060 shares of our common stock at a weighted average exercise price of $3.79 per share and 2,207,310 of which will be vested upon consummation of this offering. Assuming the exercise of all the outstanding options, dilution to new investors in net tangible book value per share would be $12.67.

        The following table adjusts the information set forth in the table above to reflect the assumed exercise of options held by our officers, directors and affiliated persons as of August 31, 2006:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,672,040	69.1%	$3,201,461	4.2%	$0.22
Options held by officers, directors and affiliated persons	1,276,470	6.0	4,837,821	6.3	3.79
New investors	5,289,720	24.9	68,766,360	89.5	13.00

Total	21,238,230	100.0%	$76,805,642	100.0%	$3.62

UNAUDITED PRO FORMA FINANCIAL DATA

        The following unaudited pro forma financial data have been prepared by our management and are based on our historical financial statements and the historical financial statements of Morgan included elsewhere in this prospectus. The unaudited pro forma financial data is being provided due to the significance of the acquisition of Morgan relative to our historical results of operations.

        The information included in the Stanley column of the unaudited pro forma financial data below sets forth our historical financial data for the fiscal year ended March 31, 2006, which is derived from our audited consolidated financial statements included elsewhere in this prospectus.

        The information included in the Morgan column of the unaudited pro forma financial data below sets forth Morgan's historical financial data for the period beginning April 1, 2005, the beginning of Stanley's fiscal year, to February 15, 2006, the date of acquisition, and is derived from Morgan's consolidated financial statements.

        The information included in the Pro Forma Acquisition column of the unaudited pro forma statement of income for the twelve-month period ended March 31, 2006, has been adjusted to give effect to our acquisition of Morgan and the related financing transactions as if they had occurred on April 1, 2005. The information in the Pro Forma As Adjusted column of the unaudited pro forma statement of income for the twelve-month period ended March 31, 2006, has been further adjusted to give effect to the sale by us of 5,289,720 shares of our common stock in this offering at an assumed public offering price of $13.00 per share, the mid-point of the price range set forth on the front cover of this prospectus, and the application of the net proceeds from this offering as described in "Use of Proceeds" as if they had occurred on April 1, 2005.

        The unaudited pro forma and pro forma as adjusted financial data do not purport to present what our actual financial results would have been if the acquisition of Morgan and related financing transactions had occurred as of April 1, 2005, and are not necessarily indicative of our future financial results.

        The per share numbers included in the unaudited pro forma financial data have been adjusted to give effect to a 30-for-1 split of our common stock that took effect on September 12, 2006.

        A pro forma balance sheet is not presented because the acquisition of Morgan, which occurred in February 2006, is reflected in our audited consolidated balance sheet as of March 31, 2006, included elsewhere in this prospectus. A pro forma statement of income for the three month period ended June 30, 2006, is not presented because the acquisition of Morgan is reflected in our unaudited statement of income for the three month period ended June 30, 2006, included elsewhere in this prospectus. You should refer to "Capitalization", which describes the pro forma effect on our balance sheet of this offering and the application of the net proceeds received by us in this offering, in each case as of June 30, 2006.

        You should read this summary financial data together with "Summary—Summary Historical and Pro Forma Financial Data", "Use of Proceeds", "Capitalization", "Selected Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the financial statements of Morgan, together with the accompanying notes, included elsewhere in this prospectus.

UNAUDITED PRO FORMA STATEMENT OF INCOME
For the Twelve-Month Period Ended March 31, 2006

	Historical
	Stanley (Year Ended 3/31/06)	Morgan (4/1/05 to 2/15/06)(1)	Pro Forma Acquisition Adjustments		Pro Forma Acquisition	Offering Adjustments		Pro Forma As Adjusted
	(in thousands, except per share amounts)
Revenues	$284,801	$60,822	$—		$345,623	$—		$345,623
Operating costs and expenses:
Cost of revenues	248,260	53,170	—		301,430	—		301,430
Selling, general and administrative	12,806	2,116	—		14,922	—		14,922
Amortization of deferred compensation	790	—	—		790	—		790
Depreciation and amortization	3,057	171	1,958	(2)	5,186	—		5,186
Impairment of purchased intangibles	3,590	—	—		3,590	—		3,590

Operating income (loss)	16,298	5,365	(1,958)		19,705	—		19,705
Other income (expense):
Other income	101	2	—		103	—		103
Interest (expense) income, net	(2,441)	199	(6,025	)(3)	(8,267)	4,473	(5)	(3,794)

Income (loss) before taxes	13,958	5,566	(7,983)		11,541	4,473		16,014
Provision (benefit) for income taxes	5,708	2,073	(3,188	)(4)	4,593	1,829		6,422

Net income (loss)	$8,250	$3,493	$(4,795)		$6,948	$2,644		$9,592

Earnings per common share:
Basic	$0.58	$0.25	$(0.34)		$0.49	$0.14		$0.49
Diluted	$0.51	$0.22	$(0.30)		$0.43	$0.12		$0.45
Weighted average shares(6):
Basic	14,202	14,202	14,202		14,202	19,492		19,492
Diluted	16,096	16,096	16,096		16,096	21,386		21,386

See accompanying Notes to the Unaudited Pro Forma Statement of Income.

Notes to the Unaudited Pro Forma Statement of Income

(1)
The historical Morgan statement of income presents the results of Morgan's operations from the beginning of Stanley's fiscal year ended March 31, 2006, through February 15, 2006, the date of acquisition. A reconciliation from Morgan's fiscal year ended December 31, 2005, together with Morgan's results from January 1, 2006, until the date of acquisition, is as follows:

	Historical Morgan
	Year Ended 12/31/05	1/1/05-3/31/05	1/1/06-2/15/06	4/1/05-2/15/06
Revenues	$66,877	$(15,757)	$9,702	$60,822
Operating costs and expenses:
Cost of revenues	57,973	(13,421)	8,618	53,170
Selling, general and administrative	2,478	(761)	399	2,116
Amortization of deferred compensation	—	—	—	—
Depreciation and amortization	194	(47)	24	171
Impairment of purchased intangibles	—	—	—	—

Operating income (loss)	6,232	(1,528)	661	5,365
Other income	2	—	—	2
Interest (expense) income, net	191	(31)	39	199

Income (loss) before taxes	6,425	(1,559)	700	5,566
Provision (benefit) for income taxes	2,543	(563)	93	2,073

Net income (loss)	$3,882	$(996)	$607	$3,493

(2)
Reflects amortization of identifiable intangible assets resulting from the allocation of the Morgan purchase price. The portion of the purchase price allocated to customer contracts and backlog is amortized on a straight-line basis over the estimated five-year period of the contracts, resulting in $1.5 million of annual amortization. The portion of the purchase price allocated to non-compete agreements will be amortized on a straight-line basis over the one to two-year periods of the non-compete agreements, resulting in $0.5 million of annual amortization.

(3)
Reflects incremental interest expense (calculated at a rate equal to 30-day LIBOR as of March 31, 2006, plus 2.5% (approximately 7.33% at March 31, 2006), which is the applicable LIBOR-based rate under our senior credit facility) attributable to $82.2 million of additional net indebtedness incurred to finance the acquisition of Morgan, pay transaction expenses incurred in connection with the acquisition and refinance our previously outstanding indebtedness. An increase of 1.0% in the interest rates would have resulted in an increase in pro forma interest expense and a decrease in pro forma net income of $0.8 million and $0.5 million, respectively, for the fiscal year ended March 31, 2006.

(4)
Reflects the tax benefits resulting from the amortization of intangible assets described in note (2) above and from the incremental interest expense described in note (3) above. The tax benefits resulting from the amortization of intangible assets were determined using an effective tax rate of 37%, which was Morgan's effective tax rate in its fiscal year ended December 31, 2005. The tax benefits resulting from the incremental interest expense were determined using an effective tax rate of 40.89%, which was our effective tax rate in the fiscal year ended March 31, 2006.

(5)
Reflects the adjustment to decrease interest expense as a result of our application of the estimated net proceeds to us from this offering to reduce indebtedness as follows:

	Principal Reduction	Rate of Interest
Revolving credit facility	$3,825	7.08%
Term loans	$57,328	7.33%

(6)
Pro Forma As Adjusted weighted average shares outstanding gives effect to 5,289,720 shares of common stock that we expect to issue and sell in this offering, as though such shares were issued on April 1, 2005. None of the proceeds from the offering will be used for general corporate purposes and therefore all such shares are included in Pro Forma As Adjusted weighted average shares outstanding.

A reconciliation of the historical basic weighted average shares outstanding to Pro Forma As Adjusted basic weighted average shares outstanding is as follows:
Historical basic weighted average shares outstanding	14,202,466
Common stock to be issued in this offering	5,289,720
Adjustment for shares attributable to offering proceeds to be used for general corporate purposes	—

Pro Forma As Adjusted basic weighted average shares	19,492,186

A reconciliation of the historical diluted weighted average shares outstanding to Pro Forma As Adjusted diluted weighted average shares outstanding is as follows:
Historical diluted weighted average shares outstanding	16,096,156
Common stock to be issued in this offering	5,289,720
Adjustment for shares attributable to offering proceeds to be used for general corporate purposes	—

Pro Forma As Adjusted diluted weighted average shares	21,385,876

A reconciliation of Pro Forma As Adjusted basic weighted average shares outstanding to Pro Forma As Adjusted diluted weighted average shares outstanding is as follows:
Pro Forma As Adjusted basic weighted average shares outstanding	19,492,186
Effect of potential exercise of stock options	1,893,690

Pro Forma As Adjusted diluted weighted average shares outstanding	21,385,876

All options to purchase common stock are included in the computation of diluted weighted average shares outstanding because the average fair value per common share is greater than the options' exercise prices.

SELECTED HISTORICAL FINANCIAL DATA

        The table below presents our selected historical consolidated financial data for each of the five fiscal years in the period ended March 31, 2006, and for the three month periods ended June 30, 2005 and 2006. We derived the statement of income data for the fiscal years ended March 31, 2004, 2005 and 2006 and the balance sheet data as of March 31, 2005 and 2006 from our audited consolidated financial statements included in this prospectus. We derived the statement of income for the fiscal years ended March 31, 2002 and 2003 and the balance sheet data as of March 31, 2002, 2003 and 2004 from our audited consolidated financial statements for those years, which are not included in this prospectus. We derived the statement of income data for the three months ended June 30, 2005 and 2006, and the balance sheet data as of June 30, 2006, from our unaudited consolidated financial statements included in this prospectus. We derived the historical balance sheet data as of June 30, 2005, from our unaudited consolidated balance sheet for that period, which is not included in this prospectus.

        Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period. You should read the selected historical consolidated financial data in conjunction with the information included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included in this prospectus.

	Year Ended March 31,					Three Months Ended June 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(in thousands, except share data)
Statement of income data:
Revenues	$107,873	$143,488	$178,741	$282,456	$284,801	$64,827	$92,555

Operating costs and expenses:
Cost of revenues	93,327	125,515	156,584	250,110	248,260	56,970	80,473
Selling, general and administrative	6,457	7,768	7,819	10,411	12,806	3,047	4,351
Amortization of deferred compensation	—	236	224	372	790	155	249
Depreciation and amortization	1,412	979	1,349	2,327	3,057	551	1,387
Impairment of intangible assets	—	—	—	—	3,590	—	—

Operating income	6,677	8,990	12,765	19,236	16,298	4,104	6,095
Other income (expense):
Other income	—	—	8	2	101	—	260
Interest expense, net	(323)	(117)	(261)	(822)	(2,441)	(338)	(2,145)
Income before taxes	6,354	8,873	12,512	18,416	13,958	3,766	4,210
Provision for income taxes	(2,699)	(3,437)	(4,378)	(7,184)	(5,708)	(1,396)	(1,726)

Net income	$3,655	$5,436	$8,134	$11,232	$8,250	$2,370	$2,484

Earnings per share(1):
Basic	$0.30	$0.36	$0.56	$0.78	$0.58	$0.17	$0.17
Diluted	$0.26	$0.34	$0.50	$0.70	$0.51	$0.15	$0.16
Weighted average shares(1):
Basic	12,281	14,937	14,653	14,446	14,202	14,260	14,417
Diluted	13,913	16,107	16,107	16,117	16,096	15,983	15,961
Balance sheet data (at period end):
Cash and cash equivalents(2)	$—	$—	$—	$—	$—	$—	$—
Working capital	8,526	10,006	4,411	13,085	29,299	15,792	33,645
Total assets	36,528	49,677	86,848	93,558	199,903	94,947	195,150
Total long-term liabilities	2,116	2,684	10,517	9,367	102,885	9,719	102,990
Stockholders' equity	11,228	17,796	25,094	34,567	42,389	36,956	45,890

(1)
Earnings per share and weighted average shares are calculated after giving effect to the 30-for-1 stock split that took effect on September 12, 2006.

(2)
The company historically has not maintained a cash balance, but has applied all of its operating cash flow to reduce indebtedness under outstanding lines of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the audited and unaudited historical financial statements and the accompanying notes included in this prospectus, as well as the discussion under "Unaudited Pro Forma Financial Data" and "Selected Historical Financial Data". This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under "Risk Factors" and "Forward-Looking Statements".

Overview

        We provide information technology services and solutions to U.S. defense and federal civilian government agencies. We offer our customers solutions and expertise to support their mission-essential needs at any stage of program, product development or business lifecycle through five service areas: systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology. As a systems integrator, we apply these five service areas to enable our customers to achieve interoperability between different business processes and information technology systems.

        Contracts funded by federal government agencies account for substantially all of our revenues. As of August 31, 2006, we had more than 200 active contractual engagements across 38 federal government agencies. Our customers include the Department of Defense (including all major agencies within the Department of Defense), the Department of Health and Human Services, the Department of Homeland Security, the Department of Justice, the Department of State, the Department of Transportation, the Department of the Treasury and NASA. We have served customers that provided over 90% of our revenues for the fiscal year ended March 31, 2006, or fiscal 2006, for an average of approximately twelve years.

        In February 2006, we acquired Morgan Research Corporation, or Morgan, a privately-held technology company providing specialized engineering and technology services to the federal government, for $76.0 million in cash at closing plus an additional $6.2 million in working capital and other purchase price adjustments. We financed the acquisition through term loan borrowings under a new senior credit facility. We expect to repay those term loan borrowings with the proceeds of this offering. This acquisition provides us with a major presence in Huntsville, Alabama, which, as a result of the Department of Defense's Base Realignment and Closure, or BRAC, program, will be the new headquarters of the Army Materiel Command, the Army Space and Missile Defense Command and a substantial portion of the Missile Defense Agency. In addition, this acquisition combines the specialized engineering and technology expertise of Morgan with our systems integration capabilities, and provides us with additional key prime contract vehicles. We believe that this acquisition enables us to provide complementary information technology and systems engineering services and to offer an expanded suite of solutions to our customers.

        For fiscal 2006, we derived approximately 61% of our revenues from the Department of Defense, including agencies within the intelligence community, and approximately 39% of our revenues from federal civilian government agencies. Our contract with the Department of State for the provision of passport processing and support services, which is our largest revenue-generating contract, accounted for approximately 19% of our revenues for fiscal 2006. For fiscal 2006, our top ten revenue-generating contracts accounted for approximately 50% of our revenues. As a result of our acquisition of Morgan, we expect that our top revenue-generating contracts will account for a lesser percentage of our revenues in the fiscal year ended March 31, 2007, and thereafter. Aside from our contract for passport processing and support services, no single contract exceeded 7% of our revenues for fiscal 2006. We acted as the prime contractor on contractual engagements that provided approximately 80% of our revenues for fiscal 2006.

        We work with the federal government under contracts employing one of three types of price structures: cost-plus-fee, time-and-materials and fixed-price. Cost-plus-fee contracts are typically lower risk arrangements and thus yield lower profit margins than time-and-materials and fixed-price arrangements. Because the customer usually specifies the type of contract for a particular contractual engagement, we generally do not influence the choice of contract type. However, where we do have the opportunity to influence the contract type, and where customer requirements are clear, we prefer time-and-materials and fixed-price arrangements rather than cost-plus-fee arrangements because time-and-materials and fixed-price contracts, as compared with cost-plus-fee contracts, generally provide greater opportunity for the customer to save money and for us to generate higher margins.

Key Metrics Evaluated By Management

        We manage and assess the performance of our business by evaluating a variety of financial and non-financial metrics derived from and in addition to our United States generally accepted accounting principles, or GAAP, results. The most significant of these metrics are discussed below.

  Revenue Growth

        We closely monitor revenue growth in order to assess the performance of our business. Our total revenue growth rate was approximately 25%, 58% and 1% for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. In monitoring our revenue growth, we focus on both internal revenue growth and revenue growth through acquisitions. For the fiscal year ended March 31, 2005, or fiscal 2005, slightly less than one-half of our revenue growth was attributable to our acquisition of Fuentez Systems Concepts, Inc., or FSC. In fiscal 2006, $9.6 million of our revenues were attributable to the acquisition of Morgan. We estimate that approximately one-half to three-fourths of our revenue growth for the fiscal year ended March 31, 2007, will be attributable to our acquisition of Morgan.

        Our internal revenue growth is driven primarily by two factors. First, internal revenue growth is driven by adding new customers and by obtaining new task orders and contracts with our existing customers. For example, over the past several years we have added the Department of the Treasury's Office of the Comptroller of the Currency, the National Guard Bureau, the Department of Transportation and agencies in the intelligence community as new customers. Second, internal revenue growth is driven by increasing revenues under existing contracts and task orders with customers. For example, since the initial award of our contract with the Department of State for the provision of passport processing and support services, the scope of services provided by us, and the revenues generated by those services, have grown significantly.

        From time to time we generate revenues from "pass-through" services or products, where substantially all of the services are performed by subcontractors or other third parties and products are provided for resale by us from product suppliers. We undertake to provide these services and products at the request of our customers, usually because of the availability of our contract vehicles. In fiscal 2005 we generated $37.4 million of these "pass-through" revenues, which represented a larger amount of these revenues than we typically recognize in a fiscal year. For further discussion of these revenues, see "—Results of Operations".

        Our revenue growth strategy also includes the pursuit of strategic acquisitions. We have completed the following four acquisitions since 2000: our acquisition of GCI Information Services, Inc. in January 2000, our acquisition of CCI, Incorporated, or CCI, in September 2002, our acquisition of FSC in December 2003 and our acquisition of Morgan in February 2006. For further discussion of these acquisitions, see "Business—Strategic Acquisitions".

  Backlog

        We monitor backlog, which provides us with visibility of our future revenues, as a measure of the strength of our target markets and our ability to retain existing contracts and win new contracts. The following table summarizes our backlog as of the dates indicated:

				As of June 30,
	As of March 31,
				2005 (on a pro forma basis)
	2004	2005	2006		2006
	(in millions)
Backlog:
Funded	$147.4	$124.1	$160.9	$127.7	$201.7
Unfunded	363.4	395.6	684.4	663.3	$631.3

Total Backlog	$510.8	$519.7	$845.3	$791.0	$833.0

        Each year, a significant portion of our revenues is derived from our backlog, and a significant portion of our backlog represents work related to the continuation of services and solutions under contracts or projects where we are the incumbent provider. We expect to recognize revenues from approximately 30.0% of our June 30, 2006, total backlog during the fiscal year ended March 31, 2007.

        We define backlog as the amount of revenues we expect to realize (i) over the remaining base contract performance period and (ii) from the exercise by the customer of option periods that we reasonably believe will be exercised, in each case from signed contracts in existence as of the measurement date. We do not include contract ceiling values, which represent the maximum amount of contract awards that could be awarded to all contractors under GWAC or ID/IQ contracts, in our backlog calculation.

        We also do not include in backlog (i) the expected amount of revenues that would be realized if, and when, we were successful in the re-compete of signed contracts in existence as of the measurement date or (ii) the expected amount of revenues that would be realized from future unidentified growth on signed contracts and task orders in existence as of the measurement date.

        We define funded backlog as the portion of our backlog for which funding currently is appropriated and obligated to us under a signed contract or task order by the purchasing agency, or otherwise authorized for payment to us by a customer upon completion of a specified portion of work, less the amount of revenue we have previously recognized under the contract. Our funded backlog does not include the full potential value of our contracts, because Congress often appropriates funds to be used by an agency for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

  Contract Mix

        Contract profit margins are generally affected by the type of price structure on which the contract is based. We can typically earn higher profits on time-and-materials and fixed-price contracts than cost-plus-fee contracts. The following table summarizes our historical contract mix, measured as a percentage of total revenues, for the periods indicated:

	Fiscal Year Ended March 31,
				Three Months Ended June 30, 2006
	2004	2005	2006
Cost-plus-fee	68%	60%	62%	53%
Time-and-materials	12%	11%	20%	32%
Fixed-price	20%	29%	18%	15%

        Our acquisition of Morgan has resulted in a shift in our contract mix toward a greater percentage of time-and-materials contracts, as indicated by the table set forth below:

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2006 (on a pro forma basis)
Cost-plus-fee	62%	56%
Time-and-materials	20%	29%
Fixed-price	18%	15%

  Headcount and Labor Utilization

        We generate revenues primarily from services provided by our employees and subcontractors, with services provided by our employees generally yielding higher profits than services provided by our subcontractors. Our ability to hire and deploy additional qualified employees is a key driver of our ability to generate additional revenues, and our successful deployment of existing employees on direct-billable jobs is a key driver of our profitability.

  Indirect Costs

        Indirect costs constitute a substantial portion of the costs associated with our performance of contracts for customers. We carefully monitor the amount by which our actual indirect costs under our contracts vary from those expected to be incurred, which we refer to as indirect rate variance. Increased indirect rate variance can adversely affect our ability to achieve attractive contract pricing, our profitability and our competitive position, by resulting in unexpected increased costs to our customers.

  Operating Margin

        Operating margin, or the ratio of operating income to revenues, is affected by the price structure on which our contracts are based and our cost management.

        Operating margin improved in the three months ended June 30, 2006, compared to the three months ended June 30, 2005, primarily as a result of the Morgan acquisition. Morgan, having a larger time-and-materials contract base, has experienced a higher operating margin and the addition of this contract base has increased our overall operating margin. This increase in margin was partially offset by the increase in depreciation and amortization expense associated with the Morgan acquisition and increased capital expenditures during the three months ended June 30, 2006.

        Operating margin declined in fiscal 2006 compared to fiscal 2005 primarily as a result of a $3.6 million charge relating to the impairment of the CCI and FSC trade names. The decline in operating margin due to the impairment was partially offset by the following interdependent factors:

  •
  an increase in our direct labor utilization rate;

  •
  our ability to grow revenue at a faster rate than the costs necessary to support our infrastructure; and

  •
  an increase in the level of services provided directly by us, as compared to subcontractors.

        An additional factor offsetting the operating margin decline in fiscal 2006 was the relatively large amount of pass-through revenues generated in fiscal 2005, because the operating margin generated by pass-through revenues is typically slightly lower than those generated by our typical contract work. A much smaller amount of pass-through revenues was generated in fiscal 2006.

        Operating margin declined in fiscal 2005 compared to the fiscal year ended March 31, 2004, or fiscal 2004, due to higher indirect costs related to higher medical claims incurred under our partially self-insured health and welfare plan, lower operating margins generated by the large amount of pass-through revenues and increased selling, general and administrative expenses arising from the forgiveness of certain officer loans described below.

        We believe that investments in corporate infrastructure that we have made over the past several years have positioned us to achieve improved operating margins as we pursue future revenue growth.

  Days Sales Outstanding

        Days sales outstanding, or DSO, is a measure of how efficiently we manage the billing and collection of our accounts receivable, our most significant working capital requirement. For the three months ended June 30, 2006, we reported DSO of 78 days and for fiscal 2006 we reported DSO of 79 days.

  Unbilled Receivables

        Unbilled receivables are comprised of work-in-process that will be billed in accordance with contract terms and delivery schedules, as well as amounts billable upon final execution of contracts, contract completion, milestones or completion of rate negotiations. Because the billing of unbilled receivables is contingent on those events, changes in the relative amount of unbilled receivables have an impact on our working capital and liquidity.

        Payments to us for performance on certain of our federal government contracts are subject to audit by the DCAA and are subject to government funding. We provide a reserve against our receivables for estimated losses that may result from rate negotiations, audit adjustments and/or government funding availability. To the extent that actual adjustments due to rate negotiations, audit adjustments or government funding availability differ from our estimates, our revenue may be impacted. Due to the fact that substantially all of our receivables come from contracts funded by the federal government, the likelihood of a material loss on an uncollectible account from this activity is low.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect reported amounts, and actual results may differ from the estimates. Our significant accounting policies are described in Note 1 to our audited consolidated financial statements included in this prospectus. We consider the following accounting policies to be critical to the understanding of our financial condition and results of operations because these policies require the most difficult, subjective or complex judgments on the part of our management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain, and are the most important to our financial condition and operating results.

  Revenue Recognition

        We recognize revenue under our contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred and collectibility is considered probable and can be reasonably estimated. We use a standard management process to determine whether all required criteria for revenue recognition have been met, which includes regular reviews of our contract performance. This review covers, among other matters, progress against a schedule, outstanding action items, effort and staffing, quality, risks and issues, subcontract management, costs incurred, commitments and satisfaction. During this review, we determine whether the overall progress on a contract is consistent with the effort expended.

        Under cost-plus-fee contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs actually incurred in performance of the contract for level of effort contracts. For completion type cost-plus-fee contracts, fixed fees are earned in proportion to the percentage of work completed. For time-and-materials contracts, revenues are computed by multiplying the number of direct labor-hours expended in performance of the contract by the contractual billing rates and adding other billable direct and indirect costs. For fixed-price contracts, revenues are recognized as services are performed, using the percentage-of-completion method, applying the cost-to-cost or units of delivery method, in accordance with Accounting Research Bulletin No. 45 and American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1).

        Contract revenue recognition inherently involves the use of estimates. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our standard management process, facts develop that require us to revise our estimated total costs and revenues. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

        For cost-plus-award fee type contracts, we recognize the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as prior award experience and communication with the customer regarding performance, including any interim performance evaluations rendered by the customer. For cost-plus-incentive fee type contracts, the method of calculating incentive fee is specified in the contract and it is typically based on measuring actual costs to perform the contract against a target cost to perform the contract. We prepare periodic estimates to complete and adjust the incentive fee as required based on the contract incentive fee formula.

        Our contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. From time to time, we may proceed with work based on customer direction prior to the completion and signing of formal contract documents. Such situations require completion of a formal internal review process and management approval prior to commencement of work. Additionally, revenue associated with such work is recognized without profit and only when it can be reliably estimated and realization is probable. We base our estimates on notices to proceed from our customers, previous experience with customers, communications with customers regarding funding status, and our knowledge of available funding for the contract or program. Pre-contract costs related to unsuccessful contract bids are expensed in the period in which we are notified that the contract will not be issued.

        Disputes occasionally arise in the normal course of our business due to events such as delays, changes in contract specifications, and questions of cost allowability or collectibility. Such matters, whether claims or unapproved change orders in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred, and only when the realization is probable and can be reliably estimated. Claims against us are recognized where a loss is considered probable and can be reasonably estimated in amount.

  Contract Cost Accounting

        As a contractor providing services primarily to the federal government, we must categorize our costs as either direct or indirect and allowable or unallowable. Direct costs are those costs that are identified with specific contracts. These costs include labor, subcontractor and consultant services, third party materials we purchase under a contract and other non-labor costs incurred in support of a contract. Indirect costs are those costs not identified with specific contracts. Rather, indirect costs are allocated to contracts in accordance with federal government rules and regulations. These costs typically include certain of our selling, general and administrative expenses, fringe benefit expenses and depreciation and amortization costs. Direct and indirect costs that are not allowable under the Federal Acquisition Regulation or specific contract provisions cannot be considered for reimbursement under our federal government contracts. We must specifically identify these costs to ensure we comply with these requirements. Our unallowable costs include a portion of our executive compensation, certain employee morale activities, certain types of legal and consulting costs and the amortization of identified intangible assets, among others. A key element to our historical success has been our ability to manage indirect cost growth and unallowable costs in connection with integration of acquired businesses.

  Goodwill and Intangible Assets

        Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, we do not amortize goodwill. Rather, we test goodwill for impairment at least on an annual basis. Testing for impairment is a two-step process as prescribed by SFAS No. 142. The first step is a test for potential impairment, while the second step measures the amount of impairment, if any. Under the guidelines of SFAS No. 142, we are required to perform an impairment test at least on an annual basis at any time during the fiscal year, provided that the test is performed at the same time every year. An impairment loss would be recognized when the assets' fair value is below their carrying value. Based on the testing performed, we believed that no impairments existed as of December 31, 2005; however, in the quarter ended March 31, 2006, we recorded an aggregate charge of $3.6 million relating to the impairment of the CCI and FSC trade names. The impairment arose as a result of our completion of substantially all of the activities in connection with novating the contracts previously legally held by CCI and FSC. As such, we no longer ascribe any value to the CCI and FSC trade names and that portion of the identified intangibles was written-off as impairment of intangible assets in the year ended March 31, 2006. Customer relationships, noncompete agreements and backlog and contracts are amortized on a straight-line basis over periods ranging from one to seven years.

Results of Operations

        Our historical financial statements reflect the operating results of our acquisitions from the date of acquisition.

        The following tables set forth the results of operations expressed in dollars (in thousands) and as a percentage of revenues, for the periods below:

				Three Months Ended June 30,
	Year Ended March 31,
Consolidated Statement of Income Data
	2004	2005	2006	2005	2006
				(unaudited)
Revenues	$178,741	$282,456	$284,801	$64,827	$92,555

Operating costs and expenses:
Cost of revenues	156,584	250,110	248,260	56,970	80,473
Selling, general and administrative	7,819	10,411	12,806	3,047	4,351
Amortization of deferred compensation	224	372	790	155	249
Depreciation and amortization	1,349	2,327	3,057	551	1,387
Impairment of intangible assets	—	—	3,590	—	—

Total operating costs and expenses	165,976	263,220	268,503	60,723	86,460

Operating income	12,765	19,236	16,298	4,104	6,095
Other income (expense):
Other income	8	2	101	—	260
Interest expense—net	(261)	(822)	(2,441)	(338)	(2,145)

Income before taxes	12,512	18,416	13,958	3,766	4,210
Provision for income taxes	(4,378)	(7,184)	(5,708)	(1,396)	(1,726)

Net income	$8,134	$11,232	$8,250	$2,370	$2,484

				Three Months Ended June 30,
	Year Ended March 31,
As a Percentage of Revenues
	2004	2005	2006	2005	2006
				(unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Cost of revenues	87.6	88.5	87.2	87.9	86.9
Selling, general and administrative	4.4	3.7	4.4	4.7	4.7
Amortization of deferred compensation	0.1	0.1	0.3	0.2	0.3
Depreciation and amortization	0.8	0.9	1.1	0.8	1.5
Impairment of intangible assets	—	—	1.3	—	—

Total operating costs and expenses	92.9	93.2	94.3	93.7	93.4

Operating income	7.1	6.8	5.7	6.3	6.6
Other income (expense):
Other income	0.0	0.0	0.0	—	0.3
Interest expense—net	(0.1)	(0.3)	(0.8)	(0.5)	(2.3)

Income before taxes	7.0	6.5	4.9	5.8	4.5
Provision for income taxes	(2.4)	(2.5)	(2.0)	(2.2)	(1.9)

Net income	4.6%	4.0%	2.9%	3.7%	2.7%

        We generate revenues primarily from services provided by our employees and subcontractors, with services provided by our employees generally yielding higher profits than services provided by our subcontractors. To a lesser degree, we earn revenues through reimbursable travel and other reimbursable direct and indirect costs to support the contractual effort and third-party hardware and software that we purchase and integrate for customers as part of the solutions we provide.

        During fiscal 2005, we recognized $37.4 million of revenues as a result of certain product and service pass-throughs for our customers. Of these pass-through revenues, $20.9 million were attributable to the one-time refurbishment of Reverse Osmosis Water Purification Units, or ROWPUs, for the U.S. Army, $13.1 million were attributable to a sale of commercial off-the-shelf, or COTS, hardware to the U.S. Marine Corps, and $3.4 million were attributable to refurbishment services provided to the U.S. Army. During fiscal 2006, we recognized $0.4 million of pass-through revenues attributable to the refurbishment of ROWPUs for the U.S. Army. Substantially all of the products and services provided to our customers in connection with these revenues were provided by subcontractors and, as a result, our profit margins attributable to these revenues were slightly lower than those generated by our typical contract work.

        Our most significant expense is cost of revenues, which includes the costs of direct labor, subcontractors, materials, equipment, travel and an allocation of indirect costs (other than selling, general and administrative expenses and depreciation). Indirect costs consist primarily of fringe benefits, human resources, recruiting, training, other overhead and certain other non-direct costs that are necessary to provide direct labor. The number and types of personnel, their salaries and other costs can have a significant impact on our cost of revenues.

        Our selling, general and administrative expenses include costs not directly associated with performing work for our customers. These costs include salaries, wages plus associated fringe benefits, stock-based compensation charges, rent, travel and insurance. Among the functions covered by these expenses are sales, business development, contracts, purchasing, legal, finance, accounting, human resources, information systems and general management. Most of these costs are allowable costs under the cost accounting standards for contracting with the federal government and are recoverable under cost-plus-fee contracts. During fiscal 2005, selling, general and administrative expenses included $1.0 million of expense associated with the forgiveness of certain loans made to executive officers in connection with the purchase by those officers of shares of our common stock.

        In connection with this offering, we expect to recognize additional stock-based compensation charges of approximately $4.1 million in connection with the acceleration of restricted stock vesting.

        In addition, in connection with this offering, we will record stock-based deferred compensation of approximately $1.4 million in connection with compensatory grants of stock options and shares of restricted stock awarded during fiscal 2006 and fiscal 2007. Approximately $0.1 million of compensation expense will be recognized during the fiscal quarter ended September 30, 2006. The remaining deferred compensation will be amortized over the remaining vesting period of the awards, which is five years. However, certain of the awards will vest upon completion of this offering, resulting in a total expected expense of approximately $0.2 million during the fiscal quarter ended December 31, 2006. Thereafter, we expect quarterly amortization of the charges to be approximately $0.1 million.

        Our depreciation and amortization expenses include the amortization of purchased intangibles in connection with acquisitions and the amortization of leasehold improvements and the depreciation of property and equipment purchased in the ordinary course of our business.

        Certain revenues and payments we receive are based on provisional billings and payments that are subject to adjustment after audit. Federal government agencies have the right to challenge our cost estimates and allocation methodologies with respect to government contracts. In addition, contracts with these agencies are subject to audit and possible adjustment to give effect to unallowable costs under cost-plus-fee contracts or to other regulatory requirements affecting both cost-plus-fee and fixed-price contracts.

  Comparison of Results of Operations for the Three Months Ended June 30, 2005 and 2006

        Revenues.    Our consolidated revenues increased $27.7 million, or 42.8%, from $64.8 million for the three months ended June 30, 2005, to $92.6 million for the three months ended June 30, 2006. The increase was primarily due to $20.0 million of increased revenues attributable to the acquisition of Morgan, and $7.7 million of increased revenues related to the SPAWAR, Joint Strike Fighter and CIO-SP2 contracts, our Army LAMA contract and certain other contracts.

        Cost of Revenues.    Our cost of revenues increased $23.5 million, or 41.3%, from $57.0 million for the three months ended June 30, 2005, to $80.5 million for the three months ended June 30, 2006. This increase was primarily the result of an additional $16.7 million in costs attributable to revenues generated by Morgan operations, in addition to the cost of revenues associated with the increased services provided under the contracts described above.

        Selling, General and Administrative.    Our selling, general and administrative expense increased $1.4 million, or 42.8%, from $3.0 million for the three months ended June 30, 2005, to $4.4 million for the three months ended June 30, 2006. Selling, general and administrative expense as a percentage of total revenues was 4.7% for both quarters. The largest components of this increase were $0.5 million of selling, general and administrative expense attributable to Morgan operations, $0.5 million for consultant expenses for corporate infrastructure investments and $0.6 million of indirect labor in various corporate development and support areas to support our growth.

        Depreciation and Amortization.    Our depreciation and amortization expense increased $0.8 million, or 151.7%, from $0.6 million for the three months ended June 30, 2005, to $1.4 million for the three months ended June 30, 2006. The increase in depreciation and amortization was primarily due to the amortization of purchased intangibles associated with the Morgan acquisition as well as additional depreciation expense associated with increased capital expenditures during fiscal 2006.

        Operating Income.    Our operating income increased $2.0 million, or 48.5%, from $4.1 million for the three months ended June 30, 2005, to $6.1 million for the three months ended June 30, 2006. The increase was attributable to profits generated by Morgan operations and operating efficiencies of the combined entities.

        Interest Expense, Net.    Our net interest expense increased $1.8 million from $0.3 million for the three months ended June 30, 2005, to $2.1 million for the three months ended June 30, 2006. The increase in net interest expense was due to the new term loan borrowings incurred to finance the acquisition of Morgan.

  Comparison of Results of Operations for the Fiscal Years Ended March 31, 2005 and 2006

        Revenues.    Our consolidated revenues increased $2.3 million, or 0.8%, from $282.5 million for fiscal 2005 to $284.8 million for fiscal 2006. The increase was primarily due to $9.6 million of increased revenues attributable to a partial year of results after the acquisition of Morgan, $10.7 million of increased revenues under our passport services contract, $3.0 million of increased revenues under our Department of Army AWRDS contract, $6.7 million of increased revenues under a new contract with the Office of the Comptroller of the Currency and $8.3 million of increased revenues under a new contract with the Department of Transportation Maritime Administration, which was partially offset by $37.4 million of pass through revenues generated in fiscal 2005.

        Cost of Revenues.    Our cost of revenues decreased $1.8 million, or 0.7%, from $250.1 million for fiscal 2005 to $248.3 million for fiscal 2006. This decrease was primarily the result of a $35.0 million reduction in cost of revenues attributable to the decrease in pass-through revenues generated in fiscal 2006, partially offset by the cost of revenues associated with increased services provided under the contracts described above.

        Selling, General and Administrative.    Our selling, general and administrative expenses increased $2.4 million, or 23.0%, from $10.4 million for fiscal 2005 to $12.8 million for fiscal 2006. The largest components of this increase were a $1.8 million increase in finance, accounting and human resources costs and $0.3 million of costs associated with Morgan's operations since the date of acquisition.

        Amortization of Deferred Compensation.    Our amortization of deferred compensation increased $0.4 million, or 112.3%, from $0.4 million to $0.8 million for fiscal 2006. The increase is primarily attributable to the amortization of restricted stock grants awarded in May 2005.

        Depreciation and Amortization.    Our depreciation and amortization expense increased $0.7 million, or 31.4%, from $2.3 million for fiscal 2005 to $3.1 million for fiscal 2006. The increase in depreciation and amortization was primarily due to the amortization of purchased intangibles associated with the Morgan acquisition as well as additional depreciation expense associated with increased capital expenditures during fiscal 2006.

        Impairment of Intangible Assets.    In fiscal 2006, we recorded an impairment charge of $3.6 million to the CCI and FSC tradenames.

        Operating Income.    Our operating income decreased $2.9 million, or 15.3%, from $19.2 million for fiscal 2005 to $16.3 million for fiscal 2006. The decrease was primarily due to the $3.6 million impairment charge discussed above, partially offset by higher operating margins in fiscal 2006 compared to fiscal 2005, due to lower profit margins realized on pass-through revenues in fiscal 2005.

        Interest Expense, Net.    Our net interest expense increased $1.6 million, or 197.0%, from $0.8 million for fiscal 2005 to $2.4 million for fiscal 2006. The increase in net interest expense was due to the new term loan borrowings incurred to finance the acquisition of Morgan, increased borrowing under our revolving credit facility primarily to fund stock repurchases from our ESOP and a higher interest rate environment.

  Comparison of Results of Operations for the Fiscal Years Ended March 31, 2004 and 2005

        Revenues.    Our consolidated revenues increased $103.7 million, or 58.0%, from $178.7 million for fiscal 2004 to $282.5 million for fiscal 2005. The increase was attributable to the inclusion of $37.4 million of pass-through revenues in fiscal 2005, an additional $41.8 million of increased revenues resulting from a full year of results of FSC, $3.8 million of revenues generated under a new contract with a classified customer, $6.2 million of additional revenues under our LOGJAMSS contract and expansion of revenues under our passport services contract and our Joint Strike Fighter contract.

        Cost of Revenues.    Our cost of revenues increased $93.5 million, or 59.7%, from $156.6 million for fiscal 2004 to $250.1 million for fiscal 2005. The increase was attributable to $35.0 million of costs associated with the pass-through revenues described above, an additional $37.6 million of costs resulting from a full year of FSC operations and costs attributable to increased services provided under the contracts described above.

        Selling, General and Administrative.    Our selling, general and administrative expenses increased $2.6 million, or 33.2%, from $7.8 million for fiscal 2004 to $10.4 million for fiscal 2005. Of the increase, $1.0 million was attributable to the forgiveness of loans to officers as described above. The remainder of the increase was primarily attributable to $1.0 million of additional staffing costs and $0.4 million of additional bid and proposal expenses. The integration of FSC during 2005 enabled us to recognize economies of scale by spreading centralized business support costs over a larger business base. In addition, we realized cost savings by consolidating the accounting, human resources and other shared service functions by relocating and integrating the FSC support operations into our northern Virginia headquarters. Due to these actions, our selling, general and administrative expenses as a percentage of revenues decreased from 4.4% for fiscal 2004 to 3.7% for fiscal 2005.

        Depreciation and Amortization.    Our depreciation and amortization expense increased $1.0 million, or 72.5%, from $1.4 million for fiscal 2004 to $2.3 million for fiscal 2005. The increase in depreciation and amortization resulted primarily from the amortization associated with identified intangibles recorded in connection with the acquisition of FSC.

        Operating Income.    Our operating income increased $6.5 million, or 50.7%, from $12.8 million for fiscal 2004 to $19.2 million for fiscal 2005. The increase was primarily due to the increase in revenues described above. Operating income as a percentage of revenues decreased from 7.1% for fiscal 2004 to 6.8% for fiscal 2005, primarily due to lower operating margins attributable to the factors described under "Operating Margin" above.

        Interest Expense, Net.    Our net interest expense increased $0.6 million, or 214.9%, from $0.3 million for fiscal 2004 to $0.8 million for fiscal 2005. The increase in net interest expense was primarily due to an increase in outstanding levels of indebtedness incurred to finance the acquisition of FSC, partially offset by $0.4 million of derivative gains resulting from an interest rate swap entered into in March 2004.

        Income Taxes.    Income taxes reflect an effective tax rate of 35.0% and 39.0% for fiscal 2004 and fiscal 2005, respectively. The lower tax rate in fiscal 2004 was the result of an over-accrual of prior year deferred tax balances, which resulted in an unusually low tax rate for fiscal 2004.

Seasonality

        Our revenues and operating income have typically been positively affected in the quarter ending March 31 due to an increase in the volume of revenues generated under our contract with the Department of State for the provision of passport services, as the demand for processing and delivery of U.S. passports typically increases during this quarter.

Inflation

        We do not believe that inflation has had a material effect on our business in fiscal 2004, fiscal 2005 or fiscal 2006.

Liquidity and Capital Resources

        Our primary liquidity needs are to finance the costs of operations pending the billing and collection of accounts receivable, to service our debt, to make capital expenditures and to make selective strategic acquisitions. As described in "Use of Proceeds", the proceeds of this offering will be used to repay indebtedness incurred by us to, among other things, finance the acquisition of Morgan.

        Based upon our current operations, we expect that our cash flow from operations, together with amounts we are able to borrow under our credit facility, will be adequate to meet our anticipated needs for the foreseeable future. In addition, we expect that our cash flow from operations will be adequate to meet all contractual obligations under the credit facility and our operating leases. Although we have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely need to incur additional debt or sell additional equity.

      Cash Flow

        Accounts receivable represents our largest working capital requirement. We bill most of our customers monthly after services are rendered. Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our customers in a timely manner, and our ability to manage our vendor payments. Historically we have not maintained a cash balance, but have applied all of our operating cash flow to reduce indebtedness under our outstanding lines of credit, often on a daily basis. After completion of this offering and the application of the proceeds as described under "Use of Proceeds", we expect to continue this practice for so long as we have debt outstanding under our lines of credit.

	Three Months Ended June 30,
	2005	2006
	(in millions)
Net cash (used in) provided by operating activities	$(0.1)	$6.7
Net cash used in investing activities	$(0.8)	$(0.4)
Net cash provided by (used in) financing activities	$1.0	$(6.2)

        Net cash provided by operating activities of $6.7 million for the three months ended June 30, 2006, primarily reflected our net income for that period, a $5.0 million decrease in accounts receivable and a $1.8 million increase in accrued expenses, offset by a $3.1 million decrease in accounts payable. For the three months ended June 30, 2005, net cash used in operating activities of $0.1 million primarily consisted of our net income, offset by a $2.1 million decrease in accounts payable and a $1.2 million increase in accounts receivable.

        Net cash used in investing activities of $0.4 million for the three months ended June 30, 2006, primarily consisted of the purchase of equipment in the ordinary course of business. Net cash used in investing activities of $0.8 million in the three months ended June 30, 2005, consisted of a $0.6 million earnout payment in connection with our acquisition of CCI and $0.3 million to purchase equipment in the ordinary course of business.

        Net cash used in financing activities of $6.2 million for the three months ended June 30, 2006, primarily consisted of $6.6 million of net repayments of our line of credit. Net cash provided by financing activities of $1.0 million for the three months ended June 30, 2005, primarily consisted of $1.4 million of net borrowings under our then existing line of credit.

	Year Ended March 31,
	2004	2005	2006
	(in millions)
Net cash provided by operating activities	$5.6	$3.5	$10.2
Net cash used in investing activities	$(29.7)	$(1.0)	$(86.6)
Net cash provided by (used in) financing activities	$24.0	$(2.5)	$76.4

        Net cash provided by operating activities of $10.2 million for fiscal 2006 primarily reflected our net income for the period, excluding the effects of non-cash depreciation and amortization expense and impairment of assets of $3.1 million and $3.6 million, respectively, and an increase of $8.0 million in accrued expenses, offset by a $8.3 million increase in accounts receivable and a $3.4 million decrease in accounts payable. Net cash provided by operating activities of $3.5 million for fiscal 2005 primarily reflected our net income and an increase of $2.2 million in accrued expenses, offset by an increase in working capital requirements caused by a $10.3 million increase in accounts receivable and a $6.1 million decrease in accounts payable. Net cash provided by operating activities of $5.6 million for fiscal 2004 reflected our net income and an increase in accounts payable of $1.8 million, offset by a decrease in accrued expenses of $4.5 million and an increase in prepaid and other current assets of $1.1 million.

        Net cash used in investing activities of $86.6 million for fiscal 2006 primarily consisted of $80.6 million to complete the acquisition of Morgan, a $0.6 million earnout payment in connection with our acquisition of CCI and leasehold improvements and investments in information technology infrastructure related to our new headquarters facility. Net cash used in investing activities of

$1.0 million for fiscal 2005 consisted of the purchase of equipment in the ordinary course of business. Net cash used in investing activities of $29.7 million for fiscal 2004 consisted of $27.2 million to complete the acquisition of FSC, a $1.3 million earnout payment in connection with our acquisition of CCI and $1.1 million to purchase equipment in the ordinary course of business.

        Net cash provided by financing activities of $76.4 million for fiscal 2006 primarily consisted of $100.0 million of borrowings under our senior credit facility to finance the acquisition of Morgan. The cash provided by these borrowings was offset by $10.8 million used to repay our then existing line of credit, $8.8 million used to repay a long-term note and $4.5 million used to repurchase stock, primarily from our ESOP. Net cash used in financing activities of $2.5 million for fiscal 2005 consisted of $4.5 million used to repurchase stock, primarily from our ESOP, offset primarily by $1.9 million of net borrowings under our line of credit in connection with working capital management. Net cash provided by financing activities of $24.0 million for fiscal 2004 consisted of $17.8 million of net borrowings under our line of credit and $8.0 million of borrowings under a long-term note, both primarily in connection with the acquisition of FSC. The cash provided by these borrowings was offset by $1.8 million used to repurchase stock, primarily from our ESOP.

  Credit Facility and Borrowing Capacity

        On February 16, 2006, in order to finance our acquisition of Morgan and to refinance our then-outstanding indebtedness, we entered into a new senior credit facility that included a $50.0 million revolving credit facility. As of June 30, 2006, we had $99.8 million of term loan indebtedness outstanding under our senior credit facility. As of June 30, 2006, our borrowing availability under the revolving portion of our senior credit facility was $46.2 million (including outstanding letters of credit). The obligations under our senior credit facility are unconditionally guaranteed by each of our existing and subsequently acquired or organized subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us and each of our subsidiaries, including the shares of capital stock of our subsidiaries, subject to certain exceptions.

        Under the terms of the credit facility, we are entitled to request an increase in the size of the credit facility by an amount not greater than $75 million in the aggregate. If any lender elects not to increase its commitment under the credit facility, we may designate another bank or other financial institution to become a party to the credit facility.

        The credit agreement also contains a number of affirmative and restrictive covenants, including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; repurchases of shares of capital stock and options to purchase shares of capital stock; transactions with affiliates; sale and leaseback transactions; and restricted payments.

        In addition, the credit agreement provides that we are required to meet the following financial covenants:

  •
  a fixed charge coverage ratio as of the end of any fiscal quarter of not less than 1.50 to 1.00, based upon the ratio of (i) consolidated EBITDA (as defined in the credit agreement) less the actual amount paid by us and our subsidiaries in cash on account of capital expenditures and taxes over the period consisting of the four consecutive fiscal quarters ending on or immediately prior to the determination date to (ii) consolidated cash interest expense for such period, scheduled principal payments required to be made on consolidated total debt during such period and certain restricted payments paid during such period;

  •
  a maximum leverage ratio based upon the ratio of (i) consolidated total debt to (ii) consolidated EBITDA (as defined in the credit agreement), which will require us to maintain a ratio of 4.25 to 1.00 for each fiscal quarter ending on or prior to December 31, 2006, a ratio of 3.50 to 1.00 for each fiscal quarter ending after December 31, 2006, and on or prior to December 31, 2007, and a ratio of 3.00 to 1.00 for each fiscal quarter ending after December 31, 2007; and

  •
  a minimum consolidated net worth equal to the sum of (i) 85% of our consolidated net worth as at December 31, 2005, (ii) 50% of consolidated net income on a cumulative basis for all preceding fiscal quarters, commencing with the fiscal quarter ended March 31, 2006, and (iii) 100% of the amount by which our total stockholders' equity is increased as result of any public or private offering of our common stock after the closing date.

        Our senior credit facility, including the definition of consolidated EBITDA, is described in more detail under "Description of Certain Indebtedness".

        As described under "Use of Proceeds", we intend to use the proceeds from this offering to repay a portion of the outstanding indebtedness under our senior credit facility.

Capital Expenditures

        We have relatively low capital expenditure requirements. Our capital expenditures were $1.2 million, $1.0 million and $5.5 million for fiscal 2004, fiscal 2005 and fiscal 2006, respectively. Substantially all of these expenditures consisted of leasehold improvements and purchases of office equipment, which were higher in fiscal 2006, due to investments made in connection with our relocation to a new headquarters facility.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Contractual Obligations and Other Commitments

        The following table details our projected payments for our significant contractual obligations as of March 31, 2006. The table is based upon available information and certain assumptions we believe to be reasonable.

	Payments due by Period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$100,000	$1,000	$2,000	$97,000	$—
Interest on long-term debt obligations(1)	37,395	7,343	15,199	14,853	—
Capital lease obligations	136	104	19	13	—
Operating lease obligations	32,101	6,277	10,110	7,391	8,322
Purchase obligations	27,436	26,499	937	—	—

Total	$197,069	$41,223	$28,265	$119,258	$8,322

(1)
For purposes of calculating interest on long-term debt obligations, we have assumed, in light of the current rising interest rate environment, that interest rates rise by 0.25% per year over the next five years.

        The lease of our new headquarters facility represents $16.8 million of the total operating lease obligations set forth above, which does not include $2.1 million that would be payable by us if we exercise an option to terminate this lease in 2010. Certain other lease obligations constitute reimbursable costs under contracts with our customers.

        In the normal course of our business, we enter into agreements with subcontractors and vendors to provide products and services that we consume in our operations or that are delivered to our customers. Purchase obligations set forth in the table consist of over 300 outstanding purchase orders, the majority of which are with subcontractors and none of which exceeds $3.0 million. These products and services are not considered unconditional obligations until the products and services are actually delivered, at which time we record a liability for our obligation.

Quantitative and Qualitative Disclosures about Market Risk

        Our principal exposure to market risk relates to changes in interest rates. From time to time, we enter into interest rate swap, interest rate lock and cap agreements to effectively limit exposure to interest rate movements within the parameters of our interest rate hedging policy. As of March 31, 2006, all of the outstanding debt under our senior credit facility was subject to floating interest rate risk. In March 2004, we entered into an interest rate swap agreement covering $10.0 million of our indebtedness and, in March 2006, we entered into three interest rate swap agreements collectively covering $50.0 million of our indebtedness, with terms of one, two and six years, respectively. Even after giving effect to these agreements, we are exposed to risks due to fluctuations in the market value of these agreements and changes in interest rates with respect to the portion of our senior credit facility that is not covered by these agreements. A hypothetical change in the interest rate of 100 basis points would have changed annual cash interest expense by $0.4 million.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, Share-Based Payment, or SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123R requires liability awards to be remeasured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R is effective for us as of the beginning of our fiscal year that begins April 1, 2006. We have adopted the provisions of SFAS No. 123R on a prospective basis during the fiscal year beginning April 1, 2006.

        In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107. SAB 107 provides guidance to assist registrants in the initial implementation of SFAS 123R. SAB 107 includes, but is not limited to, interpretive guidance related to share-based payment transactions with non-employees, valuation methods and underlying expected volatility and expected term assumptions, the classification of compensation expense and accounting for the income tax effects of share-based arrangements upon adopting SFAS 123R.

        In June 2005, the FASB approved Emerging Issues Task Force Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements, or EITF 05-06. EITF 05-06 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. EITF 05-06 has not had a material impact on our financial position, results of operations or cash flows.

        Several other new accounting standards became effective during the periods presented or will be effective subsequent to March 31, 2006. None of these new standards had or is expected to have a significant impact on our financial position, results of operation or cash flows.

BUSINESS

Company Overview

        We provide information technology services and solutions to U.S. defense and federal civilian government agencies. We offer our customers solutions and expertise to support their mission-essential needs at any stage of program, product development or business lifecycle through five service areas: systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology. As a systems integrator, we apply these five service areas to enable our customers to achieve interoperability between different business processes and information technology systems.

        We were founded in 1966 and have established long-standing, successful relationships with our federal government customers. As of August 31, 2006, we had more than 200 active contractual engagements across 38 federal government agencies. Our customers include the Department of Defense (including all major agencies within the Department of Defense), the Department of Health and Human Services, the Department of Homeland Security, the Department of Justice, the Department of State, the Department of Transportation, the Department of the Treasury and NASA. We have served customers that provided over 90% of our revenues for the fiscal year ended March 31, 2006, or fiscal 2006, for an average of approximately twelve years.

        For fiscal 2006, we derived approximately 61% of our revenues from the Department of Defense, including agencies within the intelligence community, and approximately 39% of our revenues from federal civilian government agencies. Our contract with the Department of State for the provision of passport processing and support services, which is our largest revenue-generating contract, accounted for approximately 19% of our revenues for fiscal 2006. For fiscal 2006, our top ten revenue-generating contracts accounted for approximately 50% of our revenues. Aside from our contract for passport processing and support services, no single contract exceeded 7% of our revenues for fiscal 2006. We acted as the prime contractor on contractual engagements that provided approximately 80% of our revenues for fiscal 2006. In February 2006 we completed the acquisition of Morgan Research Corporation, or Morgan, which provides specialized engineering and technology services to the federal government in the areas of microsystems, microelectronics and fiber/electro-optical design and development. This acquisition provides us with access to new customers and enables us to offer an expanded suite of services to our customers.

        From fiscal year ended March 31, 1996, through fiscal 2006, we increased our revenues at a compound annual growth rate of 30.8%, and we have been profitable in every year during that period. Our actual revenues and our revenues after giving pro forma effect to our acquisition of Morgan for fiscal 2006, were $284.8 million and $345.6 million, respectively and our revenues for the three months ended June 30, 2006, were $92.6 million. As of June 30, 2006, our total backlog was $833.0 million and our funded backlog was $201.7 million. For a discussion of how we calculate backlog, see "—Backlog".

        We believe that we derive our revenue growth in large part from the strength of our approach to customer account management, our technical expertise and our past performance. Over the twelve months ended August 31, 2006, we have won 100% of competitively awarded contracts on which we were the incumbent and 58% of competitively awarded contracts on which we were not the incumbent. Over the twelve months ended August 31, 2006, we achieved an overall win rate of approximately 68%. For a discussion of how we calculate our win rate, see "—Business Development". In 2005, we were chosen as the Mid-Size Contractor of the Year at the Greater Washington Government Contractor Awards, organized by the Northern Virginia Government Contractors Council, a part of the Fairfax County Chamber of Commerce, the Professional Services Council, an industry organization, and Washington Technology, an independent government information technology publication.

        We emphasize three essential attributes—a commitment to strong partnerships, integrity in all dealings and results for our clients—in order to develop long-term relationships with our customers and achieve the highest quality workforce in our industry. Our senior management team has an average tenure with our company of more than twelve years and includes a core group of senior executives who have built our company over the course of the past two decades. Our team has also been supplemented with strategic hires and is supported by a high quality staff of approximately 2,300 employees. A majority of our senior management team, including our chief executive officer, have served in the U.S. armed forces, and this experience has provided us with significant knowledge of these organizations. As of June 30, 2006, approximately 55% of our employees held Secret or Top Secret clearances, which are necessary to work on classified contracts. Additionally, our management team and our employees have a personal stake in our continued growth and success, as prior to this offering they owned substantially all of, and following this offering they will continue to own a significant portion of, our common stock.

Our Market Opportunity

        The federal government is the largest purchaser of information technology services and solutions in the United States. Information technology accounts for a significant portion of the federal government's spending, and, according to INPUT, an independent federal government market research firm, federal government information technology spending is expected to grow from $75.4 billion in federal fiscal year 2005 to $93.4 billion in federal fiscal year 2011. Of the total information technology spending, INPUT forecasts that the contracted-out portion will grow from $63.3 billion in federal fiscal year 2006 to $80.5 billion in federal fiscal year 2011. Although these budgetary increases will not necessarily result in a corresponding increase in government purchases of our services, information technology professional services and outsourcing, which are the primary components of our systems integration services, are expected by INPUT to be among the fastest growing segments of the federal information technology market in the next five years.

        We believe that over the next several years the continued increase in the federal government's demand for information technology services and solutions will be primarily driven by the following factors:

  Increased Spending on National Defense, Intelligence and Homeland Security

        The continuing Global War on Terror and increased focus on U.S. border security have intensified the federal government's commitment to strengthen our country's military, intelligence and homeland security capabilities and increased the need for systems integration solutions capable of supporting this commitment. According to INPUT, national defense, intelligence and homeland security spending is projected to continue to grow over the next several years as the Global War on Terror, including the demand for intelligence capabilities and reconstruction efforts in Afghanistan and Iraq, defense transformation and homeland security remain high priorities for the federal government. We believe that the Department of Defense, the Department of Homeland Security and agencies within the intelligence community are increasingly focused on enterprise solutions that enable better coordination and communication within and among agencies and departments and we expect a significant portion of this spending to be dedicated to improving information security, systems interoperability and networking and knowledge management.

  Demand for Greater Government Efficiency and Effectiveness

        Federal government agencies are under increasing pressure from the Office of Management and Budget to be more efficient and effective, and as a result they are re-engineering their business processes, consolidating redundant systems, upgrading their information technology capabilities and expanding e-government services. As an example of this trend, the Department of Homeland Security has sought to modernize its legacy systems, improve security, enhance business intelligence capabilities and institute mature software development processes. In addition, in order to enhance efficiency, the federal government has increased its use of lower cost, open architecture systems using commercial off-the-shelf, or COTS, hardware and software, which are displacing the single purpose, custom systems historically favored by the federal government and driving demand for systems integration services.

        In addition to these trends, federal government agencies continue to adopt more streamlined acquisition processes. These changes provide increased flexibility and enable our customers to award contracts and associated task orders based on factors other than price alone, such as successful past performance, technical capabilities and a contractor's ability to understand and support a particular customer's mission-essential requirements.

  Increased Federal Government Reliance on Outsourcing

        According to INPUT, federal information technology outsourcing expenditures will experience the largest growth among the different segments of information technology services and will increase from $13.3 billion in federal fiscal year 2006 to $17.7 billion in federal fiscal year 2011. Contributing to this growth, INPUT estimates that more than 45% of federal information technology workers will be eligible to retire by federal fiscal year 2008, further straining federal government personnel resources and increasing reliance on external providers. Federal agencies are striving to maintain their core functions and meet efficiency and effectiveness demands, including information technology upgrade and competitive sourcing requirements, with limited technical resources and a shrinking workforce. As a result, federal government agencies are increasingly adopting outsourcing of information technology services as part of broader systems integration and business process improvement initiatives.

  Increased Emphasis on Defense System Sustainment and Modernization

        To balance the costs of new initiatives with the costs of ongoing military operations, the Department of Defense is emphasizing upgrading existing platforms to next generation technologies rather than procuring completely new systems. For example, rather than replacing certain maritime command and control systems in its fleet, the U.S. Navy has invested in significant upgrades, using the latest information technology and weapons systems. To achieve these upgrades in an environment of military support personnel reductions, the armed services are increasingly dependent on highly skilled contractors that can provide the full spectrum of information technology services and solutions needed to support these activities. In addition, we expect that the increased use of equipment by today's armed forces will result in significant new demand for weapons sustainment services required to maintain weapons system readiness.

Our Competitive Strengths

        We believe that we are distinguished by the following key competitive strengths:

  Strong Presence in Key Strategic Areas and Deep Knowledge of Our Diverse Customer Base

        We provide services in areas that we believe are a high priority for the federal government, such as defense transformation, homeland security and the Global War on Terror, and we believe that our extensive experience with our customers provides us with significant insight into their missions and needs. We have served customers that provided over 90% of our revenues for fiscal 2006 for an average of approximately twelve years and, as of August 31, 2006, had contractual engagements across 38 federal government agencies. Through these long-standing relationships, we have developed an extensive knowledge of our customers' business processes and information technology architectures, which enables us to deliver innovative integrated solutions to meet their changing needs. The ability to apply experience gained from previous contractual engagements across a diverse customer base is a key criterion in federal government evaluation of companies providing these services.

  Outstanding Record of Past Performance Fueling Growth

        We have a strong record of past performance with our government customers, as evidenced by our customer surveys and feedback. In 2005, we were chosen as the Mid-Size Contractor of the Year at the Greater Washington Government Contractor Awards. Our emphasis on customer satisfaction is reflected by a win rate of 100% over the twelve months ended August 31, 2006, on competitively awarded contracts on which we were the incumbent. Our past performance, combined with our technical expertise, has enabled us to achieve 14 consecutive years of revenue growth and profitability.

  Experienced Management Team and Highly-Skilled Workforce

        Our senior management team has an average tenure with our company of more than twelve years and includes a core group of senior executives who have built our company over the course of the past two decades. A majority of our senior management team, including our chief executive officer, have served in the U.S. armed forces, and this experience has provided us with significant knowledge of these organizations. We have also supplemented our team with strategic hires. In addition, we have a long-standing commitment to employee development, and have implemented a broad range of internal training programs focusing on technical, managerial and account management skills, including discrete programs for our program managers, supervisors and business development personnel, always with a strong focus on customer service and satisfaction. As of June 30, 2006, approximately 55% of our employees held Secret or Top Secret clearances, which are necessary to work on classified contracts.

  Proven Business Development Infrastructure

        We have developed systems and processes modeled after industry best practices to successfully market, develop, acquire and expand contracts with the federal government. The Stanley account management process represents a disciplined, team-based approach to customer relationships and business development, and emphasizes our contribution to the strategic organizational objectives of the customer. We support our business development professionals, who are highly experienced in marketing to our government customers, with business intelligence resources and systems and processes that include a capture management system providing real-time reporting of pipeline and bid status. As a result, over the twelve months ended August 31, 2006, we achieved an overall win rate, including bids where we were the incumbent contractor, of approximately 68%. We believe that our ability to collaborate internally, our dedicated support staff and our consistent processes make us particularly well-suited to take advantage of increasingly streamlined government procurement procedures.

  Proven Track Record of Acquisitions and Integration

        We believe that an integral part of our growth is our ability to identify, acquire and integrate companies that expand our systems integration capabilities and provide us with access to new customers and contract vehicles. We have disciplined acquisition processes for identifying, acquiring and integrating target companies and successfully growing these businesses post-acquisition. Our disciplined approach to acquisitions also ensures that we align not only the systems of a target company but also its culture in order to retain and expand both our customer and employee bases.

  Commitment to Corporate Culture

        Our success as a systems integrator and provider of information technology services and solutions is highly dependent on our employees. We have a culture focused on long-term relationships with our customers and achieving the highest quality workforce in our industry. We believe we have been successful in creating a culture that focuses on developing our employees throughout their career and promoting them within our organization. We emphasize three essential attributes—a commitment to strong partnerships, integrity in all our dealings and results for our clients. We reinforce these principles regularly in our recruiting process, training programs, proposals, company meetings and internal communications. Additionally, our management team and our employees have a personal stake in our continued growth and success, as prior to this offering they owned substantially all of, and following this offering they will continue to own a significant portion of, our common stock.

  Corporate Infrastructure Positioned for Growth

        During the past several years we have made significant investments in our corporate infrastructure in anticipation of future growth. These investments include ISO 9001 certified processes, internal controls, sales and marketing and account management processes, effective web-based project management tools and recent relocation to an expanded headquarters. We believe that our management experience and corporate infrastructure are indicative of a company with much larger revenues than ours, and we anticipate that as our business expands we will leverage this infrastructure to increase our operating margins and capitalize on operational efficiencies.

Our Business Strategy

        Our strategy is to continue to profitably grow our business as a provider of information technology services and solutions to the federal government and to focus on our strength as a systems integrator providing lifecycle solutions to our customers. Key elements of our strategy include:

  Focusing on Opportunities to Support Mission-Essential Programs as a Prime Contractor

        We have a proud heritage of providing mission-essential support for federal government customers as a prime contractor, and as a result we have developed specialized expertise in the systems, business processes and requirements of our clients. For example, since 1994 we have provided information technology support as a prime contractor for the U.S. Army's pre-positioned war materiel and war-fighting assets, with personnel assigned around the globe. By acting as prime contractor on this engagement, we have developed a deep functional understanding of the U.S. Army's requirements and goals in this area. We believe that these types of experiences place us in a strong position to win future prime contractor engagements, and we will continue to leverage our understanding of customer requirements to support mission-essential programs as a prime contractor. We also believe that our systems integration capabilities position us to compete more effectively as a prime contractor on government acquisitions and we intend to aggressively target programs that provide this opportunity.

  Cross-Selling Services and Expanding Customer Presence

        We will continue our practice of cross-selling services to expand the breadth and depth of our customer engagements and create opportunities to provide additional solutions to our customers. We will continue to utilize our centralized account management process, which is a highly disciplined, team-based approach to customer relationship management, to enhance our understanding of our customers' needs among our division managers, program managers and customer segment leads, enabling them to offer our customers our full range of service expertise. This team will work cooperatively to generate new sales and internal growth within existing customer contracts, and will play an essential role in our ongoing efforts to cross-sell services to both existing and new customers.

  Expanding Our Customer and Contract Base

        Our current contract base includes twelve prime contractor positions on government-wide acquisition contracts, or GWACs, and agency-specific indefinite delivery/indefinite quantity, or ID/IQ, contracts. We intend to aggressively pursue task orders under these vehicles in order to maximize our revenue and strengthen our customer relationships. We believe that our ability to provide advanced engineering and technical solutions to our customers, our strong past performance record and our knowledge of our clients' needs position us to win additional task orders under these prime contract vehicles. We also intend to expand our contract base into areas with significant growth opportunities by leveraging our industry reputation and long-term client relationships. We anticipate that this expansion will enable us to pursue additional higher value work and further diversify our revenue base across the federal government. Our long-term relationships with federal government agencies, together with our GWAC and ID/IQ vehicles, give us opportunities to win contracts with new clients.

  Being an Employer of Choice and Developing Top Talent

        Our practice is to promote people from within our company, which we believe fosters a culture of investing in our employees. To ensure that we have future leadership, we will continue to develop our managerial workforce at the task, project, program and executive level through ongoing company-sponsored training and development programs. In addition, we intend to continue to attract and retain skilled professionals, including managers, engineers, analysts, programmers, technicians and support specialists, in order to ensure that we are able to meet our customers' needs. We believe we can continue to retain our employees by offering competitive compensation and incentive plans, opportunities for career growth, company-supported education programs, and challenging work assignments at over 100 locations around the world.

  Pursuing Strategic Acquisitions

        We will continue to pursue strategic acquisitions that complement and broaden our existing client base, increase our presence in strategic geographic markets, expand our capabilities as a systems integrator and provide access to prime contract vehicles. We employ a disciplined methodology to evaluate and select acquisition candidates and have used it to make four strategic acquisitions since 2000: our acquisition of GCI in January 2000, our acquisition of CCI in September 2002, our acquisition of FSC in December 2003 and our acquisition of Morgan in February 2006. Each acquired company enhanced our services portfolio, broadened our customer base and expanded the geographic reach of our company.

Our Services

        As a systems integrator, our service portfolio is comprised of five service areas, each customizable to meet unique client needs. These are systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology. Our end-to-end information technology services provide our customers with solutions throughout the design, build, delivery, and operation and modernization stages of a program. By combining knowledge and successful implementation of best-of-breed processes with intelligent application of emergent technologies, we help our customers meet critical goals and milestones on time and within budget in support of their operational objectives.

  Systems Engineering

        Our systems engineering services apply formal engineering methods and practices to analyze, design, develop, deploy and modernize information systems providing high-end capability for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance, or C4ISR, functions, operations, logistics and business systems. Systems engineering activities are provided by teams of senior system, software, data and communications engineers who are supported by cleared personnel, infrastructure and facilities.

        Our systems engineering business has been independently assessed at a CMM Level III proficiency under standards established by the Software Engineering Institute. This rating reflects that we have mature, repeatable processes that we believe help to reduce risk, improve technical delivery, contain costs and meet demanding schedules. In addition, some of our systems engineering business units have achieved a CMMI Level III assessment. The CMMI Level III rating reflects that we have implemented best practices associated with integrated product and process development and supplier sourcing. The federal government often requires a CMM Level III or CMMI Level III rating as a qualification to bid on complex software development and systems integration projects. Our primary systems engineering service offerings are:

  •
  systems design and enterprise architecture development;

  •
  software engineering and development;

  •
  security engineering and information assurance;

  •
  Command and Control, or C2, and C4ISR engineering and integration;

  •
  systems production and deployment;

  •
  information and data engineering and development;

  •
  network and IT infrastructure engineering;

  •
  systems engineering and technical assistance; and

  •
  independent verification and validation.

        For example, we are a prime contractor for the Joint Strike Fighter (JSF) Program Office, which we were awarded in an open competition in 1996. Under this contract, we played an instrumental role in establishing the information technology infrastructure to support the selection of a prime contractor for the JSF Program, which was the largest procurement in Department of Defense history. We also continue to develop, manage, maintain and provide operations support to new and existing information technology systems for the JSF Program.

  Enterprise Integration

        Our enterprise integration services provide interoperability of data, functionality and information management to business processes, users and other information systems in order to support our customers' missions. Enabled by our expert knowledge of COTS packages, which include enterprise resource planning, or ERP, and business process management technologies, we integrate new functionality with existing applications and infrastructure to enhance horizontal interoperability across the enterprise. Our service offerings that support enterprise integration include:

  •
  business process development and workflow automation;

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  COTS software integration;

  •
  enterprise content management;

  •
  enterprise application integration;

  •
  document management;

  •
  e-government and e-business solutions; and

  •
  ERP blueprinting, configuration and implementation.

        An example of our enterprise integration services is our contract with the Army National Guard pursuant to which we are responsible for developing and documenting the SAP blueprint for the Army National Guard logistics management system. This blueprint will form the basis for configuring the logistics system to be implemented globally by the Army National Guard in support of both state contingencies and the Global War on Terror.

  Operational Logistics

        Our operational logistics services provide resource, supply chain, maintenance and sustainment planning, management and support to federal government customers, principally to U.S. military operations. Our solution sets include personnel with broad logistics experience, a family of proven logistics business applications and logistics engineers, and support personnel dedicated to our customers' missions. Our operational logistics service offerings include:

  •
  logistics engineering;

  •
  logistics business systems;

  •
  system fielding and lifecycle support;

  •
  training program support;

  •
  supply management and warehouse operations;

  •
  maintenance engineering;

  •
  documentation and e-manual development; and

  •
  large-scale military deployment planning and embarkation support.

        For example, we recently received our fourth contract award for the Army War Reserve Deployment System and Automated Battlebook System, whereby we manage an enterprise information management system used by land-based and afloat depot personnel at U.S. Army pre-positioning sites. This system coordinates the readiness and deployment of more then $22 billion of U.S. Army weapons systems and utilizes a web-based architecture linking approximately 21 remote facilities in eleven countries with Army Field Support Command headquarters, providing centralized, global visibility of these assets. This program is critical for the distribution of prepositioned equipment to U.S. Army war-fighting units.

  Business Process Outsourcing

        Our business process outsourcing services offer engineers, analysts and subject-matter experts in key business functions, such as requirements analysis, project and program management, operational support, administration and budgeting. Our business process outsourcing team members bring with them proven techniques for process and product improvement, which we believe continue to enhance organizational performance after the contractual engagement's goals have been achieved. Our business process outsourcing service offerings include:

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  facility operations;

  •
  business process improvement;

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  program and project management;

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  functional analysis; and

  •
  developmental and operational test and evaluation.

        For example, for the past 14 years we have been a prime contractor supporting the processing of U.S. passports. We provide nationwide passport processing and support services in the areas of high-volume document processing, digital passport production, systems administration, equipment maintenance, logistics and other services. As a result of the expansion of this project, we now support all 16 of the federal government's processing centers and agencies. We have won two recompetitions on this project since we received the original contract award.

  Advanced Engineering and Technology

        Our advanced engineering and technology capabilities deliver expert analysis, design, prototyping and engineering to the U.S. defense and federal civilian government customers implementing state-of-the-art and emergent technologies to enhance information exchange, interoperability, data-sharing capabilities, C4ISR and weapons systems effectiveness. Our primary advanced engineering and technology offerings are:

  •
  sensor integration;

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  service oriented architectures;

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  microsystems design/development;

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  fiber/electro optics;

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  microelectronics; and

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  domain and situational awareness.

        For example, these capabilities were a critical part of our design and development of a network management and control system for a classified customer. Other advanced engineering and technology offerings facilitate warhead technology assessment, concept development and analysis, and technology testing performed for the U.S. Army Aviation and Missile Command.

Qualifications

        We apply proven and repeatable quality control and management processes to ensure effective and efficient solution delivery for our clients. The foundation of this effort is our Quality Management System, or QMS, which operates in accordance with industry methodologies, including ISO 9001-2000, Six Sigma, and Lean Manufacturing, as well as the Software Engineering Institute's CMMI Level III. We apply QMS to our contract and task management procedures, operations support, systems and software engineering and systems integration. Our program managers have been trained to adapt CMMI Level III to the evolving technology, practices and priorities of our customers, thereby mitigating program and task risk, while retaining its core principles and processes. In particular, we have adapted QMS to meet the specific integration needs of the JSF Program Office, the U.S. Marine Corps, the U.S. Army, the Department of State and other federal civilian government customers.

Select Customer Engagements

  Department of Defense Customer

        Requirement: A customer at the Department of Defense that we have served for more than ten years sought to outsource the implementation of numerous enterprise solutions to achieve a collaborative computing environment that provides seamless, secure access to shared information at various locations throughout the organization, as well as to provide consistent tools, standards, configuration management and access to common data and information repositories.

      Services Provided:

Systems Engineering		Enterprise Integration
•	Systems design and enterprise architecture development	•	Business process development and workflow automation
•	Software engineering and development	•	COTS software integration
•	Security engineering and information assurance	•	Enterprise content management
•	Information and data engineering and development	•	Enterprise application integration
•	Network and IT infrastructure engineering	•	Document management

        Our Solution:    We increased efficiencies for the customer by creating a network that allows several different customer locations to communicate and share information across one secure, integrated platform. This network, the Joint Virtual Enterprise and Wide Area Network, or JVE WAN, was designed, implemented and deployed in a secure and paperless environment for the customer's program office. This network provides secure, high-performance data connections and specific collaborative functionality. We continue to service the ongoing maintenance of the network for the customer.

  Civilian Agency Customer

        Requirement:    Our customer sought to outsource the restructuring of its procurement process. The goal of the contractual engagement was to develop and deploy a paperless procurement environment by upgrading systems and technologies and deploying an integrated system across several operating points.

      Services Provided:

Systems Engineering		Enterprise Integration
•	Software engineering and development	•	COTS software integration
•	Security engineering and information assurance	•	Enterprise content management
•	Information and data engineering and development	•	Enterprise application integration
•	Network and IT infrastructure engineering	•	Document management
•	Systems design and enterprise architecture development	•	Business process development and workflow automation
		•	E-government and e-business solutions

        Our Solution:    In responding to our customer's needs, we designed, developed and deployed a Virtual Office of Acquisitions application in order to improve the efficiency of our customer's procurement process. This involved performing a wide array of information technology services, including e-mail and active directory migration to the customer's common operating environment, design, development and implementation of the customer's extranet, intranet and internet sites and the design and integration of the customer's continuity of operations program site to include disaster recovery, e-mail and critical applications replication and satellite and wireless communications.

  Department of Defense Customer

        Requirement:    Our customer sought to outsource the design, implementation and maintenance of a system that assists in the accountability, inventory and transfer of war-fighting equipment.

      Services Provided:

Systems Engineering		Operational Logistics
•	Network and IT infrastructure engineering	•	Logistics engineering
•	Software engineering and development	•	Logistics business systems
•	Systems design and enterprise architecture development	•	Large-scale military deployment planning and embarkation support
•	Security engineering and information assurance	•	Training program support
•	Information and data engineering and development	•	Supply management and warehouse operations
Enterprise Integration		•	Maintenance engineering
•	Business process development and workflow automation	•	Documentation and e-manual development

        Our Solution:    We designed and implemented a system to be the primary information source used by customer personnel to manage and issue war-fighting equipment stored at 21 remote facilities located across eleven countries. In performing this function, this program performs more than 2,000,000 transactions per day while providing the customer with visibility of supplies and equipment worth more than $22 billion. It is currently the primary system used by the customer to manage global equipment visibility, facilitating the hand-off of prepositioned equipment to varying defense units. After successful deployment of the systems, we continue to provide maintenance service to ensure ongoing operability.

Strategic Acquisitions

        We have supplemented our internal growth and expanded our service offerings and customer base through four strategic acquisitions since 2000. In January 2000, we acquired GCI Information Services, Inc. for approximately $5.0 million, broadening our electronic records management services and adding the Department of Commerce and Department of the Treasury as customers. In September 2002, we acquired CCI, Incorporated for approximately $5.5 million, expanding our operational logistics portfolio and adding a strong presence with the Naval Air Systems Command. In December 2003, we acquired Fuentez Systems Concepts, Inc. for approximately $27.2 million, providing us with additional systems engineering, production, integration and C4ISR expertise, and adding the Space and Naval Warfare Systems Command, the Department of Homeland Security and agencies within the intelligence community as our customers.

        Most recently, in February 2006 we completed the acquisition of Morgan for approximately $76.0 million in cash at closing plus an additional $6.2 million in working capital and other purchase price adjustments. This acquisition provides us with a major presence in Huntsville, Alabama, which, as a result of the Department of Defense's Base Realignment and Closure program, or BRAC, will be the new headquarters of the Army Materiel Command, the Army Space and Missile Defense Command

and a substantial portion of the Missile Defense Agency. In addition, this acquisition combines the specialized engineering and technology expertise of Morgan with our systems integration capabilities, and provides us with additional key prime contract vehicles. We believe that this acquisition enables us to provide complementary information technology and systems engineering services and to offer an expanded suite of solutions to our customers.

Customers

        We have successfully established long-standing relationships with many governmental agencies. As of August 31, 2006, we had more than 200 active contractual engagements across 38 federal government agencies. Our customers include the Department of Defense (including all major agencies within the Department of Defense), the Department of Health and Human Services, the Department of Homeland Security, the Department of Justice, the Department of State, the Department of Transportation, the Department of the Treasury and NASA. We have served customers that provided over 90% of our revenues for fiscal 2006 for an average of twelve years. We believe our long-standing relationships are due in large part to our customer-centric account management process, our technical expertise and proven performance on individual contracts.

        For fiscal 2006, we derived approximately 61% of our revenues from the Department of Defense, including agencies within the intelligence community, and approximately 39% of our revenues from federal civilian government agencies. Our largest customer group, which includes five separate agencies, is the U.S. Army, which accounted for approximately 25% of revenues for fiscal 2006. Our contract with the Department of State for the provision of passport processing and support services, which is our largest revenue-generating contract, accounted for approximately 19% of our revenues for fiscal 2006. Contracts for which we acted as the prime contractor represented approximately 80% of our revenues for fiscal 2006.

        Our broad customer base includes:

Department of Defense		Federal Civilian Government Agencies
•	Defense Information Systems	•	Department of Commerce
Agency
•	Joint Strike Fighter Program Office	•	Department of Energy
•	Naval Air Systems Command	•	Department of Health and Human
Services
•	Naval Sea Systems Command	•	Department of Homeland Security
•	Office of the Secretary of Defense	•	Department of Justice
•	Space and Naval Warfare Systems
	Command	•	Department of the Treasury
•	U.S. Air Force Materiel Command	•	Environmental Protection Agency
•	U.S. Army Forces Command	•	Federal Communications Commission
•	U.S. Army Materiel Command	•	Library of Congress
•	U.S. Army Reserve Command	•	NASA
•	U.S. Marine Corps	•	Smithsonian Institution
•	U.S. Transportation Command
Various Intelligence Agencies

Business Development

        The Stanley account management process is a highly disciplined, team-based approach to customer relationship management and business development designed to understand our customers, their organizations and their mission. Our scalable process, modeled after industry best practices and refined over years of application, identifies sales opportunities well in advance of contract competition and guides the lead generation and development process, focusing limited resources on achieving growth objectives while providing the basis for making strategic decisions in meeting both existing and new customer needs and opportunities.

        Systems and processes developed in support of our business development process include a capture management system that aggregates customer data throughout the lead identification process and from previous contractual engagements and third party sources, ultimately facilitating the bid decision and proposal process. The system also provides us with real-time reporting of pipeline and bid status. The strategic operations organization also includes a business intelligence function facilitating program account opportunity reviews, sales training, research and competitive analyses.

        Our business development professionals are highly experienced in marketing to our government customers and have extensive knowledge of both the services and solutions we offer, as well as the particular customer's organization, mission, culture and technology initiatives. These professionals also possess a working knowledge of the marketing limitations that are specific to the government arena, including government funding systems, conflict of interest restrictions, procurement integrity limitations and other pertinent procedural requirements. In fulfilling its mission, the business development organization cooperates closely with the various operations groups and other support organizations.

        Over the twelve months ended August 31, 2006, we achieved an overall win rate of approximately 68%. Overall win rate represents the number of bids won as a percentage of the total number of bids submitted. We also measure our win rate with respect to competitively awarded contracts based on whether we are the incumbent or non-incumbent contractor. Over the twelve months ended August 31, 2006, we achieved a win rate of 100% and 58% of competitively awarded contracts on which we were the incumbent and non-incumbent contractor, respectively.

Existing Contract Profile

  Contract Types

        As of August 31, 2006, we had more than 200 active contractual engagements, each employing one of three types of price structures: cost-plus-fee, time-and-materials or fixed-price.

        Cost-Plus-Fee Contracts.    Cost-plus-fee contracts provide for reimbursement of costs, to the extent that such costs are reasonable, allowable and allocable to the contract, and for the payment of a "fee", which essentially represents the profit margin negotiated between the contractor and the contracting agency. There are three basic types of cost-plus-fee contracts. Cost-plus-fixed-fee contracts provide for a negotiated fee that is fixed at inception and does not vary with actual costs. Cost-plus-award-fee contracts provide for a fee consisting of a base amount fixed at inception and an award amount which varies based on the federal government's evaluation of contractor performance. Cost-plus-incentive-fee contracts provide for an initially negotiated fee that is adjusted based on a formula that provides, within limits, for increases or decreases based on the relationship of total allowable costs to target costs.

        Contracts may require completion of defined tasks or performance of a specific number of hours of service. Our total cost incurred on our cost-plus-fee contracts cannot exceed the funded cost ceiling set forth in the contract without the approval of the agency. If a contracted task has not been completed or the specific number of hours of service have not been performed at the time the authorized cost is expended, we may be required to complete the work and be reimbursed for the additional costs with no increase in fee or the fee may be reduced proportionately to the number of hours actually provided. Even though cost-plus-fee contracts are generally thought to involve a relatively low degree of risk, we try to carefully manage our cost-plus-fee contracts to ensure that they are performed within the estimated cost and that the required work is completed and/or the minimum hours are provided.

        Time-and-Materials Contracts.    Under a time-and-materials contract, our compensation is based on a fixed hourly rate established for specified labor or skill categories. We are paid at the established hourly rates for the hours we expend performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel and other direct costs are reimbursed at actual costs plus an allocation of indirect costs without fee. We make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates. We risk incurring a loss of profitability if our actual costs exceed the costs incorporated into the fixed hourly labor rate.

        Fixed-Price Contracts.    In a fixed-price contract, we must complete the work to receive the price, which is fixed and is not affected by the cost of performance. Thus, if our costs are greater than the price, we will suffer a loss and if our price is greater than the costs, we will realize a profit. Because we agree to accept the cost risk for the contract, there is greater risk involved with performing this type of contract. However, if work is performed or solutions are developed more efficiently than anticipated, there is the possibility of receiving higher profit margins than those typically recognized on cost-plus-fee and time-and-materials contracts.

        The following table summarizes our historical contract mix, measured as a percentage of total revenues, for the periods indicated:

	Fiscal Year Ended March 31,
	2004	2005	2006
Cost-plus-fee	68%	60%	62%
Time-and-materials	12%	11%	20%
Fixed-price	20%	29%	18%

        Our acquisition of Morgan has resulted in a shift in our contract mix toward a greater percentage of time-and-materials contracts, as indicated by the table set forth below:

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2006 (on a pro forma basis)
Cost-plus-fee	62%	56%
Time-and-materials	20%	29%
Fixed-price	18%	15%

        Because the customer usually specifies the type of contract for a particular contractual engagement, we generally do not influence the choice of contract type. However, where we do have the opportunity to influence the contract type, and where customer requirements are clear, we prefer time-and-materials and fixed-price arrangements rather than cost-plus-fee arrangements because time-and-materials and fixed-price contracts, as compared with cost-plus-fee contracts, generally provide greater opportunity for the customer to save money and for us to generate higher margins.

  Contract Vehicles

        We compete for task orders through a variety of arrangements, or contract vehicles, including GWACs, blanket purchase agreements, GSA schedules and agency-specific ID/IQ contracts. For a description of these contract vehicles, see "Government Contracting and Regulations". We hold a number of GWACs, agency-specific ID/IQ contracts and GSA schedule contracts. These are popular contract award methods, offering more flexible, cost-effective and rapid procurement processes.

        The following table identifies our GWACs, GSA schedule contracts and some of our most significant ID/IQ contracts. The period of performance indicated below includes all option years.

Contract Name	Host Agency	Period of Performance(1)	Contract Ceiling Value(2)
AMCOM Express	U.S. Army Aviation and Missile Command	Indefinite(3)	No ceiling
CIO-SP2	National Institute of Health's Information Technology Acquisition and Assessment Center	12/00–12/10	$19.5 billion
ECS III	National Institute of Health's Information Technology Acquisition and Assessment Center	11/02–11/12	$6.0 billion
Seaport-e	Naval Sea Systems Command	4/01–4/10	$39.6 billion
GSA PES	GSA	7/00–7/10	No ceiling
GSA MOBIS	GSA	5/04–5/09	No ceiling
GSA IT	GSA	9/98–8/08	No ceiling
GSA LOGWORLD	GSA	9/03–9/08	No ceiling
GSA Document Imaging	GSA	4/03–4/08	No ceiling
LOGJAMSS	U.S. Army Regional Contracting Center, Atlanta	12/98–6/04(4)	$325.0 million
ITOP II	GSA	1/99–1/06(5)	$10.0 billion
COMMITS NexGen	Department of Commerce	1/05–12/14	$8.0 billion

(1)
Period of performance typically consists of a base period and option years. Task orders may be awarded through the active period of performance of the contracts, although performance may extend beyond the expiration of the period of performance.

(2)
Contract ceiling value represents the maximum amount of contract awards that could be awarded to all contractors, including us, eligible to compete for task orders under the contract vehicle.

(3)
The AMCOM Express contract vehicle has been renewed annually. Task orders can be awarded on a multi-year basis.

(4)
We are continuing to conduct work under LOGJAMSS pursuant to a task order, the term of which extends until December 2008.

(5)
We are continuing to conduct work under ITOP II pursuant to a task order, the term of which extends until September 2007.

Backlog

        We define backlog as the amount of revenues we expect to realize (i) over the remaining base contract performance period and (ii) from the exercise of option periods that we reasonably believe will be exercised, in each case from signed contracts in existence as of the measurement date. We do not include contract ceiling values under GWAC or ID/IQ contracts in our backlog calculation.

        We also do not include in backlog (i) the expected amount of revenues that would be realized if, and when, we were successful in the re-compete of signed contracts in existence as of the measurement date or (ii) the expected amount of revenues that would be realized from future unidentified growth on signed contracts and task orders in existence as of the measurement date.

        We define funded backlog as the portion of our backlog for which funding currently is appropriated and obligated to us under a signed contract or task order by the purchasing agency, or otherwise authorized for payment to us by a customer upon completion of a specified portion of work, less the amount of revenue we have previously recognized under the contract. Our funded backlog does not include the full potential value of our contracts, because Congress often appropriates funds to be used by an agency for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

        As of March 31, 2006, our total backlog was $845.3 million and our funded backlog was $160.9 million. As of June 30, 2006, our total backlog was $833.0 million and our funded backlog was $201.7 million. We expect to recognize revenues from approximately 30.0% of our June 30, 2006, total backlog during the fiscal year ended March 31, 2007.

Partnering

        Strong industry partnerships with leading vendors and other systems integrators provide a valuable source of information regarding new technology trends and techniques. Similar to our approach for managing customer relationships, we designate partnership leads responsible for understanding the product roadmaps of specific technologies and for working closely with vendors such as EMC/Documentum, Oracle, SAP and Sun Microsystems. We seek to utilize the research and development investments of our partners for our customers' benefit. These partnerships enable us to provide significant additional capabilities to our customers, including technology and software services that are not otherwise available directly from us.

Subcontractors

        When we act as a prime contractor, as we typically do, we derive revenue either through our own work or through the efforts of our subcontractors. As part of the contract bidding process, we may enter into teaming agreements with subcontractors to enhance our ability to bid on large, complex assignments or to address more completely a particular customer's requirements. Teaming agreements and subcontracting relationships are useful because they permit us, as a prime contractor, to compete more effectively on a wider range of projects. In addition, we may engage a subcontractor to perform a discrete task on an engagement or a subcontractor may approach us because of our position as a prime contractor. When we are a prime contractor on an engagement, we are ultimately responsible for the overall engagement as well as the performance of our subcontractors.

        We estimate that approximately 26% of our fiscal 2006 revenues generated under our prime contracts are from work performed by subcontractors. As discussed further in "Risk Factors", if our subcontractors fail to satisfy their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

Competition

        Despite consolidation over the past several years, the federal information technology services and solutions industry is comprised of a large number of enterprises ranging from small, niche-oriented companies to multi-billion dollar corporations with a major presence throughout the federal government. Because of the diverse requirements of federal government customers and the highly competitive nature of large federal contracting initiatives, corporations frequently form teams to pursue contract opportunities. Prime contractors leading large proposal efforts select team members on the basis of their relevant capabilities and experience particular to each opportunity. As a result of this competitive situation, companies that are competitors for one opportunity may be team members for another opportunity. Depending on the size, scope and nature of a given project, we may bid against companies of varying sizes and specialties. Our competitors generally include large defense and information technology prime contractors, as well as a number of smaller federal contractors with specialized capabilities. We compete on the basis of our technical abilities, client relationships, past performance, cost containment, reputation and ability to provide quality personnel.

Employees

        As of June 30, 2006, we had approximately 2,300 employees, located in 27 states, Washington, D.C. and eight foreign countries. The depth and breadth of the security clearances held by our employees is instrumental in allowing us to compete for, and work on, classified projects. As of June 30, 2006, approximately 55% of our employees held Secret or Top Secret clearances. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Intellectual Property

        Our solutions are not generally dependent on patent protection. As a result of our acquisition of Morgan, we own eleven patents and have applications outstanding for an additional eleven patents. Our patents expire at various dates from 2017 to 2026. While we believe these patents are valid, we do not consider our business to be dependent on the protection of these patents in any material way.

        We believe that we have a number of trade secrets that contribute to our success and competitive position, and we endeavor to protect the secrecy of this proprietary information. While we believe that retaining continuing protection of our trade secrets and confidential information is important, we are not materially dependent on any specific trade secret or group of trade secrets. We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights. We also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us and restrict the distribution of proprietary information.

Properties

        We lease our office facilities and we do not own any facilities or real estate. We lease approximately 49,100 square feet at 3101 Wilson Boulevard, Arlington, Virginia for our corporate headquarters for a term expiring December 31, 2015. We also lease facilities at approximately 27 additional locations in 13 states. We believe our present facilities are adequate to meet our current and projected needs. Our leases and subleases have various terms primarily ranging from one month to ten years and annual rents ranging from approximately $5,000 to $620,000. We expect to be able to renew each of our leases or to lease comparable facilities on terms commercially acceptable to us.

Legal Proceedings

        From time to time, we are involved in various legal proceedings concerning matters arising in the ordinary course of business. There is no litigation pending that could have a material effect on our financial condition, results of operations or cash flows.

GOVERNMENT CONTRACTING AND REGULATIONS

        The federal government contracting process differs in many ways from commercial contracting, and involves a high degree of government regulation and oversight.

Contracting Processes

        The Competition in Contracting Act of 1984 requires agencies to attain "full and open competition" in selecting companies to perform their contracts. If a federal government agency has a requirement for goods or services, it generally announces its requirements via a "Governmentwide point of entry" located on the Internet. Interested contractors submit information indicating their desire to perform the required services. The agency then solicits competitive proposals or bids from qualified contractors by providing them with a formal request for a proposal, or RFP, for negotiated procurements, or an invitation for bids, or IFB, for sealed bid procurements. The RFP describes the desired services being procured and the basic, required terms and conditions that will form the final agency contract, requesting contractors to submit a detailed proposal addressing both technical qualifications and price. The IFB describes defined goods or services and requires contractors to provide a price only, without proposing technical solutions. In negotiated procurements, the RFP includes the evaluation criteria the agency will use to determine which contractor will be selected for the contract. Offerors then submit proposals in response to the RFP, and the agency evaluates all the proposals, asks for clarifications, and engages in discussions with offerors if necessary. Agencies are encouraged to award negotiated contracts on a "best value" basis. This means that the contractor selected for the award should, in the agency's judgment, provide the greatest overall benefit in response to the requirement, including technical merit, cost and relevant past performance considerations. This process can sometimes take a year or more.

        In some cases, full and open competition is not required. Depending upon the circumstances, contracts can be awarded to us or other contractors on a "sole-source" basis. This can occur when the agency's need for the services is of such an unusual and compelling urgency that the United States would be seriously injured unless the agency is permitted to limit the number of sources from which it solicits bids or proposals. A contract can also be awarded to a contractor on a sole-source basis when the services needed by the agency are available from only one responsible source or only from a limited number of responsible sources and no other type of services will satisfy the needs of the agency. From time to time, we are awarded contracts on a sole-source basis.

        In recent years, several statutory and regulatory changes have significantly altered government procurement practices, increasing the number of procurement "vehicles" available to government customers to satisfy their requirements. Federal government agencies are now more likely to use flexible contract vehicles that permit a number of firms to compete for specific orders. The GSA Multiple Award Schedules Program, or MAS, is an example of a flexible contract vehicle employed by the federal government. The GSA contracts with multiple vendors to provide for the sale of information technology products and services, at predetermined prices, to authorized buyers. Those contracts involve services that are provided at fixed labor rates and individual agencies may place orders, receive services, and make payments directly to contractors under the GSA MAS contracts. Before placing an order, ordering offices are required to consider reasonably available information about the services offered under GSA MAS contracts by using "GSA Advantage!", an online ordering system that allows agencies to search through all GSA sources of supply and select the item that meets their requirements, or by reviewing catalogs and pricelists of at least three schedule contractors. In addition, the Department of Defense recently amended its procurement regulations to require contracting officers to provide fair notice of the intent to make a purchase exceeding $100,000 under a multiple award schedule to several, and often all, contractors offering the required services under the multiple award contract in question and to afford all contractors responding to such notice a fair opportunity to submit an offer and have that offer fairly considered.

        In addition to the MAS Program, we also hold multiple award contracts with individual agencies called ID/IQ contracts. ID/IQ contracts, also known as task order contracts, are essentially umbrella contracts that set forth the basic terms and conditions under which the agency may order goods and services from one, and in some cases more than one, contractor. Typically, these contracts will also specify the labor or skill categories that the government agency believes are necessary to perform the necessary contract work and may also specify the labor rates applicable for each contract labor and/or skill category. Federal law establishes a preference for multiple award ID/IQ contracts. ID/IQ contracts do not obligate the federal government to purchase goods or services above the minimum levels set forth in the contract. When task orders are issued under multiple award ID/IQ contracts, each awardee should be given a fair opportunity to be considered for the task order. The agency desiring contract services will conduct a limited best value competition among the interested awardees, resulting in the issuance of a task order to a single contractor.

        A task order calls for a specific set of services to be delivered by the contractor to a particular customer agency. In our experience, the key factors in bidding successfully for these task orders are technical abilities, client relationships, past performance, cost containment, reputation and ability to provide quality personnel. It has also been our experience that after winning a task order and providing the requested services, we will often receive successive task orders from the same agency for follow-on services as long as our customer is satisfied with our work. From time to time we are also party to government-wide acquisition contracts, or GWACs, which are ID/IQ contracts that permit the aggregation of the requirements of multiple agencies in a single contract. This type of contract is intended to encourage contractors to offer the best possible prices and to reduce the costs associated with multiple acquisitions.

Laws and Regulations Affecting Our Business

        Federal government contracts are subject to a number of federal statutes and regulations, including the Federal Acquisition Regulation, or FAR, and agency supplements to the FAR. The FAR contains several regulations that affect us significantly.

        The Anti-Deficiency Act prohibits federal government employees from committing government funds by contract or otherwise, in excess or in advance of appropriations, unless authorized by a specific statute. Thus, work on our contracts may be limited by the availability of funds. Because Congress usually appropriates funds on a fiscal year basis, many of our contracts are incrementally funded by the agency as Congress makes appropriations for future fiscal years. In addition, the federal government uses FAR clauses, such as the Limitation of Cost and Limitation of Funds clauses, prescribed by FAR Subpart 32.7, to limit its liability arising from its employees involving the federal government in expenditures or liabilities beyond those authorized by contract. In many cases, contracts are awarded for only one year, with a number (often four) of successive option years.

        Disappointed bidders and firms excluded from competition for federal government contracts and task orders can avail themselves of FAR and General Accountability Office bid protest remedies by submitting an objection to the contracting officer or General Accountability Office within specified time limits. The U.S. Court of Federal Claims also has bid protest jurisdiction. Contract performance can be suspended while a protest is pending and the contract can be terminated if found to have been improperly awarded.

        Larger contracts may also be subject to the Truth in Negotiations Act and Cost Accounting Standards. The Truth in Negotiations Act requires us to provide current, accurate and complete cost or pricing data in connection with the negotiation of a contract, modification or task order. Cost Accounting Standards require consistency of accounting practices over time and compliance with specific cost accounting criteria. FAR Part 31, "Contract Cost Principles, and Procedures", sets forth the rules regarding the allowability and allocability of costs incurred in connection with cost-plus-fee federal government contracts. Similarly, GSA MAS contracts contain a price adjustment clause that allows the GSA to demand a refund, make a forward price adjustment or terminate a contract for default if a contractor provided inaccurate or incomplete data to the GSA during the contract negotiation process.

        The FAR Changes Clause, prescribed by FAR Subpart 43.2, permits a contracting officer to make unilateral changes within the general scope of a contract at any time, by written order, in a number of contract areas. If a change under this clause causes an increase or decrease in the estimated cost of, or the time required for, performance of any part of the work under a changed contract, or otherwise affects any other terms and conditions of this contract, the contracting officer must make an equitable adjustment in the contract price or estimated cost, the delivery or completion schedule, the amount of any fixed fee and other affected terms of the contract. In the event that the contractor and the government fail to agree upon such an adjustment, the contractor is obligated to perform the contract as changed pending resolution of the dispute.

        The federal government tries to avoid awarding contracts to companies that may have an organizational conflict of interest, or OCI. FAR Subpart 9.5 describes the situations that may result in an OCI and provides guidance to contracting officers in order to avoid or mitigate an actual or potential OCI. An OCI involves a situation that arises or might arise because the nature of the work to be performed by a contractor may, absent some restriction on future activities, result in an unfair competitive advantage to the contractor, impair the contractor's objectivity in performing the contract work or make the contractor potentially unable to render impartial assistance or advice to the federal government. The contracting officer is responsible for resolving any significant potential OCIs before a contract award is made. These types of restrictions may restrict our ability to obtain additional work related to certain tasks that we currently perform or performed in the past.

        To the extent that we fail to comply with procurement requirements, the federal government may demand an adjustment in contract prices or costs. In addition, changes in cost accounting practices are subject to a required procedure for determining the cost impact of the change. The federal government is generally protected from paying increased costs resulting from a contractor's accounting changes.

        Our books and records are subject to audit by the DCAA and other audit agencies, to ensure that the costs and hourly rates for which we invoice the federal government under cost-plus-fee and time-and-materials contracts are in compliance with the Cost Accounting Principles, Cost Accounting Standards and FAR Cost Principles and Procedures and are otherwise in compliance with contract requirements. These audits can result in adjustments to contract costs and fees, as well as penalties and interest costs. The federal government retains a portion of the fee earned by us under cost-plus-fee contracts until contract completion and audit by the DCAA or other audit agencies. Our incurred cost submissions have been audited by the DCAA through December 31, 2004, for Morgan, through March 31, 2004, for Stanley, through March 31, 2003, for CCI and GCI, and through December 31, 2002, for FSC. Costs for which Morgan was reimbursed after December 31, 2004, costs for where Stanley was reimbursed after March 31, 2004, costs for which CCI and GCI were reimbursed after March 31, 2003, and costs for which FSC was reimbursed after December 31, 2002, may be subsequently disallowed upon the completion of future audits. In addition, non-audit review by the federal government may still be conducted on all of our government contracts. Furthermore, our GSA MAS work is subject to audit by the GSA Inspector General to ensure that we are in compliance with the provisions in our GSA MAS contracts.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information concerning our directors and executive officers as of October 1, 2006:

Name	Age	Position
Philip O. Nolan	47	Chairman, President and Chief Executive Officer
George H. Wilson	49	Executive Vice President for Strategic Operations and Director
Gregory M. Denkler	47	Senior Vice President of Operations
William E. Karlson	46	Senior Vice President, Outsourcing Solutions Division and Director
Christopher J. Torti	38	Senior Vice President of Mergers and Acquisitions
Michael A. Zaramba	41	Senior Vice President and Chief Strategy Officer
Scott D. Chaplin	39	General Counsel
Brian J. Clark	35	Chief Financial Officer
Lawrence A. Gallagher	67	Director
James C. Hughes	62	Director
John P. Riceman	65	Director
General Jimmy D. Ross, USA (Ret.)	70	Director
Lt. General Richard L. Kelly, USMC (Ret.)	58	Director
Charles S. Ream	62	Director

        Philip O. Nolan has been our chief executive officer and a member of our board of directors since 2002 and our president since 1996. In 2006, he became Chairman of our board of directors. From 1989 to 1995, Mr. Nolan served in various capacities, including program manager, general manager, treasurer, secretary and vice president. Prior to joining our company in 1989, Mr. Nolan served on active duty in the U.S. Navy from 1981 to 1988, most recently as Deputy Program Manager for Weapons Integration for the Submarine Launched Cruise Missile Project. Mr. Nolan remained an active member of the U.S. Navy Reserve following his release from active duty until his retirement in December 2005. Mr. Nolan received a B.S. in physics from the U.S. Naval Academy, an M.S.E. in engineering management from the Catholic University of America and a J.D. from George Washington University.

        George H. Wilson has been our executive vice president for strategic operations since April 2001. He has served as a member of our board of directors since July 2000. Prior to joining our company in April 1989, Mr. Wilson served on active duty as an officer in the U.S. Navy submarine force from 1979 to 1986, worked as a program manager at EG&G, and as a systems engineer at McDonnell Douglas Corporation. Since joining our company Mr. Wilson has served as program manager, director of systems integration, and vice president of corporate development. Mr. Wilson currently leads our sales and marketing efforts. Mr. Wilson received a B.S. degree in electrical engineering from the U.S. Naval

Academy and an MBA in management of science, technology and innovation from George Washington University.

        Gregory M. Denkler has been our senior vice president of operations since April 2003. From April 2000 to March 2003, Mr. Denkler was our vice president and general manager of the information technology and business systems division. Prior to joining our company in 1989, Mr. Denkler served on active duty in the U.S. Navy from 1981 to 1988, most recently as test and evaluation director for submarine weapon systems at the Naval Sea Systems Command. Mr. Denkler received a B.S. in oceanography from the U.S. Naval Academy and an MBA from the Virginia Polytechnic Institute and State University.

        William E. Karlson has been our senior vice president of outsourcing solutions division since April 2002. From 1995 to 2002, Mr. Karlson served as vice president of the outsourced solutions division and of the corporate division. He has been a member of our board of directors since 1996 and acted as Secretary of the Board until February 2006. Prior to joining our company in 1984, Mr. Karlson was an officer on deep-sea tractor tugboats for Faustug Marine from 1982 to 1983. Mr. Karlson has a B.S. degree in marine engineering and marine transportation from the U.S. Merchant Marine Academy and an M.S. in software systems engineering from George Mason University.

        Christopher J. Torti has been our senior vice president of mergers and acquisitions since 2001. Mr. Torti joined our company in 1990. From 1990 to 1999, Mr. Torti served in various capacities, including as director of contracts and vice president of contracts and pricing. Mr. Torti received a B.S. in business administration from Clemson University and a masters certification in government contract management from the University of Virginia.

        Michael A. Zaramba has been our chief strategy officer since April 2006. Mr. Zaramba joined our company in 1992. From 2001 to 2006 he served as our Chief Financial Officer, from 1996 to 2001 as our controller and from 1992 to 1996 as a senior accountant. From 1989 to 1992, Mr. Zaramba was employed as a ship manager by MSO, Inc., a newly formed company that operated oceanographic ships pursuant to a contract with the U.S. Navy. From 1992 through 1996, Mr. Zaramba cooperated with the U.S. Attorney's office in connection with the investigation and prosecution of MSO, Inc. and several of its officers and employees relating to the submission of incomplete or incorrect time sheets to the U.S. Navy in late 1989 and early 1990. In connection with the investigation, Mr. Zaramba entered a plea of guilty in 1993 to a single count of misprision of felony, resulting in a fine of $500 and a period of two years probation. Mr. Zaramba holds a B.S. in management/industrial engineering from the Worcester Polytechnic Institute and an MBA from the University of Maryland.

        Scott D. Chaplin joined Stanley as general counsel in November 2005 and was appointed as Secretary of the Board of Directors in February 2006. Prior to joining Stanley, he served as Vice President and General Counsel of BAE Systems Information Technology and prior to that as Vice President and General Counsel of DigitalNet Government Solutions. From 1996 to 1997, Mr. Chaplin practiced at Reed Smith in Washington, D.C. and from 1997 to 1999 at Morgan Lewis & Bockius in Washington, D.C. He also served as Judicial Clerk to the Honorable Marian Horn, Judge, United States Court of Federal Claims, Washington, D.C. Mr. Chaplin received a J.D. from American University and a B.A. from the University of Massachusetts at Amherst.

        Brian J. Clark joined Stanley as chief financial officer in April 2006. Prior to joining Stanley, he held various executive positions at Titan Corporation from 2001 to 2006, most recently as Vice President and Corporate Controller. Prior thereto he had been Titan's Vice President of Strategic Transactions where he managed the company's mergers and acquisitions program, as well as divestitures, equity joint ventures and other strategic transactions. From 1996 to 2001, he held various positions at Arthur Andersen LLP, a public accounting firm, most recently as a Senior Manager. From

1994 to 1996, he held various positions at Deloitte & Touche LLP, a public accounting firm, most recently as a senior staff accountant. Mr. Clark holds a B.S. in Accounting from Virginia Polytechnic Institute and State University and is a Certified Public Accountant.

        Lawrence A. Gallagher has been a member of our board of directors since 1996, following his retirement as our chief executive officer, a position he held since 1994, and served as the Chairman of our board of directors from 1996 to 2006. Prior to joining our company in 1985, Mr. Gallagher was a career naval officer. Mr. Gallagher received a B.A. in sociology from St. Benedict's College, an M.S. in management from the Naval Post Graduate School and an M.S. in transportation management from the Navy Transportation School.

        James C. Hughes has been a member of our board of directors since 2000. He has 24 years of experience as a senior executive and general counsel with government contracting and commercial companies. Mr. Hughes is currently the Chief Corporate Services Officer of INOVA Health Systems. He is the former President and Chief Executive Officer of C3, Inc., has twelve years of senior management and leadership experience with BDM International, Inc. and is a former partner of Dickstein, Shapiro and Morin. Mr. Hughes received a B.A. from the College of Arts and Sciences at Rutgers University, an M.A. from the College of Business and Public Administration at the University of Maryland and a J.D. from the University of Maryland.

        John P. Riceman has been a member of our board of directors since 2000. He has 27 years of experience as a senior executive and manager serving in key operating, marketing, financial, and administrative roles in growth-oriented professional services companies. Mr. Riceman has served as Chief Operating Officer of Integrated Microcomputer Systems, Inc. and C3, Inc., both government contracting information technology companies. He also has fifteen years of senior management and leadership experience with BDM International, Inc. Mr. Riceman received a B.S. in engineering from the U.S. Military Academy and an M.S. in Operations Research from the U.S. Naval Postgraduate School.

        General Jimmy D. Ross, USA (Ret.) has been a member of our board of directors since 2001. He was a U.S. Army military officer for 36 years and retired as a four-star General in 1994. General Ross' last active duty assignment was as Commander of the United States Army Materiel Command in Alexandria, Virginia—a worldwide command of 95,000 military and civilian personnel and 126 different organizations. Following his military retirement, General Ross served as an executive with the American Red Cross and is currently a consultant to Cypress International. General Ross is also a member of the board of directors of VSE Corporation. General Ross received a B.S.E. from Henderson State University and an M.A. in business management from Central Michigan University. He is also a graduate of the Industrial College of the Armed Forces, the U.S. Army Command and General Staff College, the U.S. Army Transportation Advanced Officer Course and the Basic Infantry Officer Course.

        Lt. General Richard L. Kelly, USMC (Ret.) has been a member of our board of directors since 2005. General Kelly was a U.S. Marine Corps officer for 35 years and retired as a Lieutenant General. General Kelly's last active duty assignment was Deputy Commandant (Installations and Logistics). General Kelly is currently the Research Chair for LMI Government Consulting, a member of the board of Cascade Design, Inc., a member of the Penn State Smeal Business School Board of Visitors, and an Executive Fellow at the Institute for Defense and Business, Chapel Hill, NC. General Kelly received a B.A. in History from Pennsylvania State University, a B.A. in Economics and Business Administration from Chapman College, and an M.B.A. from Pepperdine University. He is also a graduate of the Industrial College of the Armed Forces, the Navy Executive Business Course, the Institute for Defense and Business Advanced Program in Logistics and Technology, and Leadership at the Peak, which is sponsored by the Center for Creative Leadership.

        Charles S. Ream joined our board of directors in 2006. Mr. Ream was Executive Vice President and Chief Financial Officer of Anteon International Corporation from April 2003 to June 2006. From October 2000 to December 2001, he served as Senior Vice President and Chief Financial Officer of Newport News Shipbuilding, Inc. From January 1998 to September 2000, Mr. Ream served as Senior Vice President, Finance of Raytheon Systems Company. From January 1994 to December 1997, he served as Chief Financial Officer of Hughes Aircraft Company. Prior to joining Hughes, Mr. Ream was a Partner with Deloitte & Touche LLP. Mr. Ream is also a member of the board of directors of DynCorp International, Inc. and Stewart and Stevenson, Inc. Mr. Ream received a B.S. in accounting and a M.Ac. from the University of Arizona and is a Certified Public Accountant.

Composition of the Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of nine members, five of whom are independent directors under applicable SEC rules and the listing standards of the New York Stock Exchange.

Committees of the Board of Directors

        Our board of directors conducts its business through three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Our audit committee, our compensation committee and our nominating and corporate governance committee are composed entirely of independent directors.

  Audit Committee

        Our audit committee consists of Mr. Riceman, Mr. Ream and Lt. General Kelly, all of whom have been determined by our board of directors to be independent directors according to the rules and regulations of the SEC and the New York Stock Exchange. In addition, Mr. Riceman and Mr. Ream have been determined by our board of directors to be "audit committee financial experts", as such term is defined in the rules and regulations of the SEC. The audit committee has responsibility for, among other things:

  •
  retaining, compensating, overseeing and terminating any registered public accounting firm in connection with the preparation or issuance of an audit report, and approving all audit services and any permissible nonaudit services provided by the independent auditors;

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  receiving direct reports from any registered public accounting firm engaged to prepare or issue an audit report;

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  reviewing and discussing annual audited and quarterly unaudited financial statements with management and the independent auditors;

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  reviewing with the independent auditor any audit problems and management's response;

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  discussing earnings releases, financial information and earnings guidance provided to analysts and rating agencies;

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  periodically meeting separately with management, internal auditors and the independent auditors;

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  establishing procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters;

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  obtaining and reviewing, at least annually, an independent auditors' report describing the independent auditors' internal quality-control procedures and any material issues raised by the most recent internal quality-control review of the independent auditors or any inquiry by governmental authorities;

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  setting hiring policies for employees or former employees of the independent auditors;

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  retaining independent counsel and other outside advisors, including experts in the area of accounting, as it determines necessary to carry out its duties; and

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  reporting regularly to our full board of directors with respect to any issues raised by the foregoing.

        The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

        Our board of directors has adopted a written charter for the audit committee, which is available on our website.

  Compensation Committee

        Our compensation committee consists of Mr. Hughes, Mr. Ream, General Ross and Lt. General Kelly, all of whom have been determined by our board of directors to be independent directors according to the rules and regulations of the SEC and the New York Stock Exchange. The compensation committee has responsibility for, among other things:

  •
  reviewing key employee compensation policies, plans and programs;

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  reviewing and approving the compensation of our chief executive officer and the other executive officers of the company and its subsidiaries;

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  reviewing and approving any employment contracts or similar arrangements between the company and any executive officer of the company;

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  reviewing and consulting with our chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

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  administering our stock plans, incentive compensation plans and any such plans that the board may from time to time adopt and exercising all the powers, duties and responsibilities of the board of directors with respect to such plans.

        Our board of directors has adopted a written charter for the compensation committee, which is available on our website.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Mr. Riceman, Mr. Hughes and General Ross, all of whom have been determined by our board of directors to be independent directors according to the rules and regulations of the SEC and the New York Stock Exchange. The nominating and corporate governance committee has responsibility for, among other things:

  •
  recommending to our board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

  •
  making recommendations to the board of directors regarding corporate governance matters and practices.

        Our board of directors has adopted a written charter for the corporate governance and nominating committee, which is available on our website.

  Compensation Committee Interlocks and Insider Participation

        None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee (or any other committee serving a similar function) of any other entity of which an executive officer is expected to serve as a member of our compensation committee.

Codes of Conduct and Ethics and Corporate Governance Guidelines

        Our board of directors has adopted (1) a code of ethics applicable to our directors, officers and employees, (2) a code of business conduct and ethics applicable to our directors and executive officers and (3) corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. Each of these codes of ethics and conduct and the corporate governance guidelines is available on our website.

Director Compensation

        Directors who are also our employees do not receive additional compensation for service on our board of directors. Therefore, Mr. Hughes, Mr. Riceman, General Ross, Lt. General Kelly and Mr. Ream are currently the only directors who receive compensation for their services as directors. All directors receive reimbursement of travel and lodging expenses incurred in connection with their attendance at board functions. They each receive, on an annual basis, a grant of restricted shares of our common stock with a fair market value as of the date of grant equal to $34,000. In addition, in each of 2004 and 2005, Mr. Hughes, Mr. Riceman, General Ross and Lt. General Kelly received options to purchase, at the then most recently appraised fair market value, a number of shares of our common stock having an aggregate fair market value of $100,000 at the time of grant, with a one year vesting period.

        We expect that after consummation of this offering, our board of directors will adopt a revised director compensation policy providing for annual compensation for each of our non-employee directors.

Executive Compensation

        The following table sets forth information concerning the compensation of our chief executive officer and certain other executive officers for the fiscal year ended March 31, 2006.

Summary Compensation Table

	Annual Compensation		Long Term Compensation
Name and Principal Position	Salary	Bonus	Restricted Stock Awards(3)	Securities Underlying Options/SARS(4)	All Other Compensation
Philip O. Nolan, President and Chief Executive Officer	$270,000	$349,920	$253,400	—	$18,510	(5)
George H. Wilson Executive Vice President for Strategic Operations	$197,583	$169,567	$152,040	—	$15,433	(6)
Gregory M. Denkler Senior Vice President of Operations	$183,333	$148,461	$190,050	—	$14,967	(7)
Michael A. Zaramba Senior Vice President and Chief Strategy Officer	$176,000	$119,740	$190,050	—	$14,950	(8)
Christopher J. Torti Senior Vice President of Mergers and Acquisitions	$166,417	$140,784	$190,050	—	$13,667	(9)
Lawrence A. Gallagher Chairman of the Board	$150,000	—	—	—	$12,492	(10)
Brian J. Clark(1) Chief Financial Officer	—	—	—	—	—
Scott D. Chaplin(2) General Counsel	$86,326	—	—	15,000	—

(1)
Mr. Clark began employment in April 2006 at an annual salary of $230,000.

(2)
Mr. Chaplin began employment in November 2005 at an annual salary of $215,000.

(3)
Amounts set forth in the restricted stock award column represent the grant-date value of time-based restricted shares that were granted to Mr. Nolan, Mr. Wilson, Mr. Denkler, Mr. Zaramba and Mr. Torti. Because all of these awards are restricted stock trust awards, these restricted shares would not receive any dividends that we may pay, except for dividends paid in shares of our common stock. See "—Stock Incentive Plans—Executive Deferred Compensation and Equity Incentive Plan". The vesting schedule for these restricted shares is 20% in May 2006, 20% in May 2007, 20% in May 2008, 20% in May 2009 and 20% in May 2010. The total numbers of restricted shares granted to these executive officers during the fiscal year ended March 31, 2006, which gives effect the 30-for-1 stock split that took effect on September 12, 2006, are as follows: Mr. Nolan, 60,000; Mr. Wilson, 36,000; Mr. Denkler, 45,000; Mr. Zaramba, 45,000; and Mr. Torti, 45,000. The aggregate numbers of restricted shares and their value, based on the 2006 fiscal year-end appraised value, and held on March 31, 2006, by these executive officers, and which gives effect to the 30-for-1 stock split that took effect on September 12, 2006, are as follows: Mr. Nolan, 234,060 shares with an aggregate value of $1,764,812; Mr. Wilson, 196,350 shares with an aggregate value of $1,480,479; Mr. Denkler, 143,700 shares with an aggregate value of $1,083,498; Mr. Zaramba, 154,080 shares with an aggregate value of $1,161,763; and Mr. Torti, 143,460 shares with an aggregate value of $1,081,688. None of Mr. Gallagher, Mr. Clark or Mr. Chaplin were granted any restricted shares during the fiscal year ended March 31, 2006, or held any restricted stock on March 31, 2006.

(4)
These options were granted on November 7, 2005, and will vest and become exercisable upon the consummation of this offering. The number of shares gives effect to the 30-for-1 stock split that took effect on September 12, 2006.

(5)
Consists of $7,154, which represents the value of shares of common stock contributed by us to our Employee Stock Ownership Plan, or ESOP, and allocated to Mr. Nolan's account, $11,252 in matching contributions to our 401(k) plan and $104 in split life insurance premiums paid on the behalf of Mr. Nolan.

(6)
Consists of $7,154, which represents the value of shares of common stock contributed by us to our ESOP and allocated to Mr. Wilson's account, and $8,279 in matching contributions to our 401(k) plan.

(7)
Consists of $7,154, which represents the value of shares of common stock contributed by us to our ESOP and allocated to Mr. Denkler's account, and $7,813 in matching contributions to our 401(k) plan.

(8)
Consists of $7,154, which represents the value of shares of common stock contributed by us to our ESOP and allocated to Mr. Zaramba's account, and $7,796 in matching contributions to our 401(k) plan.

(9)
Consists of $7,154, which represents the value of shares of common stock contributed by us to our ESOP and allocated to Mr. Torti's account, and $6,513 in matching contributions to our 401(k) plan.

(10)
Consists of $5,835, which represents the value of shares of common stock contributed by us to our ESOP and allocated to Mr. Gallagher's account, and $6,657 in matching contributions to our 401(k) plan.

Option Grants in Last Fiscal Year

        The following table provides certain information regarding options granted during the fiscal year ended March 31, 2006, to the executive officers named in the Summary Compensation Table above.

Option/SAR Grants in Last Fiscal Year

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options/SARs Granted			% of Total Options/SARs Granted to Employees in Fiscal Year
Exercise or Base Price ($/Sh)
Name			Date of Grant				Expiration Date
								5% ($)	10% ($)
Philip O. Nolan	—		—	—	—		—	—	—
George H. Wilson	—		—	—	—		—	—	—
Gregory M. Denkler	—		—	—	—		—	—	—
Michael A. Zaramba	—		—	—	—		—	—	—
Christopher J. Torti	—		—	—	—		—	—	—
Lawrence A. Gallagher	—		—	—	—		—	—	—
Brian J. Clark	—		—	—	—		—	—	—
Scott D. Chaplin	15,000	(2)	11/7/05	3.36%	$5.50	(2)	11/7/15	$60,191	$144,712

(1)
The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the Securities and Exchange Commission and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the stock price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(2)
Gives effect to the 30-for-1 stock split that took effect on September 12, 2006.

Exercise of Stock Options

        The following table shows aggregate amounts of outstanding options to purchase equity interests in us that were exercised during the fiscal year ended March 31, 2006, and aggregate amounts of outstanding options to purchase equity interests in us that were held at March 31, 2006, by the executive officers named in the Summary Compensation Table above.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

				Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)(2)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(1)
Name	Shares Acquired On Exercise(#)		Value Realized ($)
				Exercisable	Unexercisable(3)	Exercisable	Unexercisable(3)
Philip O. Nolan	—		—	528,480	54,000	$3,461,527	$267,372
George H. Wilson	18,000	(2)	$92,148	240,000	42,000	$1,483,516	$194,320
Gregory M. Denkler	—		—	116,520	42,000	$706,542	$194,320
Michael A. Zaramba	—		—	69,600	42,000	$388,132	$194,320
Christopher J. Torti	—		—	112,920	42,000	$684,596	$194,320
Lawrence A. Gallagher	—		—	24,000	—	$137,377	—
Brian J. Clark	—		—	—	—	—	—
Scott D. Chaplin	—		—	—	15,000	—	$30,580

(1)
Calculated by determining the difference between the appraised value at fiscal year-end for the common stock underlying the options and the exercise prices of the options.

(2)
Gives effect to the 30-for-1 stock split that took effect on September 12, 2006.

(3)
All options that were unexercisable at fiscal year-end will become exercisable upon consummation of this offering.

Long-Term Incentive Plan Awards

        No long-term incentive awards were granted to the executive officers named in the Summary Compensation Table in the fiscal year ended March 31, 2006.

Change in Control and Severance Agreement

        We are not a party to any employment agreements, but we have entered into a Change in Control and Severance Agreement with Brian J. Clark. Mr. Clark commenced employment as our Chief Financial Officer on April 1, 2006. The agreement became effective on March 20, 2006, and will terminate on the second anniversary of its effective date.

        Pursuant to the agreement, Mr. Clark may become entitled to receive either a severance payment or a change in control payment. Mr. Clark will be eligible for a severance payment of $250,000 if his employment is terminated by us during the term of the agreement for any reason other than cause (as defined in the agreement). Mr. Clark's eligibility for severance is conditioned upon his execution of a release of claims against us. Mr. Clark will not be entitled to receive the severance payment in the event of an involuntary termination of his employment as a result of a change in control of Stanley (as defined in the agreement).

        In the event of a change in control of Stanley during the term of the agreement, Mr. Clark will be eligible to receive a payment of $500,000. The consummation of this offering will not be considered a change in control of Stanley for purposes of the agreement.

Stock Incentive Plans

  1995 Stock Incentive Plan, as amended

        We adopted our 1995 Stock Incentive Plan, or the 1995 Plan, to offer our employees and non-employee directors who contribute materially to our success additional incentives and encouragement to remain in our service by increasing their personal participation in our company through stock ownership.

        The 1995 Plan terminated by its terms on December 13, 2005. While no additional stock options may be granted under the 1995 Plan, as of August 31, 2006, there were stock options to purchase approximately 1,235,700 shares of our common stock outstanding under the 1995 Plan at a weighted average exercise price of $1.12 per share, of which 1,229,760 are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code (the foregoing share numbers and exercise price give effect to the 30-for-1 stock split that took effect on September 12, 2006, or the "stock split").

        Types of Awards.    The 1995 Plan provides for the grant of ISOs and nonqualified stock options, or NSOs.

        Plan Administration.    The 1995 Plan is administered by our board of directors, which has the right to delegate any and all of its powers under the 1995 Plan to a committee of our board comprised of no fewer than three members. The board has the authority and discretion to adopt and revise such rules and regulations as it deems necessary for the administration of the 1995 Plan and to determine the employees or non-employee directors to be granted stock options, the times at which stock options will be granted, the exercise price of each stock option, the number of shares subject to each stock option, the vesting schedule of stock options, the method of payment for shares acquired upon the exercise of stock options and the expiration dates of the stock options.

        Terms of Stock Options.    Each stock option is evidenced by a written agreement between us and the optionee, which sets forth (1) the number of shares subject to the stock option, (2) the exercise price, vesting schedule and expiration date of the stock option, (3) the method of payment of the stock option exercise price, (4) whether the stock option is an ISO or an NSO and (5) any additional provisions (not inconsistent with the 1995 Plan) as the board may prescribe.

        Stock options vest and become exercisable either immediately or over a period of up to ten years following the grant date. All of the options outstanding under the 1995 Plan have vested. All terms and conditions of all grants of ISOs are subject to Section 422 of the Code and the regulations promulgated thereunder. The exercise price of a stock option may be paid with cash or, if approved in advance by our board, may be paid with previously issued shares of our common stock having a fair market value equal to the cash exercise price, or payment of the exercise price may be deferred in accordance with the 1995 Plan.

        Each stock option expires on the date set forth in the award agreement, provided that (1) each stock option will expire not later than the tenth anniversary after the date it was granted and (2) each ISO granted to any person who owns stock possessing more than 10% of our total combined voting power will expire not later than five years after it is granted. However, if an optionee's employment or service on the board is terminated for any reason before the expiration date set forth in the award agreement, any stock options held by the optionee will terminate on the date the optionee's employment or service is terminated except that the portion of the stock option that is vested as of the date of such termination of employment or service will be exercisable for a period of 60 days following termination or, if employment or service is terminated due to the optionee's death or disability, for a period ending no later than one year following the date of death or the onset of such disability. Stock options granted under the 1995 Plan may not be transferred, except by will or the laws of descent and distribution.

        Transfer Restrictions on Shares Issued Pursuant to the 1995 Plan.    The shares received upon the exercise of stock options granted under the 1995 Plan are subject to certain transfer restrictions that will lapse upon the consummation of this offering.

  Executive Deferred Compensation and Equity Incentive Plan

        We adopted our Executive Deferred Compensation and Equity Incentive Plan, or the 2002 Plan, to retain personnel of experience and ability in our employ or on our board and to compensate them for their contributions to our growth and profits and thereby induce them to continue to make such contributions in the future.

        Types of Awards.    Awards under the 2002 Plan may consist of (1) promises to pay cash, which may be an amount fixed at the time of grant or performance-based, (2) restricted stock awards, (3) restricted stock trust awards (which consist of restricted stock awards issued to a trust as described below) and (4) stock options. Stock options may be issued as ISOs or NSOs. ISOs may be issued only to employees of Stanley or a subsidiary. As of August 31, 2006, there were a total of approximately 314,370 unvested restricted stock awards under the 2002 Plan, and a total of 1,358,700 vested and unvested restricted stock trust awards outstanding under the 2002 Plan (the foregoing award numbers and the award numbers in the following sentence give effect to the stock split that took effect on September 12, 2006). Pursuant to the terms of the awards, 313,650 of the unvested restricted stock awards and 1,084,440 of the unvested restricted stock trust awards will automatically vest upon the consummation of this offering. As of August 31, 2006, there were stock options to purchase approximately 1,740,360 shares of our common stock outstanding under the 2002 Plan at a weighted average exercise price of $5.69 per share, of which 1,729,200 are intended to qualify as ISOs (each of the foregoing share numbers and the exercise price give effect to the stock split that took effect on September 12, 2006).

        Plan Administration.    The 2002 Plan is administered by our board or a committee of our board consisting of no fewer than three members. The committee has the authority to determine which employees will receive awards, the amount of cash subject to awards, the number of shares of restricted stock, restricted stock trust awards or stock options that are to be awarded to each such individual, the purchase price or exercise price, if any, of the award and the vesting criteria for the award. The committee may make recommendations to our board for awards to non-employee directors. The recommendations will include the amount of cash subject to awards, the number of shares of restricted stock, restricted stock trust awards or NSOs that are to be awarded to each such non-employee director, the purchase price or exercise price, if any, of the award and any vesting criteria for the award. Awards to non-employee directors will be made by our board.

        Shares Available for Awards.    The maximum number of shares that may be delivered pursuant to awards under the 2002 Plan, including shares issuable pursuant to stock options, will not exceed 15,000,000 (which number gives effect to the stock split that took effect on September 12, 2006). Shares available under the 2002 Plan may be authorized but unissued shares or treasury shares. In the event of certain corporate changes in our common stock, the number and kind of shares that remain available for awards (and that are subject to outstanding awards), and the exercise price of outstanding stock options, will be appropriately adjusted by the committee to reflect such action to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2002 Plan. Upon the repurchase of shares by us under the 2002 Plan, or the expiration or termination of unexercised stock options, the repurchased shares or the shares subject to unexercised stock options will become available for grant under the 2002 Plan.

        Eligible Participants.    Any key employee of Stanley or any subsidiary (including officers and directors) will be eligible to receive awards, and any non-employee director of Stanley or any subsidiary will be eligible to receive awards (other than ISOs), pursuant to the 2002 Plan.

        Conditions to Vesting.    The committee may, in its discretion, impose vesting conditions of any nature on awards, including, but not limited to, continued employment for a specific period or the achievement of other performance objectives.

        Award Agreements.    Each award will be evidenced by a written agreement between us and the participant, setting forth the terms and conditions of the award in the form prescribed by the committee.

        Cash Awards.    A cash award is a promise to deliver an amount in cash upon a participant's termination of employment. The amount payable may be fixed at the time of grant or may vary based upon achievement of performance goals. The committee, in its discretion, may provide that cash awards will be deemed to accrue interest until paid, in which case the interest will become part of the cash award. Unless otherwise set forth in an award agreement, the rate of such interest will be equal to the prime rate on the date of the award. Any vested cash award is paid to the participant by the first day of the month beginning at least 27 days after termination of employment, provided that in the case of a cash award in excess of $50,000, the award (including interest accrued following termination of employment) will be paid in equal quarterly installments of not more than $12,500 each. The committee, in its discretion, may accelerate those installments. Cash awards are unfunded, unsecured promises to make future payments, and a participant has the status of a general unsecured creditor with respect to the participant's cash award.

        Restricted Stock Awards.    Upon a grant of restricted shares, the shares are transferred to the participant, and a certificate for such shares is issued in the name of the participant. The restricted shares so issued constitute outstanding shares of our common stock for all corporate purposes and, following issuance, the participant is a stockholder of all the shares represented by the certificate. The certificates remain in our custody or, if the committee so determines, with an escrow agent designated by the committee. Unless otherwise provided in the award agreement, the participant has the right to vote the shares, to receive and retain all dividends and distributions paid or distributed on the shares and to exercise all other rights, powers and privileges of a stockholder with respect to the shares, except that (1) the participant is not entitled to delivery of the stock certificate until and unless all vesting requirements of the shares have been fulfilled or waived, (2) any dividends and distributions paid in shares of our stock constitute shares of restricted stock and are subject to all of the same restrictions as the underlying restricted stock, (3) the participant may not sell, assign, transfer, pledge, exchange, encumber or dispose of the shares or the participant's interest in any of them until all vesting requirements and other applicable provisions of the 2002 Plan have been fulfilled or waived and (4) a breach of any restrictions, terms or conditions provided in the 2002 Plan or established by the committee with respect to any unvested share will cause a forfeiture of the award.

        Restricted Stock Trust Awards.    The share certificates for shares underlying restricted stock trust awards are issued in the name of a trust that we have established pursuant to the 2002 Plan and, following issuance, the underlying shares constitute outstanding shares of our common stock for all corporate purposes, and the trustee of the 2002 Plan trust is a stockholder of all the shares represented by the certificate. The participant may not transfer or assign any rights he or she has in respect of such shares, except by will or by the laws of descent or distribution. The participant does not have the right to vote the shares of restricted stock, to receive or retain any dividends or distributions paid or distributed on the shares of restricted stock or to exercise any other rights, powers or privileges of a stockholder with respect to the shares. Instead, all rights with respect to the shares will be exercised by the trustee and, in the case of voting rights, will be exercised as directed by us.

        Any dividends and distributions paid in respect of the shares constitute additional restricted stock trust awards held by the participant and are subject to all the same rights and restrictions as the underlying restricted stock trust awards. Upon termination of employment, the participant is generally entitled to delivery of shares of our stock with respect to all restricted stock trust awards that have become vested prior to termination. A participant's rights with respect to shares held by the 2002 Plan trust constitute an unfunded, unsecured promise to receive shares in the future, and the participant has the status of a general unsecured creditor with respect to such shares.

        Stock Options.    Stock options vest and become exercisable either immediately or over a period of up to ten years, as set forth in the award agreement. Vesting of all or any portion of a stock option award may be accelerated at the discretion of the committee at any time upon the occurrence of any event other than a participant's termination of employment for cause. Unless otherwise provided in an award agreement, shares issued upon exercise of a stock option award are fully vested shares. Pursuant to the award agreements, most of the currently outstanding stock options will automatically vest upon the consummation of this offering.

        The exercise price of each ISO is at least equal to the fair market value per share of our common stock on the date of grant, and the exercise price of each NSO is at least equal to 85% of the fair market value per share of our common stock on the date of grant. In the case of a stock option of either type granted to a person who, immediately after the grant of such stock option, owns stock possessing more than 10% of our total combined voting power, the exercise price of such stock option is equal to at least 110% of the fair market value per share of our common stock on the date of grant. Payment of the exercise price of stock options may be made in cash or, if approved in advance by our board, may be made in the form of shares of our stock, or payment of the exercise price may be deferred. In the case of any deferred payment arrangement, interest is payable at least annually.

        Each stock option expires on the date set forth in the award agreement, provided that (1) each stock option expires not later than ten years after the date of grant of such award and (2) each ISO granted to a person who owns stock possessing more than 10% of our total combined voting power will expire not later than five years after the date of grant of the award. However, if a participant's employment or service on the board is terminated before the expiration date set forth in the award agreement, the stock option terminates on the date of such termination of employment or service, except that the portion of the stock option that is vested as of the date of such termination of employment or service is exercisable for a period of 60 days following termination or, if such termination of employment or service is due to the participant's death or permanent disability, for a period ending not later than one year following the date of death or permanent disability.

        Transfer Restrictions on Shares Issued Pursuant to the 2002 Plan.    In addition to the vesting conditions, the shares issued pursuant to the 2002 Plan, including vested shares, are subject to transfer restrictions, which will lapse upon the consummation of this offering.

        The 2002 Plan provides that if we register our shares under the Securities Act, we will, at our expense, include among the securities that we register all shares subject to the plan. However, this requirement will not apply to a participant in the 2002 Plan who at the relevant time has no intent to sell or distribute the relevant shares. We intend to register all shares subject to the plan substantially concurrently with the consummation of this offering.

  Employee Stock Ownership Plan

        In 1996, we established our Employee Stock Ownership Plan, or ESOP, a tax-qualified retirement plan designed to invest primarily in our common stock. Substantially all our employees participate in the ESOP. Under the ESOP, we have generally made annual discretionary contributions in the form of either cash or our common stock. Participants in the ESOP share in these contributions primarily in proportion to their compensation. Each participating employee's interest in the ESOP vests after five years of service.

        Certain affairs of the ESOP are currently directed by three co-trustees, Philip O. Nolan, William E. Karlson and George H. Wilson, all of whom are executive officers of our company and members of our board of directors. Under the terms of the ESOP, the co-trustees are currently obligated, with respect to certain matters, to solicit participants to vote shares of our common stock allocated to participants' accounts, and the co-trustees generally will vote such shares in accordance with the voting decisions of the participants.

        Shares of common stock allocated to a participant's account may only be sold by or on behalf of the participant in certain circumstances. These circumstances are currently limited to the termination of a participant's employment with us (including as a result of death or disability) and pursuant to statutory diversification rights that allow an employee who is at least 55 years old, and who has participated in the ESOP for at least ten years, to sell (or cause to be sold on its behalf) up to 25% of the shares allocated to the participant's account. In addition, after completion of this offering, each participant will be permitted to sell (or cause to be sold on its behalf) up to 25% of the shares allocated to the participant's account by instruction to be delivered to the trustee(s) within 90 days after the end of each plan year, with the first opportunity to give this instruction arising on March 31, 2007.

        The Pension Protection Act of 2006, which was signed into law on August 17, 2006, mandates that companies provide diversification rights to certain retirement plan participants. To date, however, no regulations or interpretive guidance have been issued under the Pension Protection Act and any such regulations or guidance, when issued, could modify the impact of the Pension Protection Act on us. We are evaluating the possible effects of the Pension Protection Act on the ESOP.

        At August 31, 2006, giving effect to the stock split that took effect on September 12, 2006, the ESOP owned 7,405,650 shares of our common stock, 7,109,598 of which were allocated to participants' accounts.

    2006 Omnibus Incentive Compensation Plan

        We adopted our 2006 Omnibus Incentive Compensation Plan, or the 2006 Plan, in July 2006. The purpose of the 2006 Plan is to promote our interests and the interests of our stockholders by (i) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) and (ii) enabling such individuals to participate in our long-term growth and financial success.

        Types of Awards.    The 2006 Plan provides for the grant of options intended to qualify as ISOs under Section 422 of the Code, NSOs, stock appreciation rights, or SARs, restricted stock awards, restricted stock units, or RSUs, performance units, cash incentive awards and other equity-based or equity-related awards.

        Plan Administration.    The 2006 Plan is administered by the compensation committee of our board of directors or such other committee as our board may designate to administer the 2006 Plan. Subject to the terms of the 2006 Plan and applicable law, the committee has sole authority to administer the 2006 Plan, including, but not limited to, the authority to (1) designate plan participants, (2) determine the type or types of awards to be granted to a participant, (3) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (4) determine the terms and conditions of awards, (5) determine the vesting schedules of awards and, if certain performance criteria must be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (6) determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares of our common stock, other securities, other awards or other property, or cancelled, forfeited or suspended and the method or methods by which awards may be settled, exercised, cancelled, forfeited or suspended, (7) determine whether, to what extent and under what circumstances cash, shares of our common stock, other securities, other awards, other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the holder thereof or of the committee, (8) interpret, administer, reconcile any inconsistency in, correct any default in and supply any omission in, the 2006 Plan and any instrument or agreement relating to, or award made under, the 2006 Plan, (9) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the 2006 Plan, (10) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, (11) amend an outstanding award or grant a replacement award for an award previously granted under the 2006 Plan if, in its sole discretion, the committee determines that the tax consequences of such award to us or the participant differ from those consequences that were expected to occur on the date the award was granted or that clarifications or interpretations of, or changes to, tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated and (12) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the 2006 Plan.

        Shares Available For Awards.    Subject to adjustment for changes in capitalization and giving effect to the stock split that took effect on September 12, 2006, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2006 Plan is 4,000,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the 2006 Plan is 2,300,000 and the maximum number of shares that may be delivered as restricted stock awards under the 2006 Plan is 800,000. If an award granted under the 2006 Plan is forfeited, or otherwise expires, terminates or is cancelled without the delivery of shares, then the shares covered by the forfeited, expired, terminated or cancelled award will again be available to be delivered pursuant to awards under the 2006 Plan. The maximum number of shares of our common stock with respect to which awards may be granted to any participant in the 2006 Plan in any fiscal year is 600,000. The maximum aggregate amount of cash and other property (valued at fair market value) that may be paid or delivered pursuant to awards under the 2006 Plan to any participant in any fiscal year is $1,000,000.

        In the event of any corporate event affecting the shares of our common stock, the committee in its discretion may make such adjustments and other substitutions to the 2006 Plan and awards under the 2006 Plan as it deems equitable or desirable in its sole discretion.

        The committee may grant awards in assumption of, or in substitution for, outstanding awards previously granted by us or any of our affiliates or a company that we acquire or with which we combine. Any shares issued by us through the assumption of or substitution for outstanding awards granted by a company that we acquire will not reduce the aggregate number of shares of our common stock available for awards under the 2006 Plan, except that awards issued in substitution for ISOs will reduce the number of shares of our common stock available for ISOs under the 2006 Plan.

        Any shares of our common stock issued under the 2006 Plan may consist, in whole or in part, of authorized and unissued shares of our common stock or of treasury shares of our common stock.

        Eligible Participants.    Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of us or of our affiliates is eligible to participate in the 2006 Plan.

        Stock Options.    The committee may grant both ISOs and NSOs under the 2006 Plan. Except as otherwise determined by the committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the 2006 Plan) of our common stock on the grant date. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date. All options granted under the 2006 Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO. All terms and conditions of all grants of ISOs will be subject to and comply with Section 422 of the Code and the regulations promulgated thereunder. All ISOs and NSOs are intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

        Subject to the applicable award agreement, options will vest and become exercisable with respect to one-third of the shares of our common stock subject to such options on each of the first three anniversaries of the grant date. Except as otherwise set forth in the applicable award agreement, each option will expire upon the earlier of (i) the tenth anniversary of the date the option is granted and (ii) either (x) 90 days after the participant who is holding the option ceases to be a director, officer or employee of us or one of our affiliates for any reason other than the participant's death or (y) six months after the date the participant who is holding the option ceases to be a director, officer or employee of us or one of our affiliates by reason of the participant's death. The exercise price may be paid with cash (or its equivalent) or, in the sole discretion of the committee, with previously acquired shares of our common stock or through delivery of irrevocable instructions to a broker to sell our common stock otherwise deliverable upon the exercise of the option (provided that there is a public market for our common stock at such time), or a combination of any of the foregoing.

        Stock Appreciation Rights.    The committee may grant SARs under the 2006 Plan either alone or in tandem with, or in addition to, any other award permitted to be granted under the 2006 Plan. SARs granted in tandem with, or in addition to, an award may be granted either at the same time as the award or at a later time. Subject to the applicable award agreement, the exercise price of each share of our common stock covered by a SAR cannot be less than the fair market value of such share on the grant date. Upon exercise of a SAR, the holder will receive cash, shares of our common stock, other securities, other awards, other property or a combination of any of the foregoing, as determined by the committee, equal in value to the excess over the exercise price, if any, of the fair market value of the common stock subject to the SAR at the exercise date. All SARs are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Subject to the provisions of the 2006 Plan and the applicable award agreement, the committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR.

        Restricted Shares and Restricted Stock Units.    Subject to the provisions of the 2006 Plan, the committee may grant restricted shares and RSUs. Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the 2006 Plan or the applicable award agreement, except that the committee may determine that restricted shares and RSUs may be transferred by the participant. Upon the grant of a restricted share, a certificate will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the committee or us. Upon the lapse of the restrictions applicable to such restricted share, we or the custodian, as applicable, will deliver such certificate to the participant or his or her legal representative.

        An RSU will be granted with respect to one share of our common stock or have a value equal to the fair market value of one such share. Upon the lapse of restrictions applicable to an RSU, the RSU may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the committee, or in accordance with the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a restricted share or RSU is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, the requirements described below in "—Performance Compensation Awards" must be satisfied.

        Performance Units.    Subject to the provisions of the 2006 Plan, the committee may grant performance units to participants. Performance units are awards with an initial value established by the committee (or that is determined by reference to a valuation formula specified by the committee or the fair market value of our common stock) at the time of the grant. In its discretion, the committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The committee, in its sole discretion, may pay earned performance units in the form of cash, shares of our common stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a performance unit is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, the requirements below described in "—Performance Compensation Awards" must be satisfied.

        Cash Incentive Awards.    Subject to the provisions of the 2006 Plan, the committee may grant cash incentive awards payable upon the attainment of performance goals. If a cash incentive award is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, the requirements described below in "—Performance Compensation Awards" must be satisfied.

        Other Stock-Based Awards.    Subject to the provisions of the 2006 Plan, the committee may grant to participants other equity-based or equity-related compensation awards, including vested stock. The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

        Performance Compensation Awards.    The committee may designate any award granted under the 2006 Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as "qualified performance-based compensation" under Section 162(m) of the Code. The committee will, in its sole discretion, designate within the first 90 days of a performance period the participants who will be eligible to receive performance compensation awards in respect of such performance period. The committee will also determine the length of performance periods, the types of awards to be issued, the performance criteria that will be used to establish the performance goals, the kinds and levels of performance goals and any performance formula used to determine whether a performance compensation award has been earned for the performance period.

        The performance criteria will be limited to the following: (1) net income before or after taxes, (2) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (3) operating income, (4) earnings per share, (5) return on stockholders' equity, (6) return on investment or capital, (7) return on assets, (8) level or amount of acquisitions, (9) share price, (10) profitability and profit margins, (11) market share, (12) revenues or sales (based on units or dollars), (13) costs, (14) cash flow, (15) working capital, (16) management of days sales outstanding, (17) management of indirect rates, (18) labor utilization, (19) employee turnover and (20) quality and/or process improvements. These performance criteria may be applied on an absolute basis or be relative to one or more of our peer companies or indices or any combination thereof. The performance goals and periods may vary from participant to participant and from time to time. To the extent required under Section 162(m) of the Code, the committee will, within the first 90 days of the applicable performance period, define in an objective manner the method of calculating the performance criteria it selects to use for the performance period.

        The committee may adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification does not cause the performance compensation award to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. In order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants must be employed by us on the last day of the performance period (unless otherwise determined in the discretion of the compensation committee), the performance goals for such period must be satisfied and certified by the committee and the performance formula must determine that all or some portion of the performance compensation award has been earned for such period. The committee may, in its sole discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained. In no event will any discretionary authority granted to the committee under the 2006 Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period or increase a performance compensation award above the maximum amount payable under the underlying award.

        Amendment and Termination of the 2006 Plan.    Subject to any applicable law or government regulation, to any requirement that must be satisfied if the 2006 Plan is intended to be a stockholder approved plan for purposes of Section 162(m) of the Code and to the rules of the New York Stock Exchange, the 2006 Plan may be amended, modified or terminated by our Board of Directors without the approval of our stockholders, except that stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the 2006 Plan, (ii) increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the 2006 Plan or (iii) modify the requirements for participation under the 2006 Plan. No modification, amendment or termination of the 2006 Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the committee in the applicable award agreement.

        The committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively. However, unless otherwise provided by the committee in the applicable award agreement or in the 2006 Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.

        The committee is authorized to make adjustments in the terms and conditions of awards in the event of any unusual or nonrecurring corporate event (including the occurrence of a change of control of Stanley) affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law whenever the committee, in its discretion, determines that those adjustments are appropriate or desirable, including providing for the substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event and, in its discretion, the committee may provide for a cash payment to the holder of an award in consideration for the cancellation of such award.

        Change of Control.    The 2006 Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of Stanley, unless provision is made in connection with the change of control for assumption of, or substitution for, awards previously granted:

  •
  any options and SARs outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

  •
  all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and

  •
  all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

        Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

  •
  a change in the composition of a majority of our board of directors that is not supported by the incumbent board of directors;

  •
  the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

  •
  the approval by our stockholders of a plan of our complete liquidation or dissolution; or

  •
  an acquisition by any individual, entity or group of beneficial ownership of 20% or more of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

        Term of the 2006 Plan.    No award may be granted under the 2006 Plan after July 11, 2016, the tenth anniversary of the date the 2006 Plan was approved by our stockholders.

    Employee Stock Purchase Plan

        We adopted our Employee Stock Purchase Plan, or the ESPP, in July 2006. The ESPP permits eligible employees to purchase our common stock at a discount from fair market value through payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The ESPP will be effective upon consummation of this offering.

        Purpose.    The purpose of the ESPP is to advance our interests by providing eligible employees with an opportunity to subscribe for and purchase our common stock in order to further align their interests with those of our other stockholders.

        Administration.    The ESPP will be administered by a person or entity designated by our board of directors, who we refer to as the administrator. The administrator will have authority to construe, interpret, create and apply rules and regulations for the administration of the ESPP. The administrator also may adjudicate all disputed claims under the ESPP and establish, amend or waive rules and regulations for the ESPP's administration. Every finding, decision and determination made by the administrator will be final and binding upon all parties.

        Shares Available.    Subject to adjustment for changes in capitalization, the maximum number of shares available under the ESPP is 400,000 shares (which number gives effect to the 30-for-1 stock split that took effect on September 12, 2006). If the administrator determines that, on a given purchase date, the number of shares with respect to which options are to be exercised may exceed the the number of shares available on the offering date (as defined below) or on the purchase date (as defined below), the administrator may provide that we will make a pro rata allocation of the shares available for purchase on such date in as uniform a manner as will be practicable and equitable among all participants exercising options and either continue all offering periods then in effect or terminate any or all offering periods then in effect. Participants will have no interest, right to receive dividends or voting right in shares covered by any option until such option has been exercised.

        Eligibility.    In general, any person who has been an employee of ours or one of our subsidiaries and who is scheduled to work more than 20 hours per week for more than five months in a calendar year will be an "eligible employee" permitted to participate in the ESPP and receive an option to purchase shares of our common stock. However, no employee will be granted an option under the ESPP if:

  •
  immediately after the grant the employee would own our capital stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of one of our subsidiaries; or

  •
  the option would permit the employee's rights to purchase stock under all of our employee stock purchase plans and those of our subsidiaries that are intended to qualify as "employee stock purchase plans" under Section 423 of the Code to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which the option is outstanding at any time.

        Participation.    An eligible employee may participate in the ESPP by completing a subscription agreement in the manner specified by the administrator and by submitting the subscription agreement to the administrator prior to the applicable offering date. The subscription agreement will set forth the percentage of the participant's compensation to be paid as contributions pursuant to the ESPP on each payday. A participant's subscription agreement will remain in effect for successive purchase periods unless modified or terminated, as provided in the ESPP.

        Offering Periods.    We will make one or more offerings to our employees to purchase stock under the ESPP. The administrator will specify the duration and frequency of the offering periods, provided that no offering period may exceed five years in duration. Each offering period will consist of one or more purchase periods of a duration and frequency specified by the administrator.

        On the first business day of each offering period (referred to as the "offering date"), each eligible employee participating in the offering period will be granted an option to purchase, on the last day of each purchase period within the offering period (referred to as a "purchase date"), the number of shares equal to the quotient of (a) the employee's payroll contributions for the applicable purchase period accumulated prior to the purchase date and retained in the employee's account as of the purchase date and (b) the applicable purchase price.

        Unless a participant withdraws from the ESPP (in the manner described below), the participant's option for the purchase of shares will be exercised automatically on each purchase date in an offering period, and the maximum number of whole shares subject to the option will be purchased at the applicable purchase price with the accumulated contributions in the participant's account at such time. No fractional shares will be issued, and any contributions accumulated in a participant's account that are not sufficient to purchase a whole share will be retained in the participant's account for the subsequent purchase period, subject to the participant's earlier withdrawal.

        Any other excess contributions that may not be used to purchase shares on a purchase date, because such purchase would not comply with Section 423 of the Code or would otherwise exceed applicable plan limitations, will be returned to the participant. The shares purchased upon exercise of an option under the ESPP will be deemed issued to the participant on the purchase date. During a participant's lifetime, the participant's option to purchase shares under the ESPP is exercisable only by the participant.

        Payroll Deductions. A participant may elect to have payroll deductions made on each payday during an offering period in an amount not less than 1% and not more than 10% of such participant's compensation on such payday. All payroll deductions made by the participant will be credited to the participant's account under the ESPP. No participant may make any contributions to the ESPP other than on a payroll deduction basis. Interest will not be paid on any employee accounts.

        A participant may change his or her payroll deduction rate only once during an offering period by completing and submitting to the administrator a new subscription agreement authorizing such change. Any such change will be effective at the beginning of the next calendar month, so long as the subscription agreement is submitted to the administrator at least ten days prior to the first day of the next calendar month. If the new subscription agreement is submitted to the administrator fewer than ten days prior to the next calendar month, then the change will be effective as of the beginning of the next succeeding calendar month.

        Purchase Price.    The purchase price for each share of our common stock purchased under the ESPP will be 95% of the closing price of a share of our common stock, as reflected on the New York Stock Exchange for the applicable purchase date. If no shares were publicly traded on such date, then the price of the share will be the reported price for the immediately preceding day that shares were so traded.

        Withdrawal. A participant may discontinue participation in the ESPP at any time by withdrawing all contributions credited to the participant's account under the ESPP and by giving written notice to us, in the form and manner directed by us, at least ten business days prior to a purchase date. Partial withdrawals are not permitted. All of the participant's contributions credited to the participant's account will be paid to the participant promptly after receipt of the participant's notice of withdrawal. Although the discontinuing employee may not begin participation again during the remainder of the offering period, such employee may participate in any subsequent offering under the ESPP in accordance with the terms and conditions established by the administrator.

        Termination of Employment.    Upon termination of a participant's employment during an offering period for any reason, including retirement or death, the contributions credited to such participant's account will be returned to the participant or, in the case of the participant's death, to the individual(s) whom the participant has specified in a written designation of a beneficiary filed with us. If the participant has not filed a written designation of a beneficiary, then the participant's contributions will be distributed to the participant's estate. Upon termination of employment, the participant's option will automatically terminate. A transfer of a participant's employment between us and one of our subsidiaries, or between our subsidiaries, will not be deemed a termination of employment.

        Nontransferability.    No rights of a participant under the ESPP are transferable other than by will or the laws of descent and distribution or by filing with us a written designation of a beneficiary.

        Adjustment for Changes in Capitalization.    Our board of directors in its sole discretion may adjust the number of shares covered by each option that has not been exercised, the type of securities, cash and other property receivable by a participant upon exercise of such an option, the purchase price of the shares subject to such an option, the number of shares that have been authorized for issuance under the ESPP but not yet placed under option, and the number of shares available under the ESPP, for any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or any similar increase or decrease in the number of outstanding shares, or any reorganization, recapitalization, rights offering, merger or consolidation, or to reflect any similar corporate transaction. Adjustments by our board of directors will be final, binding and conclusive.

        No issue or acquisition by us of shares of our stock of any class, or securities convertible into shares of our stock of any class, will affect the number of shares subject to an option. In the event of our dissolution or liquidation, any purchase period and offering period then in progress would terminate immediately before the dissolution or liquidation, unless otherwise provided by our board of directors.

        Benefits to Certain Persons.    Our executive officers will be permitted to participate in the ESPP on the same basis and terms as all other eligible employees. Our directors will not be permitted to participate in the ESPP unless they are employed by us and otherwise meet the eligibility requirements described above. Because participation in the ESPP is at the option of our employees, the benefits or amounts that will be received by or allocated to any person or group of persons (including our executive officers and our employees who are not executive officers) are not currently determinable.

        Amendment and Termination of the ESPP.    The administrator or our board of directors may at any time amend, suspend or terminate the ESPP for any reason. We will obtain stockholder approval of any amendment to the ESPP as is necessary to comply with Section 423 of the Code or any other applicable law. The administrator or our board of directors may terminate an offering period and/or a purchase period by setting a new purchase date or by returning to participants all amounts in their accounts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In March 2002, we made loans to certain of our executive officers, including Mr. Nolan, Mr. Wilson, Mr. Denkler, Mr. Karlson, Mr. Zaramba and Mr. Torti, in each case on a full-recourse basis and bearing interest at a rate of 5.5% per annum, to allow them to acquire shares of our common stock (in some cases through the exercise of options). As of April 1, 2006, these loans had been forgiven or, in some cases, repaid. The largest aggregate amount of indebtedness outstanding at any time during the loan period for each executive officer is as follows: Mr. Nolan, $419,209; Mr. Wilson, $108,709; Mr. Denkler, $77,181; Mr. Karlson, $74,689; Mr. Torti, $73,716; and Mr. Zaramba, $65,762.

        Tetrad Digital Integrity, or TDI, is a privately held company that provides us with network security consulting services. Mr. Paul Innella, TDI's President and Chief Executive Officer and majority stockholder, is the brother of Mr. Michael Innella, a member of our senior management team. For the fiscal year ended March 31, 2006, we issued purchase orders to TDI in an aggregate amount equal to $1,260,165. For the fiscal years ended March 31, 2004 and March 31, 2005, we issued purchase orders to TDI in an aggregate amount equal to $326,400 and $718,515, respectively.

        Stephanie A. Chaplin, the wife of Scott Chaplin, our general counsel, has been employed by us since September 19, 2005. Until December 31, 2005, she served as senior staffing director and was paid an annual salary of $100,000. Since January 1, 2006, she has served as director of recruiting and is paid an annual salary of $110,000.

        Philip Gallagher, the son of our Chairman, has been employed by us since April 1, 1993. He is currently employed as a systems analyst and receives an annual salary of $53,500. Heather Gallagher, the spouse of Philip Gallagher and daughter-in-law of our Chairman, has been employed by us since January 21, 1997. She is currently employed as a systems analyst and receives an annual salary of $48,300.

        In March 2002, we entered into a consulting contract with Premise, Inc., which is owned by John P. Riceman, a member of our board of directors. From September 2001 through June 2005, we paid Premise, Inc. $4,000 per month for the provision of consulting services related to the formation and execution of our acquisition program. This contract is no longer in effect.

        Our board of directors reviews and pre-approves transactions we may enter into with our directors and executive officers or persons affiliated with our directors and executive officers. While we do not have formal procedures for these reviews, our board of directors evaluates and considers these transactions individually on a facts and circumstances basis. Furthermore, our codes of ethics require that directors and executive officers disclose any transaction with the company in which they may have a direct or indirect interest. We believe that each of the transactions described above was on terms at least as favorable as those that the company may have negotiated with a third party.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth, as of August 31, 2006, information regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

  •
  each of our current directors;

  •
  each of our named executive officers;

  •
  our directors and named executive officers as a group; and

  •
  each of our selling stockholders.

        Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 2006, are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of beneficial ownership is based on 14,672,040 shares of our common stock outstanding as of August 31, 2006, and 19,961,760 shares of our common stock to be outstanding after completion of this offering. All of the information in the table set forth below gives effect to the 30-for-1 stock split of our common stock that took effect on September 12, 2006. Each of these outstanding share amounts excludes shares of common stock held in treasury. Shares beneficially owned after the completion of this offering include restricted stock issued and stock options granted under the 2002 Plan which vest upon consummation of this offering. Unless otherwise indicated, the address for all beneficial owners is c/o Stanley, Inc., 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

        With the exception of the ESOP, the selling stockholders are all employees of the Company who acquired shares of our common stock through various private placements and as compensation for services under our various benefit plans.

				Shares Beneficially Owned After Offering
	Shares of Common Stock Beneficially Owned Prior to the Offering			Assuming No Exercise of Over-Allotment Option		Assuming Full Exercise of Over-Allotment Option
			Shares Offered Hereby
Beneficial Owner
	Number	%	Number	Number	%	Number	%
Directors and Officers:
Philip O. Nolan(1)	2,200,200	14.63%	120,000	2,116,200	10.39%	2,116,200	9.93%
William E. Karlson(2)	1,481,790	9.96%	120,000	1,368,990	6.79%	1,368,990	6.48%
George H. Wilson(3)	787,500	5.28%	60,000	757,500	3.75%	757,500	3.58%
Lawrence A. Gallagher(4)	800,340	5.45%	—	800,340	4.01%	800,340	3.83%
Gregory M. Denkler(5)	421,440	2.85%	75,000	376,440	1.87%	376,440	1.79%
Michael A. Zaramba(6)	469,620	3.19%	105,000	394,620	1.97%	394,620	1.88%
Christopher J. Torti(7)	453,780	3.08%	92,460	391,320	1.95%	391,320	1.86%
Scott D. Chaplin	—	*	—	15,000	*	15,000	*
Brian J. Clark(8)	41,250	*	—	67,500	*	67,500	*
James C. Hughes(9)	86,490	*	—	86,490	*	86,490	*
John P. Riceman(10)	86,490	*	—	86,490	*	86,490	*
General Jimmy D. Ross, USA (Ret.)(11)	27,600	*	—	27,600	*	27,600	*
Lt. General Richard L. Kelly, USMC (Ret.)(12)	13,470	*	—	13,470	*	13,470	*
Charles S. Ream(13)	4,320	*	—	4,320	*	4,320	*

Executive officers and directors as a group (14 persons)	6,874,290	43.66%	572,460	6,506,280	30.63%	6,506,280	29.33%
Other Significant Stockholders:
Employee Stock Ownership Plan(14)	7,405,650	50.47%	78,990	7,326,660	36.70%	7,326,660	35.04%
PNC Bank, Trustee of the Executive Deferred Compensation and Equity Incentive Plan Trust(15)	1,358,700	9.26%	—	1,358,700	6.81%	1,358,700	6.50%
Other Selling Stockholders:
Paul F. Belanger	283,710	1.92%	18,000	281,310	1.40%	281,310	1.34%
James H. Brabston	158,580	1.08%	14,700	148,680	*	148,680	*
Paul E. Buchanan, Jr.	429,360	2.91%	117,360	315,600	1.57%	315,600	1.50%
Eugene P. Flannery	136,020	*	30,000	110,820	*	110,820	*
Michael R. Innella	437,400	2.96%	154,770	286,230	1.43%	286,230	1.36%
Ralph I. Sebacher	93,210	*	24,000	74,010	*	74,010	*

*
Shares represent less than 1% of common stock.

(1)
Prior to the offering, consists of 1,620,810 shares as to which he has sole voting and investment power, 213,390 shares held by the ESOP for his account and 366,000 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006. Excludes 7,192,260 shares of common stock owned by the ESOP for the account of others, as to which he disclaims beneficial ownership as a trustee of the ESOP, 75,000 shares owned by the George H. Wilson 2006 Irrevocable Dynasty Trust for the account of others, as to which he disclaims beneficial ownership as the special trustee, 307,950 shares which are held for his account by the Executive Deferred Compensation and Equity Incentive Plan Trust, or the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership and 150,000 shares which are held in a dynasty trust, as to which he does not have voting or investment power and disclaims beneficial ownership. The terms of the dynasty trust contemplate that after the offering, Mr. Nolan's spouse, as trustee, will have sole voting and investment power with respect to the 150,000 shares held by the trust, with respect to which Mr. Nolan will continue to disclaim beneficial ownership.

(2)
Prior to the offering, consists of 1,057,860 shares as to which he has sole voting and investment power, 221,130 shares held by the ESOP for his account and 202,800 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006. Excludes 7,184,520 shares of common stock owned by the ESOP for the account of others, as to which he disclaims beneficial ownership as a trustee of the ESOP, 120,690 shares which are held for his account by the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership and 150,000 shares which are held in a dynasty trust, as to which he does not have voting or investment power and disclaims beneficial ownership. The terms of the dynasty trust contemplate that after the offering, Mr. Karlson's spouse, as trustee, will have sole voting and investment power with respect to the 150,000 shares held by the trust, with respect to which Mr. Karlson will continue to disclaim beneficial ownership.

(3)
Prior to the offering, consists of 368,520 shares as to which he has sole voting and investment power, 184,980 shares held by the ESOP for his account and 234,000 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006. Excludes 7,220,670 shares of common stock owned by the

  ESOP for the account of others, as to which he disclaims beneficial ownership as a trustee of the ESOP, and 219,690 shares which are held for his account by the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership and 75,000 shares which are held in a dynasty trust, as to which he does not have voting or investment power and disclaims beneficial ownership.

(4)
Consists of 519,540 shares as to which he has sole voting and investment power and 280,800 shares held by the ESOP for his account. Excludes 150,000 shares owned by the Philip O. Nolan, IV 2006 Irrevocable Dynasty Trust for the account of others, as to which he disclaims beneficial ownership as the special trustee.

(5)
Prior to the offering, consists of 151,170 shares as to which he has sole voting and investment power, 150,750 shares held by the ESOP for his account and 119,520 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006. Excludes 161,130 shares which are held for his account by the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership.

(6)
Prior to the offering, consists of 214,560 shares as to which he has sole voting and investment power, 109,080 unvested shares of restricted stock as to which he has sole voting power, 88,980 shares held by the ESOP for his account and 57,000 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006. Excludes 45,000 shares which are held for his account by the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership.

(7)
Prior to the offering, consists of 198,990 shares as to which he has sole voting and investment power, 92,460 unvested shares of restricted stock as to which he has sole voting power, 86,730 shares held by the ESOP for his account and 75,600 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006. Excludes 51,000 shares which are held for his account by the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership and 150,000 shares owned by the William E. Karlson 2006 Irrevocable Dynasty Trust for the account of others, as to which he disclaims beneficial ownership as the special trustee.

(8)
Prior to the offering, consists of 30,000 shares as to which he has sole voting and investment power and 11,250 unvested shares of restricted stock as to which he has sole voting power. Excludes 15,000 shares which are held for his account by the Trust, as to which he does not have voting or investment power and disclaims beneficial ownership.

(9)
Consists of 82,170 shares as to which he has sole voting and investment power and 4,320 unvested shares of restricted stock as to which he has sole voting power.

(10)
Consists of 82,170 shares as to which he has sole voting and investment power and 4,320 unvested shares of restricted stock as to which he has sole voting power.

(11)
Prior to the offering, consists of 17,100 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of August 31, 2006, 6,180 shares as to which he has sole voting and investment power and 4,320 shares of unvested restricted stock as to which he has sole voting power.

(12)
Consists of 9,150 shares as to which he has sole voting and investment power and 4,320 unvested shares of restricted stock as to which he has sole voting power.

(13)
Consists of 4,320 shares of unvested restricted stock as to which he has sole voting power.

(14)
For participants in our ESOP, holdings include shares allocated to their individual ESOP accounts. Under the terms of the ESOP, the trustees are currently obligated, with respect to certain matters, to solicit participants to vote shares of our common stock allocated to participants' accounts, and the trustees generally will vote such shares in accordance with the voting decisions of the participants. Philip O. Nolan, William E. Karlson and George H. Wilson are trustees of the ESOP, which is the record owner of 7,405,650 shares of common stock. Shares to be sold by the ESOP consist of shares currently unallocated to participants' accounts in the ESOP. Proceeds from the sale of such shares will be used to fund cash distributions when requested by former participants in the ESOP or will be allocated to the accounts of current participants, all in accordance with the terms of the ESOP.

(15)
Common stock held by the Trust is owned of record by its trustee, PNC Bank. Plan recipients under the Trust have no voting power or investment power with respect to shares of common stock held by the Trust. PNC Bank, in its capacity as trustee of the Trust, votes the shares held by the Trust as directed by us.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, par value $0.01 per share. Immediately following this offering, 19,961,760 shares of our common stock and no shares of our preferred stock will be issued and outstanding. As of August 31, 2006, there were approximately 43 holders of record of shares of our common stock.

        The following is a summary of the rights of our capital stock and related provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and our bylaws, copies of which, as amended and in effect as of the date of the consummation of this offering, have been filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

  Voting Rights

        Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

  Dividends

        Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

  Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

  Other Rights

        Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

        Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such series of preferred stock may have class or series voting rights.

Certain Anti-Takeover Provisions of our Charter and Bylaws and the Delaware Law

        Provisions of our certificate of incorporation and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

  Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

  Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our bylaws provide that special meetings of the stockholders may be called only upon the request of the majority of the board of directors or upon request of the president. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

        Our bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company.

  Stockholder Action by Written Consent

        Pursuant to Section 228 of the Delaware General Corporation Law, or the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Certain Other Provisions of our Charter and Bylaws and the Delaware Law

  Board of Directors

        Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board. Our board of directors currently has nine members.

  Business Combinations under Delaware Law

        Our certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder". Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company's board of directors.

  Limitations of Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

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  for breach of duty of loyalty;

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  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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  under Section 174 of the DGCL (unlawful dividends); or

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  for transactions from which the director derived improper personal benefit.

        Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Stockholders' Agreement

        Certain of our existing stockholders are parties to a Stockholders' Agreement dated as of August 27, 1996, as amended. The Stockholders' Agreement contains certain restrictions on the transfer of the common stock held by such stockholders. Upon the consummation of this offering, we expect to terminate the Stockholders' Agreement.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Computershare Shareholder Services, Inc.

New York Stock Exchange Listing

        We have applied to have our common stock listed on the New York Stock Exchange under the symbol "SXE".

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The summary below describes the principal terms and conditions of our credit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

        Pursuant to a credit agreement dated as of February 16, 2006, among us, as borrower, the lenders named therein, SunTrust Bank, as administrative agent and SunTrust Capital Markets, Inc., as arranger and book manager, a syndicate of banks and other financial institutions provide us with a senior credit facility of up to $150 million. The senior credit facility consists of (1) a $100 million term loan facility which matures on January 31, 2012, and (2) a $50 million revolving credit facility which matures on January 31, 2011. The revolving portion of the senior credit facility includes a sublimit of $5 million for letters of credit and a sublimit of $5 million for swingline loans.

        The obligations under the senior credit facility are unconditionally and irrevocably guaranteed by each of our existing and subsequently acquired or organized subsidiaries. In addition, the senior credit facility and the guarantees are secured on a first-priority basis by security interests (subject to permitted liens as defined in the credit agreement) in substantially all tangible and intangible assets owned by us and each of our subsidiaries, including the shares of capital stock of our subsidiaries, subject to certain exceptions.

        Borrowings under the senior credit facility bear interest at a variable rate based upon, at our option, (1) the greater of (i) the prime rate and (ii) the federal funds rate plus 1/2 of 1% per annum or (2) LIBOR, in each case plus a margin based upon our leverage ratio (as described below).

        In addition to paying interest on outstanding principal under the senior credit facility, we are required to pay a commitment fee in respect of unutilized commitments at a rate (ranging from 0.25% to 0.50%) determined by reference to the applicable leverage ratio (as described below) in effect on such date on the daily unused commitments available to be drawn under the revolving portion of the senior credit facility. We will also be required to pay letter of credit fees with respect to each letter of credit issued at a rate equal to the applicable margin for LIBOR advances on the average outstanding letters of credit issued under the revolving credit facility. We are also required to pay fronting fees with respect to each letter of credit issued of 0.125% per annum to the issuer of the letters of credit on the average daily stated amount of that letter of credit.

        The term loan amortizes in quarterly installments of $250,000, with the entire amount of outstanding term loans due on January 31, 2012.

        We are required to prepay, subject to the exceptions set forth in the credit agreement, borrowings under the senior credit facility with (i) 50% of excess cash flow (as defined in the credit agreement) if, at the end of any fiscal year, the leverage ratio (as described below) is equal to or greater than 2.5 to 1.0, (ii) 100% of net cash proceeds in excess of $25,000 of non-ordinary course assets sales or other dispositions of property by us and our subsidiaries, (iii) 100% of net cash proceeds of issuances of debt obligations other than debt obligations permitted under the credit agreement and (iv) 50% of net cash proceeds from the issuance of capital stock in an initial public offering.

        Under the terms of the senior credit facility, we are entitled to request an increase in the size of the senior credit facility by an amount not greater than $75 million in the aggregate. If any lender elects not to increase its commitment under the credit facility, we may designate another bank or other financial institution to become a party to the credit agreement.

        The credit agreement also contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; repurchases of shares of capital stock and options to purchase shares of capital stock; transactions with affiliates; sale and leaseback transactions; and restricted payments.

        In addition, the credit agreement provides that we are required to meet the following financial covenants:

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  a fixed charge coverage ratio as of the end of any fiscal quarter of not less than 1.50 to 1.00, based upon the ratio of (i) consolidated EBITDA (as defined in the credit agreement) less the actual amount paid by us and our subsidiaries in cash on account of capital expenditures and taxes over the period consisting of the four consecutive fiscal quarters ending on or immediately prior to the determination date to (ii) consolidated cash interest expense for such period, scheduled principal payments required to be made on consolidated total debt during such period and certain restricted payments paid during such period,

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  a maximum leverage ratio based upon the ratio of (i) consolidated total debt to (ii) consolidated EBITDA (as defined in the credit agreement), which will require us to maintain a ratio of 4.25 to 1.00 for each fiscal quarter ending on or prior to December 31, 2006, a ratio of 3.50 to 1.00 for each fiscal quarter ending after December 31, 2006, and on or prior to December 31, 2007, and a ratio of 3.00 to 1.00 for each fiscal quarter ending after December 31, 2007, and

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  a minimum consolidated net worth equal to the sum of (i) 85% of our consolidated net worth as at December 31, 2005, (ii) 50% of consolidated net income on a cumulative basis for all preceding fiscal quarters, commencing with the fiscal quarter ended March 31, 2006, and (iii) 100% of the amount by which our total stockholders' equity is increased as result of any public or private offering of our common stock after the closing date of the senior credit facility.

As of June 30, 2006, we were in compliance with all covenants in the credit agreement.

        Consolidated EBITDA is defined in the credit agreement as the consolidated net income for us and for our subsidiaries, plus (i) consolidated interest expense, (ii) income tax determined on a consolidated basis in accordance with GAAP, (iii) depreciation and amortization determined on a consolidated basis in accordance with GAAP, (iv) non-cash non-recurring charges, including the effect of the adoption of FASB Statement 123 in the context of an initial public offering, (iv) certain expenses incurred in connection with the acquisition of Morgan, and (v) expenses incurred in connection with an initial public offering determined on a consolidated basis in accordance with GAAP.

        The credit agreement contains events of default that are customary for facilities and transactions of this type, including a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $1.0 million, an event of default that would be triggered by a "change in control" (as defined in the credit agreement) and an event of default that would be triggered by any debarment or suspension from contracting with the federal government or the termination for default of certain material contracts. As defined in the credit agreement, a "change in control" does not include an initial public offering of our stock.

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

        Upon the closing of this offering, we will have outstanding 19,961,760 shares of common stock, based upon the number of outstanding shares of common stock as of August 31, 2006, and assuming the underwriters do not exercise their option to purchase 945,000 additional shares of our common stock from us, 7,326,660 of which will be held by our Employee Stock Ownership Plan, or ESOP. In addition, as of August 31, 2006, giving effect to the 30-for-1 stock split that took effect on September 12, 2006, an aggregate of 2,976,060 shares of common stock were issuable upon the exercise of outstanding options granted pursuant to our 1995 Stock Incentive Plan, or the 1995 Plan, and our Executive Deferred Compensation and Equity Incentive Plan, or the 2002 Plan. Furthermore, at the time of consummation of this offering, we will have an aggregate of 4,400,000 shares of common stock reserved for issuance under our 2006 Omnibus Incentive Compensation Plan, or 2006 Plan, and our Employee Stock Purchase Plan, or ESPP. All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares held by an affiliate of us, as the term "affiliate" is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. All remaining shares, including any shares issued prior to this offering to our ESOP or pursuant to our 1995 Plan or 2002 Plan, will be "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144 described below.

        Excluding the shares held by our ESOP, which may only be sold in the limited circumstances described below, the outstanding shares of our common stock will be available for sale in the public market as follows:

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  358,800 shares not subject to the lock-up agreements referred to below will be eligible for sale pursuant to Form S-8 registration statements that we intend to file as soon as practicable following the date of this prospectus (as further described below) at various times after the filing of those registration statements;

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  79,740 additional shares not subject to lock-up agreements will be eligible for immediate sale on the date of this prospectus pursuant to Rule 144(k);

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  589,656 shares subject to lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144 or the Form S-8 registration statements; and

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  5,306,904 shares subject to lock-up agreements will be eligible for sale at various times beginning 360 days after the date of this prospectus pursuant to Rule 144 or the Form S-8 registration statements.

        As of August 31, 2006, 7,405,650 shares of common stock (giving effect to the 30-for-1 stock split that took effect on September 12, 2006) were held by our ESOP, of which 7,326,660 were allocated to participants' accounts. Shares of common stock allocated to a participant's account may only be sold by or on behalf of the participant in certain circumstances. These circumstances are currently limited to the termination of a participant's employment with us (including as a result of death or disability) and pursuant to statutory diversification rights that allow an employee who is at least 55 years old, and who has participated in the ESOP for at least ten years, to sell (or cause to be sold on its behalf) up to

25% of the shares allocated to the participant's account. In addition, after completion of this offering, each participant will be permitted to sell (or cause to be sold on its behalf) up to 25% of the shares allocated to the participant's account by instruction to be delivered to the trustee(s) within 90 days after the end of each plan year, with the first opportunity to give this instruction arising on March 31, 2007. As a result, 1,831,665 shares currently held by the ESOP will be able to be sold at that time. The Pension Protection Act of 2006, which was signed into law on August 17, 2006, mandates that companies provide diversification rights to certain retirement plan participants. To date, however, no regulations or interpretive guidance have been issued under the Pension Protection Act and any such regulations or guidance, when issued, could modify the impact of the Pension Protection Act on us. We are evaluating the possible effects of the Pension Protection Act on the ESOP. As of August 31, 2006, 7,326,660 shares held by the ESOP were allocated to participants' accounts and were not subject to lock-up agreements, and were therefore available to be sold by or on behalf of the applicable participant in the limited circumstances described above.

Rule 144

        Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions, within any three-month period, a number of shares that does not exceed the greater of:

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  1% of the then outstanding shares of common stock, which will equal approximately            shares of common stock immediately after this offering, assuming no exercise of the underwriters' over-allotment option; and

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  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice with respect to such sale.

        Sales under Rule 144 are also subject to notice requirements and the availability of current public information about our company.

        In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the closing of this offering.

Form S-8 Registration Statements

        As soon as practicable following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock held by our ESOP and shares issuable pursuant to our 1995 Plan, our 2002 Plan, our 2006 Plan and our ESPP. These registration statements will also register the reoffer and resale of shares of our common stock that have been issued under our 1995 Plan, our 2002 Plan, our 2006 Plan and our ESPP prior to the date those registration statements are filed. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to the lock-up agreements referred to below and to Rule 144 volume limitations that will be applicable to affiliates and, until we become eligible to file a registration statement on Form S-3 under the Securities Act (and thereafter file a new registration statement on Form S-8), to holders of shares that have been issued under the 1995 Plan, the 2002 Plan, the ESOP, the 2006 Plan or the ESPP prior to the date that we file the Form S-8 registration statements.

        As of August 31, 2006, giving effect to the 30-for-1 stock split that took effect on September 12, 2006, there were an aggregate of 2,976,060 shares that were issuable under the 1995 Plan and the 2002 Plan, as follows:

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  1,235,700 shares of common stock were reserved pursuant to our 1995 Plan for issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to all of such shares had vested; and

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  1,740,360 shares of common stock were reserved pursuant to our 2002 Plan for issuance in connection with the exercise of outstanding options previously awarded under this plan and, upon completion of this offering, options with respect to 971,610 of such shares will have vested.

Lock-Up Agreements

        For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, our officers and directors and the selling stockholders (other than the ESOP), see the information under the heading "Underwriting".

MATERIAL UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS

        The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock and applies if you (i) purchase our common stock in this offering, (ii) will hold the common stock as a capital asset and (iii) are a Non-U.S. Holder. You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

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  a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

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  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

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  a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

        This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the "IRS") and all other applicable authorities (all such sources of law, "Tax Authorities"). The Tax Authorities are subject to change, possibly with retroactive effect.

        If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

        WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

        In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

        Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

        We do not anticipate paying any dividends on our common stock in the foreseeable future.

Sale or Other Disposition of Our Common Stock

        You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

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  the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

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  you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

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  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period ending on the date of disposition or your holding period for your shares of our common stock, more than 5% of our common stock.

        Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding Requirements

        We must report annually to the IRS the amount of any dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

        The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S.

Holder or you are a corporation or one of several types of entities and organizations that qualify for exemption (an "exempt recipient").

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met or you are an exempt recipient.

        Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as sole book-running manager of the offering, and is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated

Total	6,300,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                  per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                  per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms. The representative has advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 945,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors and the selling stockholders (other than the ESOP) have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. In addition, our officers and directors and the selling stockholders (other than the ESOP) have agreed that, during the period beginning 180 days and ending 360 days from the date of this prospectus, they will not, without the prior written consent of Citigroup, enter into any such transaction with respect to 90% of the shares held by each of them on the date that is 180 days from the date of this prospectus. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. With respect to us, the foregoing restrictions do not apply to sales, grants or issuances of shares of common stock or other securities pursuant to any employee stock option plan, stock ownership plan, employee stock purchase plan or dividend reinvestment plan in effect at the time the underwriting agreement is entered into or as may be described in this prospectus, and we may issue shares of common stock upon the conversion or exercise of outstanding options, warrants or other securities. With respect to our officers, directors and selling stockholders, the foregoing restrictions do not apply to: (i) bona fide gifts, provided that the donee agrees in writing to be bound by the restrictions of the lock-up agreement, (ii) transfers to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, provided that the trustee of the trust agrees in writing to be bound by the restrictions of the lock-up agreement, (iii) transfers by will or under the laws of descent, (iv) dispositions of shares of common stock acquired in open market transactions, (v) transfers to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement, (vi) the entry into a sales plan that complies with Rule 10b5-1 under the Exchange Act, so long as no sales are made pursuant to such plan prior to the date that the transfer or would otherwise be permitted to sell under the lock-up agreement and (vii) sales of up to 25% of the shares allocated to the transferor's ESOP account by instruction to be delivered to the ESOP trustee within 90 days after March 31, 2007. In addition, in the case of the preceding clauses (i) and (ii), any such transfer shall not involve a disposition for value, and in the case of clauses (i), (ii) and (iv), such sales may not be required to be reported in any public report or filing with the Securities and Exchange Commission or otherwise, and such officers, directors or selling stockholders may not voluntarily effect any public filing or report regarding such sales.

        The restricted periods described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the applicable restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable period, in which case the applicable restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees through a directed share program. Any directed shares purchased by any director or officer will be subject to the lock-up agreements described above. All other purchasers of directed shares will be restricted from disposing of any directed shares for a period of 25 days from the date of this prospectus. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, or Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant

Implementation Date), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares may be offered to the public in that Relevant Member State at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of shares described in this prospectus located in a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        We and the selling stockholders have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our or their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated by this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us, the selling stockholders or the underwriters.

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the underwriters. The material factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        We have applied to have our common stock listed on the New York Stock Exchange under the symbol "SXE". The underwriters have undertaken to sell shares of common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements for trading.

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Us		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses of this offering will be $2,800,000.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. An affiliate of Wachovia Capital Markets, LLC is acting as directed trustee of our 401(k) plan.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters are being represented in connection with this offering by Shearman & Sterling LLP, New York, New York.

EXPERTS

        Our consolidated financial statements as of March 31, 2005 and 2006 and for the three years ended March 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Morgan as of December 31, 2005, 2004 and 2003 and for the years then ended, included in this prospectus have been audited by Beason & Nalley, Inc., independent auditors, to the extent indicated in their report thereon also appearing herein. The foregoing financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC's toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Prior to this offering, we were not required to file reports with the SEC.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC's public reference facilities and on the website of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

STANLEY, INC. CONSOLIDATED FINANCIAL STATEMENTS
Report of Deloitte & Touche LLP, independent registered public accounting firm	F-2
Consolidated Statements of Income for the Fiscal Years Ended March 31, 2004, 2005 and 2006 and for the Three Months Ended June 30, 2005 and 2006 (unaudited)	F-3
Consolidated Balance Sheets as of March 31, 2005 and 2006 and June 30, 2006 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended March 31, 2004, 2005 and 2006 and for the Three Months Ended June 30, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2004, 2005 and 2006 and for the Three Months Ended June 30, 2005 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-8
MORGAN RESEARCH CORPORATION FINANCIAL STATEMENTS
Report of Beason & Nalley, Inc., independent auditor	F-30
Balance Sheets as of December 31, 2005, 2004 and 2003	F-31
Statements of Income for the Years Ended December 31, 2005, 2004 and 2003	F-32
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2005, 2004 and 2003	F-33
Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-34
Notes to Financial Statements	F-35

Report of Independent Registered Public Accounting Firm

Board of Directors
Stanley, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Stanley, Inc. and Subsidiaries (the "Company") as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three years in the period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2006, and the results of their operations and their cash flows for the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

McLean, Virginia
June 26, 2006 (except for the last paragraph of Note 1,
as to which the date is August 28, 2006)

STANLEY, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(in thousands, except per share amounts)

	Year Ended March 31,			Three Months Ended June 30,
	2004	2005	2006	2005	2006
				(unaudited)
Revenues	$178,741	$282,456	$284,801	$64,827	$92,555

Operating costs and expenses:
Cost of revenues	156,584	250,110	248,260	56,970	80,473
Selling, general and administrative	7,819	10,411	12,806	3,047	4,351
Amortization of deferred compensation	224	372	790	155	249
Depreciation and amortization	1,349	2,327	3,057	551	1,387
Impairment of intangible assets	—	—	3,590	—	—

Total operating costs and expenses	165,976	263,220	268,503	60,723	86,460

Operating income	12,765	19,236	16,298	4,104	6,095
Other income (expense):
Other income	8	2	101	—	260
Interest expense—net	(261)	(822)	(2,441)	(338)	(2,145)

Total other expenses	(253)	(820)	(2,340)	(338)	(1,885)

Income before taxes	12,512	18,416	13,958	3,766	4,210
Provision for income taxes	(4,378)	(7,184)	(5,708)	(1,396)	(1,726)

Net income	$8,134	$11,232	$8,250	$2,370	$2,484

Earnings per share:
Basic	$0.56	$0.78	$0.58	$0.17	$0.17

Diluted	$0.50	$0.70	$0.51	$0.15	$0.16

Weighted average shares:
Basic	14,653	14,446	14,202	14,260	14,417

Diluted	16,107	16,117	16,096	15,983	15,961

The accompanying notes are an integral part of these consolidated financial statements.

STANLEY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands)

	As of March 31,
			As of June 30, 2006
	2005	2006
			(unaudited)
Assets
Current assets:
Accounts receivable—net	$61,059	$81,732	$76,717
Prepaid and other current assets	1,650	2,196	3,198

Total current assets	62,709	83,928	79,915
Property and equipment—net	2,840	10,083	10,036
Goodwill	17,974	87,832	87,694
Intangible assets—net	9,353	12,616	11,812
Other assets	682	5,444	5,693

Total assets	$93,558	$199,903	$195,150

Liabilities and Stockholders' Equity
Current liabilities:
Line of credit	$21,214	$10,409	$3,825
Accounts payable	13,787	17,193	14,065
Accrued expenses and other liabilities	11,663	24,091	25,420
Current portion of long-term debt	1,000	1,000	1,000
Deferred income taxes	690	1,225	1,225
Income taxes payable	1,270	711	735

Total current liabilities	49,624	54,629	46,270
Long-term debt—net of current portion	7,833	99,000	98,750
Other long term liabilities	418	3,514	3,869
Deferred income taxes	1,116	371	371

Total liabilities	58,991	157,514	149,260

Commitments and contingencies:
Stockholders' equity:
Common stock, $0.01 par value—200,000 shares authorized; 14,967 shares issued	150	150	150
Additional paid-in capital	3,229	3,858	1,907
Retained earnings	39,390	47,640	50,124
Less: Treasury stock; 946, 735 and 288 shares at cost, respectively	(4,567)	(4,791)	(1,900)
Deferred compensation	(3,350)	(4,392)	(4,315)
Shareholder notes receivable	(285)	(76)	(76)

Total stockholders' equity	34,567	42,389	45,890

Total liabilities and stockholders' equity	$93,558	$199,903	$195,150

The accompanying notes are an integral part of these consolidated financial statements.

STANLEY, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Issued Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Treasury Stock	Deferred Compensation	Shareholders' Notes Receivable	Total
BALANCE, APRIL 1, 2003	14,967	$150	$1,401	$20,024	88	$(274)	$(2,475)	$(1,030)	$17,796
Purchase of common stock for Treasury	—	—	—	—	549	(1,811)	—	—	(1,811)
Contribution of Treasury stock to ESOP	—	—	288	—	(150)	383	—	—	671
Exercise of stock options from Treasury	—	—	(146)	—	(73)	208	—	—	62
Amortization of deferred compensation, net of canceled shares	—	—	—	—	18	(31)	255	—	224
Cancellation of restricted stock grants	—	—	—	—	940	(1,627)	1,627	—	—
Restricted stock grants	—	—	729	—	(940)	2,405	(3,134)	—	—
Repayments of shareholder loans	—	—	—	—	—	—	—	18	18
Net income	—	—	—	8,134	—	—	—	—	8,134

BALANCE, March 31, 2004	14,967	150	2,272	28,158	432	(747)	(3,727)	(1,012)	25,094
Purchase of common stock for Treasury	—	—	—	—	910	(4,505)	—	—	(4,505)
Contribution of Treasury stock to ESOP	—	—	835	—	(225)	389	—	—	1,224
Exercise of stock options from Treasury	—	—	4	—	(126)	219	—	—	223
Issuance of shares from Treasury	—	—	118	—	(48)	82	—	—	200
Amortization of deferred compensation, net of cancelled shares	—	—	—	—	3	(5)	377	—	372
Forgiveness of shareholder loans	—	—	—	—	—	—	—	727	727
Net income	—	—	—	11,232	—	—	—	—	11,232

BALANCE, March 31, 2005	14,967	150	3,229	39,390	946	(4,567)	(3,350)	(285)	34,567

Purchase of common stock for Treasury	—	—	—	—	665	(4,459)	—	—	(4,459)
Contribution of Treasury stock to ESOP	—	—	1,015	—	(300)	1,485	—	—	2,500
Exercise of stock options from Treasury	—	—	(418)	—	(109)	531	—	—	113
Issuance of shares from Treasury	—	—	23	—	(41)	202	—	—	225
Restricted stock grants	—	—	(185)	—	(441)	2,080	(1,895)	—	—
Amortization of deferred compensation, net of cancelled shares	—	—	—	—	15	(63)	853	—	790
Income tax benefit from employee stock transactions	—	—	194	—	—	—	—	—	194
Repayment of shareholder loans	—	—	—	—	—	—	—	209	209
Net income	—	—	—	8,250	—	—	—	—	8,250

BALANCE, March 31, 2006	14,967	$150	$3,858	$47,640	735	$(4,791)	$(4,392)	$(76)	$42,389

Exercise of stock options from Treasury (unaudited)	—	—	(2,195)	—	(391)	2,596	—	—	401
Issuance of shares from Treasury (unaudited)	—	—	32	—	(30)	165	—	—	197
Restricted stock grants (unaudited)	—	—	42	—	(26)	130	(172)	—	—
Amortization of deferred compensation, net of cancelled shares (unaudited)	—	—	—	—	—	—	249	—	249
Income tax benefit from employee stock transactions (unaudited)	—	—	88	—	—	—	—	—	88
SFAS No. 123(R) compensation costs (unaudited)	—	—	82	—	—	—	—	—	82
Net income (unaudited)	—	—	—	2,484	—	—	—	—	2,484

BALANCE, June 30, 2006 (unaudited)	14,967	$150	$1,907	$50,124	288	$(1,900)	$(4,315)	$(76)	$45,890

The accompanying notes are an integral part of these consolidated financial statements.

STANLEY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,			Three Months Ended June 30,
	2004	2005	2006	2005	2006
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,134	$11,232	$8,250	$2,370	$2,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,349	2,327	3,057	545	1,387
Amortization of deferred compensation	224	372	790	155	249
Impairment of intangible assets	—	—	3,590	—	—
Loss on disposal of property and equipment	76	185	124	15	38
Deferred taxes	(850)	(1,073)	(2,855)	—	—
Stock contributed to employee stock ownership plan	671	1,224	2,500	—	—
Other	(93)	(70)	35	—	170
Changes in assets and liabilities — net of acquisition effect
Decrease (increase) in accounts receivable	31	(10,343)	(8,284)	(1,186)	5,015
Decrease in income tax receivable	144	—	—	—	—
(Increase) decrease in prepaid and other current assets	(1,141)	270	(349)	(170)	(1,002)
(Increase) decrease in inventory	(1,216)	3,082	—	—	—
Increase in other assets	(99)	(394)	(2,112)	(275)	(249)
Increase (decrease) in accounts payable	1,829	(6,097)	(3,411)	(2,138)	(3,128)
(Decrease) increase in accrued expenses	(4,496)	2,184	8,040	1,472	1,795
Increase in other liabilities	328	81	866	(8)	(107)
Increase (decrease) in income taxes payable	744	526	(17)	(905)	24

Net cash provided by operating activities	5,635	3,506	10,224	(125)	6,676

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of CCI—net of cash acquired	(1,300)	—	(557)	(557)	—
Purchase of FSC—net of cash acquired	(27,209)	—	—	—	—
Purchase of Morgan—net of cash acquired	—	—	(80,559)	—	138
Acquisition of property and equipment	(1,164)	(997)	(5,472)	(292)	(574)

Net cash used in investing activities	(29,673)	(997)	(86,588)	(849)	(436)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under line-of-credit agreement	17,779	1,936	(10,805)	1,361	(6,584)
Borrowings on long-term debt	10,000	—	100,000	—	—
Repayments on long-term debt	(2,000)	(1,000)	(8,833)	(250)	(250)
Payments under capital lease obligations	(10)	(90)	(86)	(1)	(4)
Purchase of treasury stock	(1,811)	(4,505)	(4,459)	(155)	—
Proceeds from exercise of stock options	62	223	113	19	401
Cash repayments from shareholders	18	727	209	—	—
Proceeds from sale of treasury stock	—	200	225	—	197

Net cash provided by (used in) financing activities	24,038	(2,509)	76,364	974	(6,240)

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—	—	—
CASH AND CASH EQUIVALENTS—Beginning of year	—	—	—	—	—

CASH AND CASH EQUIVALENTS—End of year	$—	$—	$—	$—	$—

(continued)

STANLEY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Year Ended March 31,			Three Months Ended June 30,
	2004	2005	2006	2005	2006
				(unaudited)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$4,321	$7,719	$7,265	$1,026	$1,588

Interest	$243	$857	$1,994	$336	$2,256

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS:
During 2004 and 2006 the Company acquired certain businesses in transactions summarized as follows:
Fair value of tangible assets acquired	$14,558	$—	$16,237	$—	$—
Acquired amortized intangible assets	6,100	—	8,350	—	—
Acquired unamortized intangible assets	13,115	—	69,831	—	—
Cash paid, net of cash acquired	(27,209)	—	(80,559)	—	—

Liabilities assumed	$6,564	$—	$13,859	$—	$—
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:
Assets purchased under a capitalized lease agreement	$—	$225	$51	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

STANLEY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(in thousands, except share and per share data, or as otherwise noted)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business—Stanley, Inc., together with its subsidiaries ("Stanley" or the "Company"), is a provider of information technology services and solutions to U.S. defense and federal civilian government agencies. Stanley offers its customers solutions to support any stage of program, product development or business lifecycle through five service areas: systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology. The Company has derived substantially all of its revenue from U.S. federal government agencies.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Stanley, Inc.'s wholly owned subsidiaries, Stanley Associates, Inc., GCI Information Services, Inc., CCI Incorporated ("CCI"), Fuentez Systems Concepts, Inc ("FSC"), and Morgan Research Corporation ("Morgan"). All significant intercompany balances and transactions have been eliminated in consolidation.

        Unaudited Interim Financial Information—The accompanying interim consolidated statements of income for the three months ended June 30, 2005 and 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2006, and its results of operations and cash flows for the three months ended June 30, 2005 and 2006. The results of operations for the interim period are not necessarily indicative of the results for the full year.

        Fair Value of Financial Instruments—The fair value of accounts receivable, accounts payable, accrued expenses, note payable, and swap contract approximates their respective carrying amounts.

        Revenue Recognition—The Company recognizes revenue under its contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility is considered probable and can be reasonably estimated. Revenue is earned under cost-plus-fee, fixed-price and time-and-materials contracts. The Company uses a standard management process to determine whether all required criteria for revenue recognition have been met, which includes regular reviews of the Company's contract performance. This review covers, among other matters, progress against a schedule, outstanding action items, effort and staffing, quality, risks and issues, subcontract management, costs incurred, commitments, and client satisfaction. During this review, the Company determines whether the overall progress on a contract is consistent with the effort expended.

        Under cost-plus-fee contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. The Company considers fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs actually incurred in performance of the contract for level of effort contracts. For completion type cost-plus-fee contracts, fixed fees are earned in proportion to the percentage of work completed. For time-and-materials contracts, revenues are computed by multiplying the number of direct labor-hours expended in performance of the contract by the contractual billing rates and adding other billable direct and indirect costs. For fixed-price contracts, revenues are recognized as services are performed, using the percentage-of-completion method, applying the cost-to-cost or units of delivery method, in accordance with Accounting Research Bulletin No. 45 and American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1).

        Contract revenue recognition inherently involves the use of estimates. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of the Company's progress toward completing the contract. From time to time, as part of the Company's standard management process, facts develop that require the Company to revise its estimated total costs and revenues. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the facts requiring the revision become known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

        For cost-plus-award fee type contracts, the Company recognizes the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as prior award experience and communications with the customer regarding performance, including any interim performance evaluations rendered by the customer. For cost-plus-incentive fee type contracts, the method of calculating incentive fee is specified in the contract and it is typically based on measuring actual costs to perform the contract against a target cost to perform the contract. The Company prepares periodic estimates to complete and adjusts the incentive fee as required based on the contract incentive fee formula.

        The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. From time to time, the Company may proceed with work based on client direction prior to the completion and signing of formal contract documents. Such situations require completion of a formal internal review process and management approval prior to commencement of work. Additionally, revenue associated with such work is recognized without profit and only when it can be reliably estimated and realization is probable. The Company bases its estimates on notices to proceed from its customers, previous experience with customers, communications with customers regarding funding status, and its knowledge of available funding for the contract or program. Pre-contract costs related to unsuccessful contract bids are expensed in the period in which the Company is notified that the contract will not be issued.

        Disputes occasionally arise in the normal course of the Company's business due to events such as delays, changes in contract specifications, and questions of cost allowability or collectibility. Such matters, whether claims or unapproved change orders in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where a loss is considered probable and can be reasonably estimated in amount.

        The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

        Concentration of Risk—Contracts funded by federal government agencies account for substantially all of our revenues. For the years ended March 31, 2004, 2005 and 2006, we derived approximately 64%, 70% and 61% of our revenues, respectively, from the Department of Defense, including agencies within the intelligence community, and approximately, 36%, 30% and 39% of our revenues, respectively, from federal civilian government agencies. The Company's contract with the Department of State for the provision of passport processing and support services, which is our largest revenue-generating contract, accounted for approximately, 20%, 15% and 19% of our revenues for the years ended March 31, 2004, 2005 and 2006, respectively. Aside from our contract for passport processing and support services, no single contract exceeded 8% of our revenues for the periods presented herein.

        Property and Equipment—Property and equipment are carried at cost, less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized over the lesser of the useful life or the term of the lease. Repairs and maintenance are expensed as incurred. Depreciation expense related to property and equipment was $0.8 million, $1.0 million and $1.6 million for the years ended March 31, 2004, 2005 and 2006, respectively.

        Goodwill and Intangible Assets—Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets the Company does not amortize goodwill; rather it tests goodwill for impairment at least on an annual basis. Testing for impairment is a two-step process as prescribed by SFAS No. 142. The first step is a test for potential impairment, while the second step measures the amount of impairment, if any. Under the guidelines of SFAS No. 142, the Company is required to perform an impairment test at least on an annual basis at any time during the fiscal year provided the test is performed at the same time every year. An impairment loss would be recognized when the assets' fair value is below their carrying value. Stanley has elected December 31 as its testing date. Based on the testing performed, the Company believes that no impairments existed as of December 31, 2005; however, in the quarter ended March 31, 2006, the Company recorded an aggregate charge of $3.6 million relating to the impairment of the CCI and FSC trade names. The impairment arose as a result of the Company having completed substantially all of the activities in connection with novating the contracts previously legally held by CCI and FSC. As such, the Company no longer ascribed any value to the CCI and FSC trade names and that portion of the identified intangibles was written-off as impairment of intangible assets in the accompanying statement of income for the year ended March 31, 2006. Customer relationships, noncompete agreements and backlog and contracts are amortized on a straight-line basis over periods ranging from one to seven years.

        Impairment of Long-Lived Assets—Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be fully recoverable, Stanley evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, Stanley would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value. Stanley believes that no impairments exist as of June 30, 2006.

        Income Taxes—The provision for income taxes includes federal and state income taxes currently payable plus the net change during the year in the deferred tax liability or asset. The current or deferred tax consequences of all events that have been recognized in the financial statements are measured based on provisions of enacted tax law to determine the amount of taxes payable or refundable in future periods.

        Unbilled Receivables—Unbilled receivables include certain costs and a portion of the fee or expected profit, which is billable upon completion or closeout of the contract. Amounts not billable within one year are not significant.

        Inventory—Inventories, which include products held for resale, are stated at the lower of cost or market. Stanley's non-contract inventories are valued on a first-in, first-out ("FIFO") basis.

        Stock-Based Compensation—As permitted under SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), Stanley accounted for its stock-based compensation plans, which are further described in Note 11, using the intrinsic value method under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and

related Interpretations. Stanley has adopted the provisions of SFAS No. 123(R), Share-based payments, on a prospective basis during the fiscal year that begins April 1, 2006. No stock-based employee compensation cost, related to stock options, is reflected in net income for the fiscal years ended March 31, 2004, 2005 and 2006. The following table illustrates, in accordance with the provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation.

	Year Ended March 31,
	2004	2005	2006
	(in thousands, except per share data)
Net income, as reported	$8,134	$11,232	$8,250
Add: Stock-based compensation, net of tax, included in net income reported	—	—	35
Deduct: Total stock-based employee compensation expense as determined under the fair value method for all awards—net of related tax effects	(114)	(83)	(129)

Pro forma net income	$8,020	$11,149	$8,156

Basic earnings per share:
As reported	$0.56	$0.78	$0.58

Pro forma	$0.55	$0.77	$0.57

Diluted earnings per share:
As reported	$0.50	$0.70	$0.51

Pro forma	$0.50	$0.69	$0.51

        The assumptions used to calculate the estimated fair value of stock options at their grant dates are presented in Note 11.

        Earnings per share—Basic earnings per share has been computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average number of common shares outstanding is computed as follows:

	Year Ended March 31,			Three Months Ended June 30,
	2004	2005	2006	2005	2006
	(in thousands)
				(unaudited)
Basic weighted average common shares outstanding	14,653	14,446	14,202	14,260	14,417
Effect of potential exercise of stock options	1,454	1,671	1,894	1,724	1,544

Diluted weighted average common shares outstanding	16,107	16,117	16,096	15,983	15,961

        All options to purchase common stock are included in the computation of diluted earnings per share because the average fair value per common share was greater than the options' exercise prices.

        Derivative Instruments and Hedging Activities—On March 15, 2004, Stanley entered into a swap agreement to reduce exposure to interest rate fluctuations on its floating rate debt commitments (Note 6). As of March 31, 2005 and 2006, Stanley maintained this interest rate swap agreement under which the interest rate is fixed with respect to specified amounts of notional principal. Stanley's exposure under this agreement is limited to the impact of variable interest rate fluctuations and the periodic settlement of amounts due. On March 27, 2006, Stanley entered into three additional swap agreements to further reduce exposure to interest rate fluctuations on its floating rate debt commitments (Note 6). Under the new swap agreements, which are effective April 1, 2006, the interest rate is fixed with respect to specified amounts of notional principal. Stanley's exposure under these agreements is limited to the impact of variable interest rate fluctuations and the periodic settlement of amounts due. The interest rate swap agreement in effect at March 31, 2005, March 31, 2006 and June 30, 2006, has a maturity date of December 13, 2013 and a fixed rate of 3.49%, and had a notional amount of $8.8 million at March 31, 2005, $7.8 million at March 31, 2006 and $7.5 million at June 30, 2006. The new interest rate swap agreements in effect as of June 30, 2006 have maturity dates of April 12, 2012, April 1, 2008 and April 1, 2007, fixed interest rates of 4.92%, 5.29%, and 5.27%, and notional amounts of $30.0 million, $10.0 million and $10.0 million, respectively. The swap agreement maturing April 12, 2012 includes an optional termination date of April 1, 2009.

        In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133 and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the fair value of the hedge arrangement is recorded as an asset or a liability in the accompanying consolidated balance sheets at March 31, 2005 and 2006. For qualifying cash flow hedges, SFAS No. 133, as amended, holds that the effective portion of derivative gains and losses be recorded as a component of other comprehensive income and be reclassified into earnings in the same period in which the hedged transaction affects such earnings. There was no effective portion recorded as an equity component at March 31, 2005 and 2006 or June 30, 2006. The ineffective portion of the change in fair value of the interest rate swap is recognized in the consolidated statement of income in the period of change. The fair value of the interest rate swap at March 31, 2005 and 2006 and June 30, 2006, was $0.4 million, $0.5 million and $0.5 million, respectively. This change in fair value at March 31, 2005 and 2006 and June 30, 2006, was a gain of $0.4 million, $0.1 million and less than $0.1 million, respectively. Recognized gain (loss) on the interest swap for the years ended March 31, 2005 and 2006 and the three months ended June 30, 2006 was recorded as part of interest expense in the consolidated statements of income.

        Segment Reporting—Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. The Company currently has one reportable segment for financial reporting purposes, which represents the Company's core business of providing information technology solutions and services for federal government customers. The Company does not report revenue by product or service or groups of products or services because it is impracticable to do so. Additionally, substantially all of Stanley's revenues and long-lived assets for the fiscal years ended March 31, 2004, 2005 and 2006 and the three months ended June 30, 2006 are related to operations in the United States.

        Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, carrying amount and useful lives of long-lived assets, valuation allowances for accounts receivable and deferred tax assets, software development costs and loss contingencies, such as litigation, claims and assessments.

        Recently Issued Accounting Standards—In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment ("SFAS No. 123R"), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123R requires liability awards to be remeasured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company adopted the provisions of SFAS No. 123(R) on a prospective basis during the fiscal year beginning April 1, 2006. Note 11 provides additional information regarding the adoption of SFAS No. 123(R).

        In June 2005, the FASB approved Emerging Issues Task Force Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements, or EITF 05-06. EITF 05-06 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. EITF 05-06 is not expected to have a material impact on our financial position, results of operations or cash flows.

        In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation will be effective for the Company beginning April 1, 2007. We are currently assessing the impact of this recent interpretation on our financial statements.

        Reclassifications—Certain reclassifications have been made to prior year presentations to conform to the current presentation.

        Stock Split and Amendment of Articles of Incorporation—The Company is preparing for an initial public offering. On August 28, 2006, the Company's board of directors approved a 30-for-1 stock split of its outstanding common stock and the Company increased the number of authorized shares of common stock to 200,000,000 shares. The accompanying financial statements include the effects of the stock split and the resulting increase in the number of authorized shares of common stock. All share and per share amounts included in the accompanying financial statements have been restated to reflect the stock split.

2.    ACCOUNTS RECEIVABLE

        Accounts receivable consists of the following:

	As of March 31,
			At June 30, 2006
	2005	2006
			(unaudited)
Billed receivables	$52,032	$58,593	$57,251
Unbilled receivables	9,874	24,058	20,521
Less: Allowance for doubtful accounts	(847)	(919)	(1,055)

Total	$61,059	$81,732	$76,717

        Consistent with industry practice, certain receivables related to long term contracts are classified as current, although a portion of these amounts is not expected to be billed and collected within one year. Unbilled accounts receivable are expected to be billed and collected within one year except for $1.8 million at March 31, 2006. Included in billed receivables at March 31, 2005, March 31, 2006 and June 30, 2006, are billings in excess of cost and estimated earnings of $1.4 million, $0.0 million and $0.0 million respectively.

3.    PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	At March 31,
			At June 30, 2006
	2005	2006
			(unaudited)
Computers and peripherals	$2,965	$3,379	$4,426
Software	1,155	1,184	1,184
Furniture and equipment	1,558	3,671	3,839
Leasehold improvements	884	4,814	4,997

	6,562	13,048	14,446
Less: Accumulated depreciation and amortization	(3,722)	(2,965)	(4,410)

Property and equipment—net	$2,840	$10,083	$10,036

Property and equipment included above that are under capital lease obligations include:
Software	$239	$225	$225
Furniture and equipment	42	58	58
Less: Accumulated depreciation	(52)	(70)	(90)

	$229	$213	$193

4.    GOODWILL AND INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the years ended March 31, 2005 and 2006 and June 30, 2006 are as follows:

	March 31,
			June 30, 2006
	2005	2006
			(unaudited)
Balance as of April 1	$17,444	$17,974	$87,832
Goodwill acquired during the year in connection with the CCI acquisition	530	27	—
Goodwill acquired during the year in connection with the FSC acquisition	—	—	—
Goodwill acquired during the year in connection with the Morgan acquisition	—	69,831	(138)

Balance as of March 31	$17,974	$87,832	$87,694

        The components of acquired other intangible assets as of March 31, 2005, are as follows:

	As of March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Total
Assets subject to amortization:
Customer relationships	$6,580	$(1,642)	$4,938
Noncompete agreements	1,495	(670)	825

Total	$8,075	$(2,312)	5,763

Assets not subject to amortization:
Trade name			3,590

Total			$9,353

        The components of acquired other intangible assets as of March 31, 2006, are as follows:

	As of March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Total
Assets subject to amortization:
Customer relationships	$6,580	$(2,674)	$3,906
Noncompete agreements	1,910	(551)	1,359
Backlog and contracts	7,540	(189)	7,351

Total	$16,030	$(3,414)	$12,616

        The components of acquired other intangible assets as of June 30, 2006, are as follows:

	As of June 30, 2006
	(unaudited)
	Gross Carrying Amount	Accumulated Amortization	Total
Assets subject to amortization:
Customer relationships	$6,580	$(2,933)	$3,647
Noncompete agreements	1,910	(719)	1,191
Backlog and contracts	7,540	(566)	6,974

Total	$16,030	$(4,218)	$11,812

        Aggregate amortization expense of other intangible assets was $0.6 million, $1.3 million, $1.5 million and $0.8 million for the years ended March 31, 2004, 2005 and 2006 and the three months ended June 30, 2006, respectively. Other intangible assets are being amortized on a straight-line basis over a period of 1 to 7 years.

        Estimated amortization expense is as follows for the periods indicated:

Years Ending March 31,
2007	$3,199
2008	3,076
2009	2,552
2010	2,277
Thereafter	1,512

Total	$12,616

5.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses consist of the following:

	As of March 31,
			As of June 30, 2006
	2005	2006
			(unaudited)
Accrued payroll costs	$4,908	$8,776	$7,346
Accrued contract costs	4,776	11,305	14,089
Accrued indirect costs	1,177	2,731	3,159
Accrued additional consideration	530	—	—
Other payables	272	1,279	826

Total accrued expenses	$11,663	$24,091	$25,420

6.    DEBT

	As of March 31,
			As of June 30, 2006
	2005	2006
			(unaudited)
Borrowing under the term loans and revolving lines of credit:
Revolving lines of credit	$21,214	$10,409	$3,825
Term loans	8,833	100,000	99,750

Total debt	30,047	110,409	103,575
Less: current portion	(22,214)	(11,409)	(4,825)

Debt — net of current portion	$7,833	$99,000	$98,750

        Stanley previously had a revolving credit line with SunTrust Bank (the "Bank") that provided for borrowings up to $33.0 million, limited to 90% of eligible receivables. As of March 31, 2005 $9.8 million was available under the line of credit. Borrowings bore interest at the 30-day LIBOR rate plus a spread of 1.6% at March 31, 2005 (4.32% at March 31, 2005). All borrowings were collateralized by accounts receivable, all personal and fixture property of Stanley and all general intangibles including intellectual property. The agreement required Stanley to maintain various covenants and prohibited the payment of dividends. Stanley was in compliance with these covenants as of March 31, 2005. Borrowings under this line were $21.2 million at March 31, 2005.

        Stanley also had a note payable to the Bank totaling $8.8 million at March 31, 2005 (original principal amount of $10.0 million). The interest rate on this term note was the 30-day LIBOR rate plus a spread of 1.95% at March 31, 2005 (4.64% at March 31, 2005). The note was repayable in monthly principal payments aggregating $1.0 million per year, plus interest. The note was collateralized by substantially all of Stanley's assets.

        Stanley refinanced the outstanding borrowings under the above revolving line of credit and note payable in connection with its new senior credit facility described below.

        On February 16, 2006, in order to finance the acquisition of Morgan and to refinance its then-outstanding indebtedness, Stanley entered into a new senior credit facility that included a $50.0 million revolving credit facility. As of March 31, 2006 and June 30, 2006, Stanley had $100.0 million and $99.8 million, respectively of term loan indebtedness outstanding under its senior credit facility. As of March 31, 2006 and June 30, 2006, Stanley's borrowing availability under its revolving credit facility was $39.5 million and $46.2 million, repectively (including outstanding letters of credit). The obligations under the senior credit facility are unconditionally guaranteed by each of the existing and subsequently acquired or organized subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by Stanley and each of its subsidiaries, subject to limited exceptions.

        Under the terms of the credit facility, Stanley is entitled to request an increase in the size of the credit facility by an amount not greater than $75 million in the aggregate. If any lender elects not to increase its commitment under the credit facility, Stanley may designate another bank or other financial institution to become a party to the credit facility.

        The revolving credit facility bears interest at a rate per annum determined based on Stanley's leverage ratio, and Stanley has the option to elect an interest rate equal to either (i) a base rate plus 1.25% (based on Stanley's leverage ratio at March 31, 2006) or (ii) LIBOR plus 2.25% (based on Stanley's leverage ratio at March 31, 2006). An annual fee, also determined based on Stanley's leverage ratio, of 0.50% (based on Stanley's leverage ratio at March 31, 2006) is charged on the unused portion of the revolving credit facility. The term loans under the senior credit facility also bear interest at a rate per annum based on Stanley's leverage ratio, and Stanley has the option to elect an interest rate equal to either (i) a base rate plus 1.50% (based on Stanley's leverage ratio at March 31, 2006) or (ii) LIBOR plus 2.50% (based on Stanley's leverage ratio at March 31, 2006). The weighted average interest rate for the period from February 16, 2006, through June 30, 2006, was 7.42%. The term loans mature in February 2012 and require quarterly principal payments of $0.3 million. The revolving loans mature in February 2011.

        The credit agreement also contains financial covenants as well as a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; repurchases of shares of capital stock and options to purchase shares of capital stock; transactions with affiliates; sale and leaseback transactions; and restricted payments.

        At June 30, 2006, the Company was in compliance with all covenants under its credit facility.

        Future payments required under the term loan as of March 31, 2006 are as follows:

Fiscal Year Ending March 31,	Debt Obligation
2007	$1,000
2008	1,000
2009	1,000
2010	1,000
2011	1,000
Thereafter	95,000

Total debt obligation	$100,000
Less: current portion	(1,000)

Long-term debt obligation	$99,000

7.    ACQUISITIONS

        On February 16, 2006, Stanley acquired Morgan Research Corporation, a privately-held technology company providing engineering and technology services to the federal government, for $76.0 million in cash at closing plus an additional $6.2 million in working capital and other purchase price adjustments. Stanley financed the acquisition through term loan borrowings under a new senior credit facility. This acquisition provides Stanley with a presence in Huntsville, Alabama, which, as a result of the Department of Defense's Base Realignment and Closure, or BRAC, program, will be the new headquarters of the Army Materiel Command, the Army Space and Missile Defense Command and a substantial portion of the Missile Defense Agency. In addition, this acquisition combines the engineering and technology expertise of Morgan with our systems integration capabilities, and provides Stanley with additional key prime contract vehicles. This acquisition enables Stanley to provide complementary information technology and systems engineering services and to offer an expanded suite of solutions to its customers.

        On December 31, 2003, Stanley completed the acquisition of Fuentez Systems Concepts, Inc., an information technology company based in Charleston, South Carolina, for $27.7 million, net of cash acquired and debt assumed. This acquisition combined the systems engineering, production, integration, and C4ISR expertise of FSC with Stanley's network engineering, software, and technical support capabilities to more effectively address the needs of both companies. In accordance with SFAS No. 141, Business Combinations ("SFAS No. 141"), the acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of FSC for the period January 1, 2004, to March 31, 2004 are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets acquired and liabilities assumed based upon the estimated fair values. Of the purchase consideration, $10.1 million has been allocated to goodwill, based upon the excess of the purchase price over the $8.5 million estimated fair value of net tangible assets and the $9.1 million assigned to other identifiable intangible assets (see Note 4). Goodwill of $10.1 million and other identifiable intangible assets of $9.1 million are deductible for tax purposes.

        On September 1, 2002, the Company purchased all the outstanding capital stock of CCI, Incorporated for $5.5 million, net of cash acquired. The acquisition was accounted for under the purchase method of accounting, and accordingly, the results of CCI have been included in the consolidated financial statements beginning September 2, 2002. The payment was financed through Stanley's existing credit facility. The acquired business is a provider of professional, technical, and management services to the federal government. This acquisition enables Stanley to meet growing customer needs, increases the national presence, and longer-term competitiveness in the market. During the years ended March 31, 2004, and March 31, 2005, Stanley paid $1.3 million and accrued $0.5 million, respectively, in additional consideration. The amount accrued as of March 31, 2005, was paid on June 16, 2005. Of the purchase consideration, $5.3 million has been allocated to goodwill, based upon the excess of the purchase price over the $1.9 million estimated fair value of net tangible assets, $2.2 million assigned to other identifiable intangible assets, and $1.8 million in additional payments subsequent to the acquisition date.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, at the date of the acquisition.

	CCI	FSC	Morgan
Current assets	$4,304	$14,724	$15,606
Property and equipment, net	134	322	448
Other assets	86	51	183
Goodwill	3,490	10,115	69,831
Identified intangibles	2,170	9,100	8,350

Total assets acquired	10,185	34,312	94,418
Current liabilities	1,953	6,564	9,792
Other liabilities	658	—	4,067

Total liabilities assumed	2,611	6,564	13,859

Net assets acquired	$7,574	$27,748	$80,559

        Included in identified intangibles arising from the CCI acquisition is $1.6 million related to customer relationships which is being amortized over a period of 6 years. Included in identified intangibles arising from the FSC acquisition are $5.0 million and $1.1 million related to customer contracts and non-compete agreements, respectively, which are being amortized over periods of 6.5 years and 5 years, respectively. Included in identified intangibles arising from the Morgan acquisition are $7.5 million and $0.8 million related to customer contracts and non-compete agreements, respectively, which are being amortized over periods of 5 years and 2 years, respectively.

        The following unaudited pro forma information presents consolidated information as if the acquisition of Morgan had occurred on April 1, 2004. The pro forma information is provided based on historical data that does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of the future results of operations of the combined entity.

	Pro Forma March 31,		Pro Forma Three Months Ended June 30,
	2005	2006	2005	2006
	(in thousands, except per share amounts)
Revenue	$341,798	$345,623	$81,183	$92,555
Net income	$14,972	$11,987	$3,479	$2,484
Basic earnings per share	$1.04	$0.84	$0.24	$0.17
Diluted earnings per share	$0.93	$0.74	$0.22	$0.16

8.    INCOME TAXES

        The provision for Federal and State income taxes for fiscal years ended March 31 consists of the following:

	2004	2005	2006
Current income taxes:
Federal	$4,591	$6,835	$7,001
State	637	1,422	1,562

	5,228	8,257	8,563

Deferred income taxes:
Federal	(755)	(885)	(2,174)
State	(95)	(188)	(681)

	(850)	(1,073)	(2,855)

	$4,378	$7,184	$5,708

        The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities at March 31 are as follows:

	2005		2006
	Assets	Liabilities	Assets	Liabilities
Current:
Accrued vacation	$815	$—	$1,434	$—
Bad debts	330	—	370	—
Unbilled revenue	—	(1,835)	—	(2,450)
Prepaids	—	—	—	(615)
Other	—	—	36	—

Total current	1,145	(1,835)	1,840	(3,065)

Noncurrent:
Restricted stock options	113	—	472	—
Depreciation	—	(322)	—	(606)
Accruals	—	(153)	503	—
Intangibles	—	(666)	—	(2,201)
Morgan contracts	—	—	312	—
Leasehold improvements	—	—	1,136	—
State net operating loss	—	—	212	—
Interest rate swap	—	(148)	—	(189)
Other	60	—	—	(10)

Total noncurrent	173	(1,289)	2,635	(3,006)

Total	$1,318	$(3,124)	$4,475	$(6,071)

        The state net operating loss of $0.2 million above was generated in fiscal 2006 in connection with the Morgan acquisition and is available until fiscal 2026.

        A reconciliation of the statutory Federal income tax rate with Stanley's effective income tax rate at March 31 is as follows:

	2004	2005	2006
Statutory Federal rate	35.00%	35.00%	35.00%
State income taxes—net of Federal income tax benefit	4.35	4.36	4.91
Accruals	(2.51)	—	—
Other	(1.84)	(0.35)	0.98

Effective tax rates	35.00%	39.01%	40.89%

        The results of our operations for the first three months of fiscal year 2007 reflect an effective tax rate of 40.98% compared to 40.89% in the previous year. Our income tax expense and resultant tax rate for the three months ended June 30, 2006, were based on estimated tax rates applicable to each full year after giving affect to any significant items related specifically to the interim periods, such as the settlement of tax matters.

9.    EMPLOYEE STOCK OWNERSHIP PLAN

        Stanley maintains an Employee Stock Ownership Plan ("ESOP") designed to provide employee ownership of the Company's stock. The ESOP is generally available to all U.S. employees and is funded by periodic discretionary contributions approved by the Board of Directors.

        Contributions to the ESOP for the year ended March 31, 2004, were $1.7 million, of which $1.0 million was contributed in cash and the remainder was contributed in the form of 150,000 shares of Stanley's common stock with a fair value, at the date of the contribution, of $4.47 per share.

        Contributions to the ESOP for the year ended March 31, 2005, were $2.0 million, of which $0.8 million was contributed in cash and the remainder was contributed in the form of 150,000 shares and 75,000 shares of Stanley's common stock with a fair value, at the date of the contribution, of $5.37 and $5.59 per share, respectively.

        Contributions to the ESOP for the year ended March 31, 2006, were $2.5 million, all of which was contributed in the form of 150,000 shares, 75,000 shares, and 75,000 shares of Stanley's common stock with a fair value, at the date of the contribution, of $7.83, $8.26 and $9.93 per share, respectively.

        Stanley determines the fair market value of its stock utilizing various methods. The fair market value per common share held by the ESOP was $4.95, $6.94 and $9.93 as of March 31, 2004, 2005 and 2006, respectively.

10.    401(K) PLAN

        Stanley maintains a 401(k) plan for substantially all its employees. Employees may elect to defer up to the maximum amount permissible under the IRS code. After employees have completed a year of service, the Company matches 100% of the first 3% deferred and 50% of the next 2% deferred. Company matching contributions are immediately vested.

        Matching contributions to the 401(k) plan were $1.5 million, $2.0 million and $2.3 million for the years ended March 31, 2004, 2005 and 2006, respectively.

11.    STOCKHOLDERS' EQUITY

  Common Stock

        Holders of common stock vote as a single class, with each share of common stock having one vote per share. Holders of common stock share equally in any dividends declared by the board of directors.

        Stanley purchased 182,100 shares of treasury stock from three of its shareholders and 600 shares of treasury stock from two of its shareholders for the years ended March 31, 2004 and 2005, respectively, and 327,060 shares of treasury stock from fifteen of its shareholders for the year ended March 31, 2006. The shares were recorded at cost.

        Stanley purchased 366,360, 909,450 and 338,250 shares of treasury stock from the ESOP for the years ended March 31, 2004, 2005 and 2006, respectively. The shares were recorded at cost.

  Deferred Compensation and Stock Options

        Under the Executive Deferred Compensation and Equity Incentive Plan (the "Plan"), Stanley is authorized to provide awards for a maximum of 15,000,000 shares of common stock to key employees and non-employee directors. The Plan allows for cash awards, restricted stock awards, restricted stock trust awards and option awards. Vesting periods of these awards vary. Holders of restricted stock awards have voting rights with respect to the awards. Holders of restricted stock trust awards do not. The option awards may have an exercise price that ranges from 85% to 110% of the fair market value of the common stock on the date the option is granted. No stock-based compensation expense related to stock options has been recorded prior to the adoption of SFAS 123(R) as all options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant. No cash awards have been awarded for the periods presented.

        During the year ended March 31, 2004, Stanley granted 499,350 option awards. The vesting period of these awards ranged from zero to five years. All options were issued with an exercise price equal to the fair market value of the underlying stock on the date of the award, which varied between $2.35 and $3.33 per share.

        Additionally, Stanley offered certain executives the option to exchange their unvested restricted stock awards for restricted stock trust awards. The vesting period of the new awards was the same as the vesting period of the respective cancelled awards. As a result of this offer, a total of 940,200 restricted stock awards were cancelled and reissued as restricted stock trust awards. Stanley recorded the cancellation of the previous stock grant as a reduction to deferred compensation and treasury stock in the amount of the unamortized deferred compensation associated with the initial stock grant of $1.6 million. Stanley recorded the shares underlying the new restricted stock trust awards from its treasury at the fair value on the date of the exchange of $3.1 million ($3.33 per share). The effect of the exchange will result in compensation being recorded over the vesting period equal to the value of the grant at the date of the exchange.

        During the year ended March 31, 2005, Stanley granted 133,500 option awards. The vesting period of these awards ranged from zero to five years. Options were issued with an exercise price equal to the fair market value of the stock at the date of the award, which varied between $3.33 and $3.72 per share.

        During the year ended March 31, 2006, Stanley granted 445,500 option awards. The vesting period of these awards is five years. Options were issued with an exercise price equal to or below the estimated fair market value of the stock on the date of the award. These exercise prices varied between $4.19 and $6.56 per share.

        For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Under the Black-Scholes model, the total value of options granted in 2004, 2005 and 2006, was $0.2 million, $0.1 million and $0.1 million, respectively. These options would be amortized on a pro forma basis based upon the vesting schedule specified in the option agreement. The weighted average fair value of an individual option granted in 2004, 2005 and 2006 was $0.61, $0.90 and $1.57, respectively. The fair value of Stanley's stock-based option awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

	March 31,
	2004	2005	2006
Expected volatility	0%	0%	0%
Risk-free interest rate	3.31%	4.23%	4.76%
Expected life (years)	7.5 years	7.5 years	7.5 years

        A summary of stock option activity during the years ended March 31 is as follows:

	2004		2005		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,914,210	$1.09	2,319,840	$1.39	2,279,940	$1.47
Granted during the year	499,350	$2.47	133,500	$3.37	445,500	$5.17
Exercised during the year	(72,720)	$0.85	(126,300)	$1.76	(109,020)	$1.03
Forfeited during the year	(21,000)	$2.10	(47,100)	$1.99	(31,800)	$3.46

Outstanding, end of year	2,319,840	$1.39	2,279,940	$1.47	2,584,620	$2.10

Options exercisable, end of year	1,633,140		1,701,540		1,807,920

        The following table summarizes information about stock options outstanding at March 31, 2006:

Exercise Price	Number Outstanding at March 31, 2006	Weighted Average Remaining Life	Number Exercisable at March 31, 2006
0.50	412,320	1.0	412,320
0.53	383,400	2.0	383,400
1.44	297,600	3.0	297,600
1.59	9,000	3.0	9,000
1,78	498,300	4.2	498,300
1.95	15,000	4.2	15,000
1.68	5,940	5.6	5,940
2.05	4,890	6.5	4,890
2.35	275,400	7.1	100,800
2.59	108,000	7.1	43,200
2.80	3,570	7.3	3,570
3.33	18,000	7.9	7,200
3.33	120,000	8.1	24,000
3.72	2,700	8.3	2,700
4.22	240,000	9.1	—
4.22	3,000	9.2	—
5.50	15,000	9.6	—
6.56	172,500	9.9	—

	2,584,620		1,807,920

        Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, "Statement 123(R)" using the prospective-transition method. Under that transition method, compensation cost recognized in the quarter ended June 30, 2006 includes compensation cost for all share-based payments granted on or after April 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). The Company is required to account for any portion of awards outstanding at the date of adoption of Statement 123(R) using the accounting principles originally applied to those awards.

        As a result of adopting Statement 123(R) on April 1, 2006, the Company's income before income taxes and net income for the quarter ending June 30, 2006, are $0.08 million and $0.05 million lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Basic and diluted earnings per share for the quarter ended June 30, 2006 are the same $0.17 and $0.16, respectively, under both Statement 123(R) and Opinion 25.

        The Company will continue to present all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows for share-based payment arrangements in effect prior to the adoption of Statement 123(R). For share-based payment arrangements awarded subsequent to the adoption of Statement 123(R), Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those share-based payment arrangements (excess tax benefits) to be classified as financing cash flows. There were no excess tax benefits associated with share-based payment arrangements accounted for under Statement 123(R).

        During the quarter ended June 30, 2006, the Company granted 799,500 option awards. The vesting period for these awards was five years. Options were issued with an exercise price below the estimated fair market value of the stock at the date of the award. These exercise prices varied between $6.56 and $8.65 per share.

        The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton closed-form option-pricing model that uses the assumptions noted in the following table. Expected volatility is based on a weighted-average of the historical volatilities of similar public entities. The valuation model includes an assumed forfeiture rate of 7.5 percent. The expected term of options granted is derived using the simplified method and represents the period of time that options granted are expected to be outstanding. Options granted meet the criteria of "plain vanilla" for purposes of applying the simplified method. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Quarter Ended June 30, 2006
Expected volatility	35.8%
Weighted-average volatility	35.8%
Expected dividends	0.0%
Expected term (in years)	4.0-6.5
Risk-free rate	4.9%-5.1%

        A summary of option activity under the Plan as of June 30, 2006, and changes during the quarter then ended, are presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)

Outstanding at April 1, 2006	2,584,620	$2.10
Granted	799,500	7.93
Exercised	390,660	1.03
Forfeited or expired	12,000	5.98

Outstanding at June 30, 2006	2,981,460	$3.79	6.0	$17,348

Vested or expected to vest at June 30, 2006	1,582,380	$1.50	3.5	$12,836

Exercisable at June 30, 2006	1,582,380	$1.50	3.5	$12,836

        The weighted-average grant-date fair value of options granted during the quarter ended June 30, 2006 was $4.44 per option. The total intrinsic value of options exercised and share based liabilities paid during the quarter ended June 30, 2006 was $3,353,453 and zero, respectively. Tax benefits realized from stock options exercised during the quarter ended June 30, 2006 was $0.1 million.

        As of June 30, 2006, there was $3.4 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan during the quarter then ended. That cost is expected to be recognized over a weighted-average period of 4.7 years.

        During the quarter ended June 30, 2006, there were no modifications to share-based payment arrangements.

        The following summarizes share issuances and option grants since June 30, 2005:

Time Period	Number of Shares Issued or Options Granted	Weighted Average Fair Value on Date of Issuance or Grant
Quarter ended September 30, 2005	18,540	$5.84
Quarter ended December 31, 2005	19,650	$5.84
Quarter ended March 31, 2006	172,500	$6.98
Quarter ended June 30, 2006	825,750	$9.47

        In addition, the Company contributed 150,000, 75,000 and 75,000 newly issued shares to the ESOP on September 30, 2005, December 22, 2005, and March 29, 2006, respectively. Furthermore, on November 7, 2005, November 15, 2005, and April 12, 2006, newly issued shares were purchased from the Company in aggregate amounts of 36,300, 4,500 and 26,250 shares, respectively.

        During the quarter ended June 30, 2006, the Company granted 11,250 restricted stock awards and 15,000 restricted stock trust awards. The vesting period for these awards is two years. Restricted shares were issued at $6.56 per share, which is below the estimated fair value of $6.98 as of the grant date. The assumed forfeiture rate applicable to restricted shares granted in the quarter was zero percent.

        The fair market value of each issuance and grant was determined by the Company on a contemporaneous basis. The Company will record stock-based deferred compensation of approximately $1.4 million in connection with compensatory grants of stock options and shares of restricted stock awarded during fiscal 2006 and fiscal 2007. Approximately $0.1 million of compensation expense will be recognized during the fiscal quarter ended September 30, 2006. The remaining deferred compensation will be amortized over the remaining vesting period of the awards, which is five years.

12.    COMMITMENTS AND CONTINGENCIES

        Operating Leases—Stanley leases buildings and equipment under various operating leases with lease terms ranging from one month to ten years. The rental payments under certain of the leases are based on a minimum rental plus a percentage of the operating expenses. The minimum rental of certain leases is also adjusted annually based on the Consumer Price Index. The following is a schedule of the future minimum lease payments required under operating leases that have initial non-cancelable lease terms in excess of one year as of March 31, 2006:

Fiscal Year Ending March 31,	Minimum Lease Commitments
2007	$6,277
2008	5,573
2009	4,537
2010	4,160
2011	3,232
Thereafter	8,322

$32,101

        Step rent provisions and escalation clauses are taken into account in computing minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term. For lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, minimum lease payments are based on the index or rate at the lease's inception and rent expense is recognized based on the amount paid. Rent abatements are amortized as reductions in rent expense over the term of the respective leases. Tenant improvements are is capitalized and depreciated over the term of the respective leases and associated deferred rent is amortized as reductions in rent expense.

        Total rent expense for the fiscal years ended March 31, 2004, 2005 and 2006, was $3.2 million, $4.1 million and $5.6 million, respectively.

        Capital Leases—Stanley has capital lease arrangements for certain office equipment and software licenses that are included in property and equipment in the accompanying balance sheet in the amount of less than $0.2 million and $0.2 million, net of accumulated depreciation, at March 31, 2005 and March 31, 2006, respectively. The assets under capital leases are amortized on straight-line basis over the shorter of the respective useful lives or the lease term. The obligations are collateralized by the related leased equipment.

        Future minimum lease payments required under the capital leases at March 31, 2006, are as follows:

Fiscal Year Ending March 31,	Minimum Lease Commitments
2007	$104
2008	19
2009	13

Total minimum lease payments	136
Less: amount representing interest	(7)

Present value of minimum lease payments	129
Less: current portion	(99)

Long-term portion	$30

        Contract Cost Audits—Substantially all payments to Stanley under cost-reimbursable contracts and subcontracts with the U.S. Government are provisional payments, which are subject to potential adjustments upon audit by the Defense Contract Audit Agency. Audits through fiscal year 2002 have been completed. In the opinion of management, adjustments resulting from the audits of all subsequent years are not expected to have a material effect on the Company's financial position, results of operations or cash flows.

13.    UNAUDITED QUARTERLY FINANCIAL DATA

        Unaudited summarized financial data by quarter for the fiscal years ended March 31, 2004, 2005 and 2006 is presented in the table below.

	June 30	September 30	December 31	March 31
	(in thousands, except per share data)
Fiscal 2006
Revenues	$64,827	$66,859	$68,936	$84,179
Operating income	4,104	5,317	5,382	1,495
Net income	2,370	2,905	3,019	(44)
Basic EPS	$0.17	$0.20	$0.22	$0.00
Diluted EPS	0.15	0.18	0.19	0.00
Fiscal 2005
Revenues	$73,726	$78,990	$61,786	$67,954
Operating income	5,097	6,484	3,159	4,496
Net income	2,981	3,934	1,624	2,693
Basic EPS	$0.20	$0.27	$0.11	$0.19
Diluted EPS	0.19	0.25	0.10	0.17
Fiscal 2004
Revenues	$34,806	$41,849	$38,711	$63,375
Operating income	2,377	2,724	2,523	5,141
Net income	1,400	1,741	1,705	3,288
Basic EPS	$0.09	$0.12	$0.12	$0.23
Diluted EPS	0.09	0.11	0.11	0.21

Independent Auditor's Report

To the Board of Directors
Morgan Research Corporation
Huntsville, Alabama

        We have audited the accompanying balance sheets of Morgan Research Corporation as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Research Corporation as of December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  BEASON & NALLEY, INC.

CERTIFIED PUBLIC ACCOUNTANTS

February 11, 2006

MORGAN RESEARCH CORPORATION
Balance Sheets

	As of December 31,
	2005	2004	2003
Current Assets:
Cash and cash equivalents	$8,603,363	$6,953,126	$4,782,782
Contracts receivable	11,716,928	7,834,094	2,762,237
Other receivables	15,544	4,809	—
Income tax receivable	—	—	100,107
Prepaid expenses	46,202	48,827	18,792
Deferred income taxes	316,866	233,842	134,219

Total Current Assets	20,698,903	15,074,698	7,798,137
Furniture and Equipment, net	498,428	530,840	395,402

Total Assets	$21,197,331	$15,605,538	$8,193,539

Current Liabilities:
Accounts payable	$5,044,596	$3,518,193	$1,134,800
Income taxes payable	25,273	216,385	—
Accrued expenses	3,650,621	3,426,938	1,837,036
Billings in excess of costs and estimated earnings	40,410	47,377	39,471

Total Current Liabilities	8,760,900	7,208,893	3,011,307
Deferred income taxes	103,673	123,452	81,241

Total Liabilities	8,864,573	7,332,345	3,092,548
Stockholders' Equity:
Common stock $.0001 par value, 10,000,000 shares authorized; 9,315,710, 9,098,290 and 8,884,350 issued at 2005, 2004 and 2003, respectively	931	909	888
Paid-in capital	2,581,284	146,141	75,853
Deferred compensation	(1,943,055)	—	—
Retained earnings	11,774,536	8,192,827	5,090,134
Treasury stock, at cost (134,280, 126,480 and 125,260 shares at 2005, 2004 and 2003, respectively)	(80,938)	(66,684)	(65,884)

Total Stockholders' Equity	12,332,758	8,273,193	5,100,991

Total Liabilities and Stockholders' Equity	$21,197,331	$15,605,538	$8,193,539

The accompanying notes are an integral part of the financial statements.

MORGAN RESEARCH CORPORATION
Statements of Income

	Year Ended December 31,
	2005	2004	2003
Contract Revenue:
8(a)	$304,109	$321,598	$810,678
Non 8(a)	66,572,416	50,554,000	26,582,947

Total Contract Revenue	66,876,525	50,875,598	27,393,625
Cost of Operations:
Direct costs	46,337,119	34,391,443	18,050,699
Indirect costs	14,069,553	11,515,948	7,277,731

Total Cost of Operations	60,406,672	45,907,391	25,328,430

Income From Operations	6,469,853	4,968,207	2,065,195
Other Income (Expenses):
Interest income, net	191,457	55,182	42,329
Other expenses, net	(236,410)	(79,938)	(81,627)

Total Other Expenses	(44,953)	(24,756)	(39,298)

Income Before Income Taxes	6,424,900	4,943,451	2,025,897
Provision for Income Taxes	2,543,191	1,840,758	747,786

Net Income	$3,881,709	$3,102,693	$1,278,111

The accompanying notes are an integral part of the financial statements.

MORGAN RESEARCH CORPORATION
Statements of Changes in Stockholders' Equity

	Common Stock Shares	Common Stock	Paid-in Capital	Deferred Compensation	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2003	8,699,220	$870	$31,737	$—	$3,812,023	$(208)	$3,844,422
Net income	—	—	—	—	1,278,111	—	1,278,111
Issuance of common stock	185,130	18	44,116	—	—	—	44,134
Purchase of treasury stock	—	—	—	—	—	(65,676)	(65,676)

Balance, December 31, 2003	8,884,350	888	75,853	—	5,090,134	(65,884)	5,100,991
Net income	—	—	—	—	3,102,693	—	3,102,693
Issuance of common stock	213,940	21	70,288	—	—	—	70,309
Purchase of treasury stock	—	—	—	—	—	(800)	(800)

Balance, December 31, 2004	9,098,290	909	146,141	—	8,192,827	(66,684)	8,273,193
Net income	—	—	—	—	3,881,709	—	3,881,709
Dividend	—	—	—	—	(300,000)	—	(300,000)
Issuance of common stock	217,420	22	103,477	—	—	—	103,499
Purchase of treasury stock	—	—	—	—	—	(14,254)	(14,254)
Deferred compensation under stock option plan	—	—	2,331,666	(2,331,666)	—	—	—
Amortization of deferred compensation	—	—	—	388,611	—	—	388,611

Balance, December 31, 2005	9,315,710	$931	$2,581,284	$(1,943,055)	$11,774,536	$(80,938)	$12,332,758

The accompanying notes are an integral part of the financial statements.

MORGAN RESEARCH CORPORATION
Statements of Cash Flows

	Year Ended December 31,
	2005	2004	2003
Cash Flows From Operating Activities:
Net Income	$3,881,709	$3,102,693	$1,278,111
Adjustments to reconcile net income to net cash and cash equivalents provided (used) by operating activities:
Depreciation expense	194,121	171,478	159,428
Loss on disposal of furniture and equipment	—	—	1,047
Amortization of deferred compensation	388,611	—	—
Deferred income taxes	(102,803)	(57,412)	(25,693)
Change in:
Contracts receivable	(3,882,834)	(5,071,857)	752,194
Other receivables	(10,735)	(4,809)	1,758
Income tax payable/ receivable	(191,112)	316,492	19,939
Prepaid expenses	2,625	(30,035)	4,474
Accounts payable	1,526,403	2,383,393	67,923
Accrued expenses	223,683	1,589,902	152,132
Billings in excess of costs and estimated earnings	(6,967)	7,906	39,471

Total adjustments	(1,859,008)	(694,942)	1,172,673

Net Cash provided by Operating Activities	2,022,701	2,407,751	2,450,784

Cash Flows From Investing Activities:
Purchase of furniture and equipment	(161,709)	(306,916)	(106,721)
Proceeds from sale of furniture and equipment	—	—	500

Net Cash Used by Investing Activities	(161,709)	(306,916)	(106,221)

Cash Flows From Financing Activities:
Issuance of common stock	103,499	70,309	44,134
Purchase of treasury stock	(14,254)	(800)	(65,676)
Dividend payments	(300,000)	—	—

Net Cash (Used) Provided by Financing Activities	(210,755)	69,509	(21,542)

Net Increase in Cash and Cash Equivalents	1,650,237	2,170,344	2,323,021
Cash and Cash Equivalents, beginning of year	6,953,126	4,782,782	2,459,761

Cash and Cash Equivalents, end of year	$8,603,363	$6,953,126	$4,782,782

Supplemental Information:
Cash paid for:
Income taxes	$2,840,087	$1,660,047	$753,900

The accompanying notes are an integral part of the financial statements.

MORGAN RESEARCH CORPORATION
Notes to Financial Statements

1.    Summary of Significant Accounting Policies

        Nature of Business—Morgan Research Corporation ("Morgan"), a woman-owned small business, was incorporated in Huntsville, Alabama in 1988. Morgan was certified in November 1996 as a Minority Enterprise under Section 8(a) of the Small Business Act of 1958 and primarily provides high technology research and development, engineering, logistics and information technology services to governmental entities as well as industry. Morgan graduated from its 8(a) status in November 2005. Revenues are derived through U.S. government contracts.

        Cash and Cash Equivalents—For purposes of reporting cash flows, Morgan considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

        Contracts Receivable—Customers are typically the U.S. government, various government agencies and prime contractors under contract with the U.S government. Management considers all contract receivables at year-end to be collectible; and therefore, no allowance for doubtful accounts has been provided.

        Furniture and Equipment—Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of three to ten years.

        Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for renewals and betterments are capitalized and written off through depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting is reflected in the statement of income.

        Billings in Excess of Costs and Estimated Earnings—Billings in excess of costs and estimated earnings on uncompleted contracts consist of amounts for which contract billings have been presented but goods and services required under the contracts or programs have not yet been provided or revenue recognized.

        Revenue Recognition—Revenue on cost-plus-award-fee and cost-plus-fixed-fee contracts is recognized to the extent of reimbursable costs incurred plus a proportionate amount of the fixed or award fee earned. Revenue on fixed-price contracts is recognized on the percentage of completion method based on costs incurred in relation to total estimated costs. Revenue on time and materials contracts is recognized to the extent of fixed billable rates for hours delivered plus reimbursable costs. Provisions for estimated losses on contracts are recognized in the period in which the revisions are determined. Unbilled contracts receivable are stated at estimated realizable value.

        Income Taxes—Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes represent income taxes on income and expenses included in the financial statements, which will not be reported as taxable income or expenses until future periods. Deferred tax asset and liability amounts are recognized for the future tax benefits and liabilities attributable to differences between the financial statement carrying amount and the carrying amount for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled.

        Concentration of Credit Risk—Financial instruments that potentially subject Morgan to concentrations of credit risk consist principally of cash and contracts receivable. Morgan maintains cash in accounts with high quality, federally insured financial institutions. At times, the balances in these accounts may be in excess of federally insured limits. Morgan also extends credit to its customers, primarily governmental agencies.

        Substantially all of the Morgan's sales were to U.S. government agencies or to prime contractors under contract with the U.S. government.

        Use of Estimates—Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

        Reclassification—Certain reclassifications have been made to the 2004 and 2003 financial statement amounts in order to conform to the 2005 presentation.

        New Accounting Pronouncement—In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (SFAS 123R), Share-Based Payment. SFAS 123R supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS 123R is effective for private companies in fiscal years beginning after December 15, 2005. This pronouncement requires fair value measurement of share-based payments granted and the recognition of the related compensation costs over the vesting period. In 2005, Morgan used the Black-Scholes Model formula to estimate the fair value of stock options granted to employees, but used the fair value measurement for disclosure purposes only (Note 9). Morgan will adopt SFAS 123R, using the prospective transition method, beginning January 1, 2006. Morgan is currently evaluating the effect of implementing SFAS 123R on the financial statements.

2.    Contracts Receivable

        Contracts receivable as of December 31, 2005, 2004 and 2003, are comprised of the following:

	2005	2004	2003
U.S. Government:
Amounts billed	$10,765,229	$7,504,589	$2,673,591
Unbilled recoverable costs and estimated earnings	951,699	329,505	88,646

Total U.S. government	$11,716,928	$7,834,094	$2,762,237

        U.S. government amounts billed include billed amounts for government contracts and subcontracts directly with prime contractors under contract with the U.S government. Unbilled amounts are classified as current assets since substantially all amounts are expected to be realized within one year. Retainage on government contracts that are expected to be collected during the next fiscal year are $51,085, $51,085 and $64,813 as of December 31, 2005, 2004 and 2003, respectively, which are included in unbilled recoverable costs and estimated earnings. Costs related to certain contracts are subject to adjustment resulting from negotiation and audit between Morgan and its customers, including representatives of the U.S. government. Revenues for such contracts and the related unbilled receivables have been recorded in amounts that are expected to be realized.

3.    Concentration of Credit Risk and Major Customers

        In 2005, four contracts represented 30%, 31%, 12% and 10% of total revenues and 11%, 31%, 5% and 30% of total contracts receivable, respectively, at December 31, 2005. In 2004, four contracts represented 10%, 29%, 12% and 11% of total revenues and 6%, 46%, 7% and 4% of total contracts receivable, respectively, at December 31, 2004. In 2003, two contracts represented 59% and 24% of total revenues and 46% and 28% of total contracts receivable, respectively, at December 31, 2003.

4.    Furniture and Equipment

        A summary of furniture and equipment as of December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003
Lab equipment	$195,763	$148,237	$119,830
Furniture and fixtures	363,698	323,484	275,638
Computer equipment	1,012,714	940,451	716,459
Constructed assets	49,104	49,104	49,104

	1,621,279	1,461,276	1,161,031
Less: Accumulated depreciation	(1,122,851)	(930,436)	(765,629)

Furniture and equipment, net	$498,428	$530,840	$395,402

        Depreciation expense for the years ended December 31, 2005, 2004 and 2003 totaled $194,121, $171,478 and $159,428, respectively.

5.    Line of Credit

        Morgan has an open revolving line of credit at a local financial institution that permits Morgan to borrow up to $10,000,000, $10,000,000 and $4,000,000 at December 31, 2005, 2004 and 2003, respectively. Interest is payable monthly at the bank's LIBOR rate plus two percentage points at December 31, 2005, 2004 and 2003. The line is scheduled to expire on May 16, 2006. The outstanding balance was $0 as of December 31, 2005, 2004 and 2003. The financial institution has a security interest in contracts receivable and equipment. The financial institution requires that Morgan comply with various financial and reporting covenants.

6.    Income Taxes

        The provision for income taxes consisted of the following for the year ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Current:
Federal	$2,300,651	$1,656,231	$684,099
State	345,344	242,922	93,566

	2,645,995	1,899,153	777,665
Deferred:
Federal	(90,239)	(50,390)	(26,739)
State	(12,565)	(8,005)	(3,140)

	(102,804)	(58,395)	(29,879)

Provision for income taxes	$2,543,191	$1,840,758	$747,786

        Morgan did not record any valuation allowances against deferred tax assets at December 31, 2005, 2004 or 2003. The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of accrued leave, patent expenses, acquisition labor costs and the provision for depreciation.

7.    Operating Leases

        On December 31, 2005, Morgan was obligated under certain operating leases for facilities and equipment. Minimum future rental payments under non-cancelable operating leases having originating terms in excess of one year as of December 31, 2005, are as follows:

2006	$349,034
2007	349,711
2008	79,528
2009	19,436

Total future minimum lease payments	$797,709

        Total rent expense under operating lease agreements, including lease agreements with expiration dates of less than one year, for the years ended December 31, 2005, 2004 and 2003 was $387,277, $339,670 and $252,770, respectively.

8.    Profit Sharing Plan

        Morgan has established a 401(k) profit sharing plan for all eligible employees. The plan provides for employee contributions ranging from 0% to 60% of their earnings. Employer contributions to the plan are made on a tiered match equal to 100% of the first 3% of the participant's compensation and 50% of the next 2% of the participant's compensation. Morgan expensed a total of $842,337, $627,804 and $412,172 for contributions to the plan for the years ended December 31, 2005, 2004 and 2003, respectively.

        Morgan may make additional profit sharing contributions to all eligible employees at the discretion of the Board of Directors. Discretionary employer contributions to the plan were $534,496, $536,002 and $357,169 for the years ended December 31, 2005, 2004 and 2003, respectively.

9.    Stock Options

        Morgan established a stock option plan for employees at the discretion of the Stock Option Committee of the Board of Directors. Options are exercisable in five equal installments commencing upon the date of grant and expire in successive one-year periods. Stock options were granted at the estimated fair market value of the stock at the date of the grant in 2004 and 2003. The vesting periods range from one to five years of continuous employment from the date of grant. If the employees do not exercise the options prior to the one-year period, then the options are forfeited by the employee. The total number of shares that were available for grant under the plan was 184,700, 467,760 and 645,940 at December 31, 2005, 2004 and 2003, respectively.

        In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), which requires that financial statements include certain disclosures about the stock-based employee compensation and allows, but does not require, a fair value-based method of accounting for such compensation. As allowed under the provisions of Statement No. 123, Morgan has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock based plan. Accordingly, no compensation cost has been recognized for its stock option plan in 2004 and 2003. As discussed in Note 10, Morgan sold all of its outstanding stock at a value of $8.53 per share in February 2006. Due to this subsequent event, Morgan recorded compensation expense based on the $8.53 transaction price per share. Accordingly, deferred compensation aggregating $2,331,666 was recorded for the difference between the $8.53 per share value and the exercise price for all options granted in 2005. The deferred compensation is being amortized over the five-year vesting period, which resulted in compensation expense of $388,611 being recognized in 2005.

        For purposes of pro forma disclosures, for the options granted in 2004 and in prior years, the estimated fair value of the stock options is amortized to expense over the options' vesting period. The effects of SFAS No. 123 would have reduced net income to the pro forma amounts indicated below:

	2005	2004	2003
Net Income:
As reported	$3,881,709	$3,102,693	$1,278,111
Pro forma	$3,861,350	$3,098,716	$1,272,349

        In determining the pro forma amount, the value of the options granted is estimated at the grant date using the fair value method prescribed in Statement No. 123, with the following assumptions for grants during 2004: dividend rate of 0%; risk-free interest rate of 3.5%; expected life of 1 to 5 years; and essentially no expected price volatility.

        Details of the stock options outstanding as of December 31, 2005, 2004 and 2003 are as follows:

	Number of Options	Weighted-Average Exercise Price
Options outstanding at December 31, 2002	656,940	$0.20
Granted	242,000	0.63
Exercised	(185,130)	0.24
Expired/forfeited	(118,840)	0.22

Options outstanding at December 31, 2003	594,970	0.36
Granted	194,100	0.66
Exercised	(213,940)	0.33
Expired/forfeited	(14,700)	0.51

Options outstanding at December 31, 2004	560,430	0.48
Granted	302,000	0.75
Exercised	(217,420)	0.48
Expired/forfeited	(11,140)	0.43

Options outstanding at December 31, 2005	633,870	$0.61

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
$0.16–0.75	633,870	3.13 years	$0.61	126,450	$0.45

10.    Subsequent Events

        In February 2006, all of Morgan's outstanding stock was acquired by Stanley, Inc. for a share price of $8.53.

6,300,000 Shares

Stanley, Inc.

Common Stock

P R O S P E C T U S

                        , 2006

Citigroup

Wachovia Securities

Raymond James

Cowen and Company

Stifel Nicolaus

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and NASD filing fee) are estimated.

SEC registration fee	$13,910
Listing fee	150,000
NASD filing fee	13,500
Printing and engraving costs	375,000
Legal fees and expenses	1,325,000
Accounting fees and expenses	450,000
Transfer Agent and Registrar fees and expenses	13,500
Miscellaneous	459,090

Total	$2,800,000

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

        Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Our bylaws generally provide that we will indemnify our directors and officers to the fullest extent permitted by law.

        We also maintain and have obtained additional officers' and directors' liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

        Section 8 of the Underwriting Agreement, filed as Exhibit 1.1, provides that the Underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 8 of the Underwriting Agreement also provides that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act. The issuance of shares to our Employee Stock Ownership Plan (the "ESOP") did not constitute sales within the meaning of the Securities Act. Each of the other transactions described below were conducted in reliance upon the exemptions from registration provided in Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All information in this Item 15 of Part II reflects the 30-for-1 stock split, which took effect on September 12, 2006.

        During the fiscal year ended March 31, 2004, five employees exercised options to purchase 72,720 shares of the Company's common stock at an aggregate exercise price of $61,904.

        During the fiscal year ended March 31, 2005, 18 employees exercised options to purchase 126,300 shares of the Company's common stock at an aggregate exercise price of $222,471.

        During the fiscal year ended March 31, 2006, 16 employees exercised options to purchase 109,020 shares of the Company's common stock at an aggregate exercise price of $112,745.

        During the quarter ended June 30, 2006, 23 employees exercised options to purchase 390,660 shares of the Company's common stock at an aggregate exercise price of $400,790.

        During the quarter ended September 30, 2006, one employee exercised options to purchase 3,900 shares of the Company's common stock at an aggregate exercise price of $14,335.

        During the fiscal year ended March 31, 2004, the Company granted options to purchase 499,350 shares of the Company's common stock at a weighted average exercise price of $2.47.

        During the fiscal year ended March 31, 2005, the Company granted options to purchase 133,500 shares of the Company's common stock at a weighted average exercise price of $3.37.

        During the fiscal year ended March 31, 2006, the Company granted options to purchase 445,500 shares of the Company's common stock at a weighted average exercise price of $5.17.

        During the quarter ended June 30, 2006, the Company granted options to purchase 799,500 shares of the Company's common stock at a weighted average exercise price of $7.93.

        During the fiscal year ended March 31, 2004, the Company issued an aggregate of 150,000 shares of the Company's common stock to the ESOP as a contribution.

        During the fiscal year ended March 31, 2005, the Company issued an aggregate of 225,000 shares of the Company's common stock to the ESOP as a contribution.

        During the fiscal year ended March 31, 2006, the Company issued an aggregate of 300,000 shares of the Company's common stock to the ESOP as a contribution.

        During the fiscal year ended March 31, 2004, the Company issued an aggregate of 940,200 shares of the Company's common stock to a trust for the benefit of 13 employees.

        During the fiscal year ended March 31, 2006, the Company issued an aggregate of 418,500 shares of the Company's common stock to a trust for the benefit of 14 employees.

        During the quarter ended June 30, 2006, the Company issued 15,000 shares of the Company's common stock to a trust for the benefit of one employee.

        During the quarter ended June 30, 2006, the Company issued 11,250 shares of the Company's common stock to an employee as compensation. These shares were valued at the time of issuance at $7.54 per share, for an aggregate value of $84,825.

        During the fiscal year ended March 31, 2005, the Company issued and sold to two members of the Company's board of directors an aggregate of 47,340 shares of the Company's common stock at a per share price of $4.22 for an aggregate purchase price of $199,933.

        During the fiscal year ended March 31, 2006, the Company issued and sold to three members of the Company's board of directors an aggregate of 40,800 shares of the Company's common stock at a per share price of $5.50 for an aggregate purchase price of $224,454.

        During the fiscal year ended March 31, 2006, the Company issued to four members of the Company's board of directors an aggregate of 23,190 shares of the Company's common stock as compensation for their service on our board of directors. These shares were valued at the time of issuance at $5.84 per share, for an aggregate value of $135,429.60.

        During the quarter ended September 30, 2006, the Company issued to five members of the Company's board of directors an aggregate of 21,600 shares of the Company's common stock as compensation for their service on our board of directors. These shares were valued at the time of issuance at $10.28 per share, for an aggregate value of $222,048.

        During the quarter ended June 30, 2006, the Company issued and sold to one of our executive officers 30,000 shares of the Company's common stock at a per share price of $6.56 for an aggregate purchase price of $196,900.

Item 16.        Exhibits and Financial Statement Schedule.

  (a)
  Exhibits

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of Stanley, Inc.
3.3**	Amended and Restated Bylaws of Stanley, Inc.
4.1**	Specimen Stock Certificate.
5.1**	Opinion of Cravath, Swaine & Moore LLP.
10.1**	1995 Stock Incentive Plan, as amended as of October 11, 2001.
10.2**	Stockholders' Agreement dated as of August 27, 1997, as amended as of October 1, 2000.
10.3**	Amendment No. 2 to Stockholders' Agreement dated as of August 27, 1996.
10.4**	Amendment No. 3 to Stockholders' Agreement dated as of August 27, 1996.
10.5**	Amendment No. 4 to Stockholders' Agreement dated as of August 27, 1996.
10.6**	Executive Deferred Compensation and Equity Incentive Plan, as of January 30, 2002.
10.7**	Executive Deferred Compensation and Equity Incentive Plan Trust, as of March 5, 2004.
10.8**	Change in Control and Severance Agreement, dated March 20, 2006, between the Company and Brian J. Clark.

10.9**	Revolving Credit and Term Loan Agreement, dated as of February 16, 2006, among Stanley, Inc., as Borrower, the Lenders From Time to Time Party Hereto, and SunTrust Bank, as Administrative Agent.
10.10**	Security Agreement, dated as of February 16, 2006, among Stanley, Inc., as Borrower, the Subsidiaries of the Borrower Party Hereto, as Grantors, and SunTrust Bank, as Administrative Agent.
10.11**	Subsidiary Guaranty Agreement, dated as of February 16, 2006, among the Subsidiaries of Stanley, Inc. Listed on Schedule I Hereto, and SunTrust Bank, as Administrative Agent.
10.12**	Amendment No. 1 to Executive Deferred Compensation and Equity Incentive Plan, as of June 28, 2006.
10.13**	2006 Omnibus Incentive Compensation Plan.
21.1**	List of subsidiaries of Stanley, Inc.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Beason & Nalley, Inc.
23.3**	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).
24.1**	Powers of Attorney.
24.2**	Powers of Attorney.

**
Previously filed.

(b)
Financial Statement Schedule.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes as follows:

  (1)
  The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (2)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

  (3)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, state of Virginia, on the 4th day of October, 2006.

STANLEY, INC.
By:	/s/ PHILIP O. NOLAN
	Name:	Philip O. Nolan
	Title:	Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities indicated on the 4th day of October, 2006.

Signature	Title

/s/ PHILIP O. NOLAN Philip O. Nolan	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ BRIAN J. CLARK Brian J. Clark	Chief Financial Officer (Principal Financial and Accounting Officer)
* George H. Wilson	Executive Vice President for Strategic Operations and Director
* William E. Karlson	Senior Vice President, Outsourcing Solutions and Director
* Lawrence A. Gallagher	Director
* James C. Hughes	Director
* John P. Riceman	Director

* General Jimmy D. Ross, USA (Ret.)	Director
* Lt. General Richard L. Kelly, USMC (Ret.)	Director
* Charles S. Ream	Director
*By:	/s/ PHILIP O. NOLAN Name: Philip O. Nolan Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.
3.1	**	Amended and Restated Certificate of Incorporation of Stanley, Inc.
3.3	**	Amended and Restated Bylaws of Stanley, Inc.
4.1	**	Specimen Stock Certificate.
5.1	**	Opinion of Cravath, Swaine & Moore LLP.
10.1	**	1995 Stock Incentive Plan, as Amended as of October 11, 2001.
10.2	**	Stockholders' Agreement dated as of August 27, 1996, as Amended as of October 1, 2000.
10.3	**	Amendment No. 2 to Stockholders' Agreement dated as of August 27, 1996.
10.4	**	Amendment No. 3 to Stockholders' Agreement dated as of August 27, 1996.
10.5	**	Amendment No. 4 to Stockholders' Agreement dated as of August 27, 1996.
10.6	**	Executive Deferred Compensation and Equity Incentive Plan, as of January 30, 2002.
10.7	**	Executive Deferred Compensation and Equity Incentive Plan Trust, as of March 5, 2004.
10.8	**	Change in Control and Severance Agreement, dated March 20, 2006, between the Company and Brian J. Clark.
10.9	**	Revolving Credit and Term Loan Agreement, dated as of February 16, 2006, among Stanley, Inc., as Borrower, the Lenders From Time to Time Party Hereto, and SunTrust Bank, as Administrative Agent.
10.10	**	Security Agreement, dated as of February 16, 2006, among Stanley, Inc., as Borrower, the Subsidiaries of the Borrower Party Hereto, as Grantors, and SunTrust Bank, as Administrative Agent.
10.11	**	Subsidiary Guaranty Agreement, dated as of February 16, 2006, among the Subsidiaries of Stanley, Inc. Listed on Schedule I Hereto, and SunTrust Bank, as Administrative Agent.
10.12	**	Amendment No. 1 to Executive Deferred Compensation and Equity Incentive Plan, as of June 28, 2006.
10.13	**	2006 Omnibus Incentive Compensation Plan.
21.1	**	List of subsidiaries of Stanley, Inc.
23.1		Consent of Deloitte & Touche LLP.
23.2		Consent of Beason & Nalley, Inc.
23.3	**	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).
24.1	**	Powers of Attorney.
24.2	**	Powers of Attorney.

**
Previously filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Stanley, Inc. and Subsidiaries

        We have audited the consolidated financial statements of Stanley, Inc. and Subsidiaries (the "Company") as of March 31, 2005 and 2006, and for each of the three years in the period ended March 31, 2006, and have issued our report thereon dated June 26, 2006 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  DELOITTE & TOUCHE LLP
McLean, Virginia
June 26, 2006

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STANLEY, INC. AND SUBSIDIARIES
Schedule II—Valuation and Qualifying Accounts
(in thousands)

Allowance for Doubtful Accounts

	Balance at beginning of period	Charged to costs and expenses	Acquired in business combinations	Deductions	Balance at end of period
2004	630	(109)	178	—	699
2005	699	148	—	—	847
2006	847	322	—	(250)	919

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TABLE OF CONTENTS
SUMMARY
Our Company
Our Market Opportunity
Our Competitive Strengths
Our Strategy
Government Contracting
The Offering
Summary Historical and Pro Forma Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA FINANCIAL DATA
UNAUDITED PRO FORMA STATEMENT OF INCOME For the Twelve-Month Period Ended March 31, 2006
Notes to the Unaudited Pro Forma Statement of Income
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
GOVERNMENT CONTRACTING AND REGULATIONS
MANAGEMENT
Summary Compensation Table
Option/SAR Grants in Last Fiscal Year
Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
STANLEY, INC. AND SUBSIDIARIES Consolidated Statements of Income (in thousands, except per share amounts)
STANLEY, INC. AND SUBSIDIARIES Consolidated Balance Sheets (in thousands)
STANLEY, INC. AND SUBSIDIARIES Consolidated Statements of Changes in Stockholders' Equity (in thousands)
STANLEY, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands)
STANLEY, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (Continued) (in thousands)
STANLEY, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (in thousands, except share and per share data, or as otherwise noted)
Independent Auditor's Report
MORGAN RESEARCH CORPORATION Balance Sheets
MORGAN RESEARCH CORPORATION Statements of Income
MORGAN RESEARCH CORPORATION Statements of Changes in Stockholders' Equity
MORGAN RESEARCH CORPORATION Statements of Cash Flows
MORGAN RESEARCH CORPORATION Notes to Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
STANLEY, INC. AND SUBSIDIARIES Schedule II—Valuation and Qualifying Accounts (in thousands)
Allowance for Doubtful Accounts